As filed with the Securities and Exchange Commission on July 8, 2008

Registration No. 333-150513

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HOMEOWNERS CHOICE, INC.

(Exact name of registrant as specified in its charter)

Florida	6331	20-5961396
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

145 N.W. Central Park Plaza, Suite 115

Port St. Lucie, Florida 34986

(772) 204-9394

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

F&L Corp.

One Independent Drive, Suite 1300

Jacksonville, Florida 32202

(904) 359-2000

(Name, address including zip code, and telephone number, including area code, of agent for service)

Copies to:

Carolyn T. Long, Esq. Megan A. Odroniec, Esq. Foley & Lardner LLP 100 North Tampa Street, Suite 2700 Tampa, Florida 33602 (813) 229-2300 (813) 221-4210—Fax	Bradley A. Haneberg, Esq. Anthony W. Basch, Esq. Kaufman & Canoles, P.C. 1051 East Cary Street, 12th Floor Richmond, Virginia 23219 (804) 771-5700 (804) 771-5777—Fax

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐            :

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐            .

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐            .

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED JULY 8, 2008

Maximum of 1,666,668 Units

Minimum of 1,333,334 Units

Each Unit Consisting of One Share of Common Stock and One Warrant

We are offering for sale up to 1,666,668 units, with each unit consisting of one share of common stock and one warrant. Two warrants may be exercised to acquire one share of common stock at an exercise price equal to $7.97 per share (130% of the public offering price). You may exercise your warrants at any time after the closing of this offering and ending five years after the closing of this offering. We may cancel the warrants, in whole or in part, and if in part, by lot, at any time following the six month anniversary of the closing of this offering if the closing price per share of our common stock exceeds $9.96 (125% of the exercise price of the warrant) for at least ten trading days within any period of twenty consecutive trading days.

Our placement agents, Anderson & Strudwick, Incorporated and GunnAllen Financial, Inc., are selling the units on a minimum/maximum “best efforts” basis. The placements agents are not required to sell any specific dollar amount of securities but will use their best efforts to sell the securities offered. Our placement agents will receive a fee with respect to such sales. Subscriptions for the units will be deposited into escrow with SunTrust Bank, N.A. until a minimum of 1,333,334 units have been sold. In the event we do not sell a minimum of 1,333,334 units by September 30, 2008, escrowed funds will be promptly returned to investors without interest or deduction. In the event that a minimum of 1,333,334 units are sold by September 30, 2008, we will close on those funds received and promptly issue the units.

Prior to this offering, there has been no public market for our units, common stock or warrants. We anticipate that the initial public offering price of the units will be between $5.13 and $7.13 per unit. The shares of common stock and warrants comprising the units will trade separately immediately upon commencement of trading. We have applied to list our units on The NASDAQ Global Market under the symbol “HCIIU.” Once the securities comprising the units begin separate trading, the common stock and the warrants will be traded on The NASDAQ Global Market under the symbols “HCII” and “HCIIW,” respectively.

Investing in our common stock involves risks. See “Risk Factors” on page 10.

	Price to Public	Placement Agent Fees(1)	Proceeds, Before Expenses, to Homeowners Choice(2)
Per Unit	$	$	$
Total if minimum sold	$	$	$
Total if maximum sold	$	$	$

(1)

We have also agreed to issue to our placement agent warrants to purchase that number of shares of our common stock equal to 10% of the number of units sold in the offering. These warrants will have an exercise price equal to 130% of the initial public offering price.

(2)	We expect total cash expenses for this offering to be approximately $700,000.

Delivery of the units will be made on or about             , 2008.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

ANDERSON & STRUDWICK, INCORPORATED	GUNNALLEN FINANCIAL, INC.

The date of this prospectus is                     , 2008.

PROSPECTUS SUMMARY

This summary highlights information that we present more fully in the rest of this prospectus and does not contain all of the information you should consider before investing in our securities. This summary contains forward-looking statements that involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements. You should read the entire prospectus carefully, including the “Risk Factors” section and our consolidated financial statements and related notes. Except as otherwise indicated, the market data and industry statistics in this prospectus are based upon independent industry publications and other publicly available information. Unless the context requires otherwise, as used in this prospectus, the terms “HCI,” “we,” “us,” “our,” “the Company,” “our company,” and similar references refer to Homeowners Choice, Inc. and its subsidiaries.

Our Business

Overview

We are a property and casualty insurance holding company. Through our subsidiaries, we currently provide property and casualty homeowners’ insurance, condominium-owners’ insurance, and tenants’ insurance to individuals owning property in Florida. We provide these insurance products at competitive rates, while pursuing profitability using our selective underwriting criteria.

We began operations in June of 2007 by participating in a “take-out program” through which we assumed insurance policies held by Citizens Property Insurance Corporation (“Citizens”), a Florida state-supported insurer. Since inception, we have assumed, through our insurance subsidiary, Homeowners Choice Property & Casualty Insurance Company, Inc., more than 23,000 property and casualty insurance policies from Citizens representing $66 million in annualized premiums. Of those policies, approximately 85% are homeowners’ insurance policies, and the remaining 15% are a combination of policies written for condominium-owners and tenants. As of March 31, 2008, we had total assets of $57.1 million and stockholders’ equity of $18.4 million. Our net income was $1.0 million for the year ended December 31, 2007 and $3.9 million for the quarter ended March 31, 2008.

The Florida Residential Property and Casualty Joint Underwriting Association (now known as Citizens) was formed by the Florida legislature in December of 1992 following Hurricane Andrew. The losses resulting from Hurricane Andrew caused several small property insurance companies to become insolvent, while some of the large insurance companies began canceling many of their Florida policies in order to reduce their potential loss exposure in the event of another major hurricane. This left a large number of Florida homeowners without access to property insurance coverage. Citizens’ mission is to provide residential property insurance coverage to Florida homeowners who cannot obtain private insurance. If an insurance agent is unable to place a policy with a private insurer, the agent can write a policy for Florida residential property through Citizens. Citizens now has over 1.2 million policies in force and has the largest market share of any insurer in the State of Florida, making the State vulnerable to the risk of a catastrophic event. In an effort to reduce this risk, the Florida legislature instituted a depopulation or “take-out” program to encourage private insurance companies, like ours, to assume policies from Citizens thereby reducing the State’s loss exposure.

After thoroughly reviewing the policies that we are eligible to assume from Citizens, we assume only those policies that meet our selective underwriting criteria. Citizens currently retains 16% of the unearned premium for the policies that we assume, as our acquisition cost. Our rates on these policies must be equal to or less than the rates charged by Citizens. If Citizens reduces its rates, we must reduce our rates by the same amount for our assumed policies; however, if Citizens increases its rates, we will not be permitted to automatically increase our rates. We must provide coverage to Citizens’ policyholders that we assume in this manner for a period of three years, provided that we can cancel a policy in certain circumstances, including for fraud or misrepresentation and non-payment of premiums.

We must have the approval of the insurance agent in order to assume a policy written by such agent from Citizens. We obtain this approval through a limited producer agreement with the agent. In some instances, we must also have the approval of the agent’s affiliated insurance company. This typically applies when the agent is affiliated with a large, national insurance company. Currently, the Florida subsidiaries of two large, national insurance companies, Allstate Floridian Insurance Company and State Farm Florida Insurance Company, permit us to assume policies from Citizens that have been written through their agents. We currently have agent consents relating to approximately one-half of Citizens’ policies. In an effort to increase the pool of Citizens’ policies that we may assume, we are in discussions with other agents and insurance companies to obtain similar approvals.

Historically, the Florida property and casualty insurance market has been dominated by large, national insurance companies, which began writing property and casualty insurance policies in Florida when rates were much lower than they are today. Following Hurricane Andrew, it became apparent that the historical rates charged by these insurance companies were not adequate to cover the risks they assumed. This problem resurfaced following Florida’s unusual hurricane activity in 2004 and 2005. Insurance companies that continued to do business in Florida following these events requested rate increases from the Florida Office of Insurance Regulation (“OIR”). The OIR is typically reluctant to implement large rate increases over a short period in an effort to ensure that property and casualty rates do not become cost prohibitive for Florida homeowners. As a result, many insurers have been unable to implement in a timely manner, rate increases that they believed were sufficient to offset the risks being assumed. Consequently, many insurers are continuing to decrease the number of property and casualty insurance policies they write in Florida.

We currently have a network of over 1,500 independent agents that have entered into limited producer agreements with us. We have also begun writing insurance policies through these agents that are unrelated to the Citizens’ take-out program, which we refer to as voluntary policies. As of March 31, 2008, approximately 99% of our policies are assumed from Citizens and approximately 1% of our policies were voluntary policies. Our independent agents typically represent several insurance companies in order to provide various insurance product lines. Because many large, national insurers have significantly decreased the number of homeowners’ insurance policies they write in the State of Florida as described above, we believe a significant opportunity exists to increase the number of voluntary policies that we write through their agents. In some cases, however, we must gain the approval of these larger direct writing insurers in order to provide an alternative source to their agents for writing homeowners’ policies in Florida. We intend to seek additional voluntary business from the top-producing agents in our independent agent network and will seek approvals from their affiliated insurance companies as required.

Our Market and Opportunity

We believe that the significant decrease in the number of Florida property and casualty insurance policies written by various large, national insurance companies coupled with the Citizens take-out program has provided smaller, domestic insurance companies, such as our insurance subsidiary, with a unique opportunity for growth in the Florida property and casualty insurance market. Unlike many of the large national insurance companies that have found their rates insufficient to offset the potential risk of loss, we have been able to selectively assume policies meeting our underwriting criteria at a rate that we believe is adequate.

According to the OIR June 2007 data, the market for homeowners’ insurance, condominium-owners’ insurance, and tenants’ insurance (i.e., the insurance products offered by our insurance subsidiary) in Florida is 4.7 million policyholders representing annual premiums in excess of $8 billion. Citizens currently writes approximately 30% of these policies. Large, national insurance companies account for another 45% of these policies.

Although the Florida property and casualty insurance market is particularly susceptible to risks due to hurricanes, the statistical likelihood of experiencing catastrophic hurricane-related losses is not as great as recent storm activity might suggest. Each year, forecasters predict the number of storms for the year and the number of storms likely to hit the United States. These forecasts refer to all manner of storms ranging from tropical storms to category 5 hurricanes. Moreover, these predictions do not anticipate the number of storms to impact a particular state, such as Florida.

The Saffir/Simpson hurricane scale classifies hurricanes into five categories according to intensity of sustained winds, central barometric pressure and storm surge. The scale is used primarily to measure the potential damage and flooding a hurricane will cause upon landfall. The U.S. National Hurricane Center classifies hurricanes of category 3 and above as “major hurricanes.” Tropical storms and the lowest two categories, category 1 and category 2 hurricanes, have wind speeds of less than 110 miles per hour and do not present a significant risk of loss. According to the National Hurricane Center, category 1 storms cause no significant damage to building structures, other than unanchored mobile homes. According to the same source, category 2 storms may damage roofing material, poorly constructed doors and windows, and mobile homes. Consequently, we believe only category 3 and above hurricanes present a significant risk of property damage to our insureds.

A NOAA Technical Memorandum published by the National Weather Service—National Hurricane Center in April 2007 reveals that between 1951 and 2006 (a span of 55 years), only 11 “major” storms (a category 3 or greater) struck Florida, five of which occurred during the well-publicized 2004-2005 hurricane season. The following table contains a compilation of the information in the Technical Memorandum regarding the “major” storms (category 3 or higher) that struck Florida since 1952:

FLORIDA HURRICANE HISTORY

Category 3 or Greater, 1952-2007

1952 -	None	1966 -	None	1980 -	None	1994 -	None

1953 -	None	1967 -	None	1981 -	None	1995 -	1

1954 -	None	1968 -	None	1982 -	None	1996 -	None

1955 -	None	1969 -	None	1983 -	None	1997 -	None

1956 -	None	1970 -	None	1984 -	None	1998 -	None

1957 -	None	1971 -	None	1985 -	1	1999 -	None

1958 -	None	1972 -	None	1986 -	None	2000 -	None

1959 -	None	1973 -	None	1987 -	None	2001 -	None

1960 -	1	1974 -	None	1988 -	None	2002 -	None

1961 -	None	1975 -	1	1989 -	None	2003 -	None

1962 -	None	1976 -	None	1990 -	None	2004 -	3

1963 -	None	1977 -	None	1991 -	None	2005 -	2

1964 -	None	1978 -	None	1992 -	1	2006 -	None

1965 -	1	1979 -	None	1993 -	None	2007 -	None

Competitive Strengths

We believe the following are our key competitive strengths:

•

Our Relatively New Position in the Property & Casualty Insurance Market. Unlike the larger, national insurance companies that have traditionally written homeowners’ insurance policies in Florida, we have not had to struggle to maintain rates that we believe are commensurate with the amount of risk that we assume. As a new company, we believe we entered the market with appropriate rates and have not had to request increases in our rates in order to achieve profitability.

•	Our Capital Structure. While other domestic insurance companies have relied upon debt to provide start-up and working capital, since inception, we have been funded entirely by equity.

•

Our Underwriting Criteria. With the aid of our personalized policy rating and administration system, we use highly refined and continually evolving underwriting criteria to determine which new insurance policies we are willing to accept.

•

Our Relationships with Government Agencies. Our Chief Executive Officer and other members of our management team have long standing relationships with agents and insurance regulators in the State of Florida.

•

Our Ability to Attract Independent Agents. Our management team’s extensive industry experience and network of contacts facilitate our ability to attract a network of independent agents that we believe will direct potential policyholders to our company to fulfill their homeowners’ insurance needs.

•

Our In-House Policy Administration System. Rather than outsourcing the policy administration function, we service, renew, rate and administer all of our policies in-house which we believe allows us to maintain closer relationships with our agents and policyholders and improves our responsiveness to changes in our industry and business.

Our Strategies

Our primary goal is to continue to expand our property and casualty writings in the State of Florida. We intend to employ the following strategies to achieve this goal:

•

Increase our Property and Casualty Insurance Offerings in the State of Florida by Increasing our Number of Voluntary Policies. In recent years, large, national insurance companies have significantly reduced their homeowners’ policies written in Florida. We believe this trend presents an opportunity to acquire a number of homeowners policies from these national insurers. We will focus on expanding our relationship with our current network of agents in an effort to secure new business that is unrelated to the Citizens’ take-out program, which we refer to as “voluntary” business. When required, we will also seek the approval of their affiliated insurance companies to become an alternative insurance source for their agents and policyholders in Florida.

•

Increase our Property and Casualty Insurance Offerings in the State of Florida Through Assumption of Policies Held by Citizens. Approximately 30% of Florida’s homeowners’ policies are currently written by Citizens. We intend to continue selecting and assuming, from the large pool of policies held by Citizens, existing insurance policies that meet our selective underwriting criteria. We also will continue to develop our network of independent agents and, when necessary, obtain approval of their affiliated insurance companies in order to increase the number of policies that we are eligible to assume from Citizens.

•

Attract and Retain High-Quality Agents. We intend to focus our marketing efforts on maintaining and improving our relationships with highly productive agents in our current network, as well as on attracting new high-quality agents in areas with a substantial potential for growth. We believe that these agents will play a key role in our efforts to increase the number of voluntary policies written by our insurance subsidiary.

•

Reducing our Ratio of Expenses to Net Premiums Earned and Using Technology to Increase our Operating Efficiency. We are committed to improving our profitability by reducing expenses through enhanced technologies and by increasing the number of policies written through the strategic deployment of our capital. We consolidate all processing and administration of our policies to achieve quality control, operating synergies and tighter expense control. We use technology to automate much of our underwriting activities and to efficiently and cost-effectively facilitate policyholder communications.

•

Evaluate Appropriate Levels of Reinsurance and Utilize our Planned Reinsurance Subsidiary. We will continue evaluating the appropriate amount of reinsurance that we believe will limit our loss exposure on individual property and casualty risks in the most cost-effective manner. We have also formed a new subsidiary through which we intend to meet certain of our insurance subsidiary’s reinsurance needs.

In addition to the goals and strategies described above, we may at some point consider diversifying our business by offering additional insurance products while maintaining our selective underwriting standards. We may also expand our business outside the State of Florida through the organic growth of our company or through strategic acquisitions. We currently have no definitive plans or arrangements for product line diversification or geographic expansion outside the State of Florida.

Challenges and Risks

We face a number of challenges and risks in implementing our operating and growth strategies, including the following:

•

We have a limited operating history—less than one year—on which to base an evaluation of our business and prospects. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development.

•

In the Florida property insurance market, we compete with large, well-established insurance companies, as well as other specialty insurers. Most of these competitors possess greater financial resources, larger agency networks and greater name recognition than we do.

•

We write insurance policies that cover homeowners, condominium owners, and tenants for losses that result from, among other things, catastrophes. We are, therefore, subject to claims arising out of catastrophes that may have a significant effect on our business, results of operations, and financial condition. Catastrophes can be caused by various events, including hurricanes, windstorms, hailstorms, explosions, power outages, fires and man-made events.

•

The insurance industry is highly regulated and supervised. Our insurance subsidiary is subject to the supervision and regulation of the State of Florida. These regulations are administered by the OIR and relate to, among other things: approval of policy forms and premium rates; licensing of insurers and their products; restrictions on the nature, quality and concentration of investments; restrictions on the ability of our insurance subsidiary to pay dividends to us; restrictions on transactions between insurance company subsidiaries and their affiliates; and standards of solvency, including risk-based capital measurements.

•

Our success depends on our ability to accurately assess the risks associated with the policies that we write. If we fail to accurately assess the risks associated with these policies, we may fail to establish adequate premium rates, which could reduce our net income and result in losses.

•

Our loss and loss adjustment expense reserves may deviate substantially from the amounts we will ultimately pay on claims and the related costs of adjusting those claims. If actual losses and loss adjustment expenses exceed our reserves, our net income and capital would decrease.

•

The implementation of our growth strategies is subject to various risks, including risks associated with our ability to identify, recruit and integrate new independent agents; develop our relationships with these agents; identify additional profitable policies to assume from Citizens; identify new geographic markets and product lines to enter; obtain necessary licenses; identify acquisition candidates and successfully execute and integrate acquisitions we undertake and identify, hire and train new underwriting and financial personnel.

For a discussion of these challenges and other risks relating to our business and an investment in our common stock, see “Risk Factors” beginning on page 10.

Corporate Information

Our principal executive offices are located at 145 N.W. Central Park Plaza, Suite 115, Port St. Lucie, Florida 34986, and our telephone number is (772) 204-9394. Our website is www.hcpci.com. Information contained on our website is not incorporated by reference into this prospectus, and such information should not be considered to be part of this prospectus.

The Offering

Securities Offered	A minimum of 1,333,334 and a maximum of 1,666,668 units. Each unit consists of one share of common stock and one warrant.

Warrant Terms

The warrants included in the units will be exercisable any time following the completion of the offering, and will expire on the final day of the 60th month following the date of the closing of this offering. Two warrants may be exercised to purchase one share of our common stock at an exercise price equal to 130% of the public offering price ($7.97 assuming the mid-point of the expected public offering price range).

We may cancel the warrants, in whole or in part, and if in part, by lot, at any time following the six-month anniversary of the closing date of this offering, if the closing price per share of our common stock exceeds 125% of the exercise price of the warrant ($9.96 assuming the mid-point of the expected public offering price range) for at least ten trading days within any period of twenty consecutive trading days. In such an event, the warrant expiration date will be reduced to 30 days from the date of our issuance of a press release announcing such change to the warrant term.

Common Stock Outstanding After the Offering	Assuming that we sell the minimum number of units, we will have 6,515,334 shares outstanding and assuming that we sell the maximum number of units, we will have 6,848,668 shares outstanding (not including the shares of common stock underlying the warrants offered hereby nor the shares of common stock underlying the warrants to be issued to our placement agents).

Proposed NASDAQ Global Market Symbols	“HCIIU” for our units, “HCII” for our common stock, and “HCIIW” for our warrants.

Use of Proceeds	We intend to use the estimated net proceeds from this offering primarily for increasing our statutory surplus so that we can write additional policies, as well as general corporate purposes.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our securities.

Conditions to Closing	We will not close the offering if we do not receive subscriptions to purchase at least the minimum offering amount.

Escrow Period	Funds will be held in escrow until the earlier of our receipt of commitments to purchase 1,333,334 units or September 30, 2008.

Escrow Agent	SunTrust Bank, N.A. will serve as escrow agent for the subscription funds pending the closing of the offering.

Plan of Distribution	The placement agent intends to market the securities on a “best efforts” agency basis.

The number of shares of common stock outstanding after the offering excludes:

•	1,150,000 shares of common stock issuable upon the exercise of options outstanding as of April 1, 2008 at a weighted average exercise price of $2.50 per share; and

•	4,850,000 shares of common stock reserved for future grant or issuance as of April 1, 2008 under our 2007 Stock Option and Incentive Plan.

Unless otherwise indicated, all information in this prospectus assumes:

•	a 1-for-2.50 stock split that was effected by us on June 16, 2008;

•	no person will exercise any outstanding options; and

•	the sale of 1,666,668 units at an assumed initial public offering price of $6.13 per unit, the midpoint of the range set forth on the cover page of this prospectus.

Summary Consolidated Financial Data

The following tables set forth a summary of our consolidated financial data for the periods presented and should be read in conjunction with our consolidated financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. All share and per share information have been restated to reflect a 1-for-2.50 stock split effected as of June 16, 2008.

	Year Ended December 31, 2007	Period from November 30, 2006 (Inception) to December 31, 2006	Three months Ended March 31,
			2008	2007
	(Dollars in thousands)
Consolidated Statement of Operations Data:

Revenue
Net premiums earned	$7,034	—	$10,441	—
Net investment income	602	—	346	—
Other	24	—	119	—

Total revenue	7,660	—	10,906	—

Expenses
Losses and loss adjustment expenses	2,742	—	2,274	—
Policy acquisition and other underwriting expenses	2,868	—	2,316	—
Preopening expenses	419	62	—	79

Total expenses	6,029	62	4,590	79

Income (loss) before income taxes	1,631	(62)	6,316	(79)
Income taxes	614	—	2,392	—

Net income (loss)	$1,017	(62)	$3,924	(79)

Net earnings per share(1)	$.29	—	$.76	—

	At December 31,		At March 31, 2008
	2007	2006
	(Dollars in thousands)
Condensed Balance Sheet Data:
Cash and cash equivalents	$15,729	1	$19,285
Short-term investments	17,055	—	25,075
Premiums receivable	3,256	—	6,358
Deferred acquisition costs	3,163	—	4,686
Deferred income taxes	653	—	855
Total assets	39,993	1	57,083
Losses and loss adjustment expenses	1,688	—	2,848
Unearned premiums	19,814	—	29,405
Total liabilities	25,655	63	38,713
Additional paid-in capital	13,383	—	13,491
Retained earnings (accumulated deficit)	955	(62)	4,879

(1)	based on 3,454,667 and 5,182,000 weighted-average shares outstanding for the year ended December 31, 2007 and three month period ended March 31, 2008, respectively.

RISK FACTORS

An investment in our securities involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below together with the other information included in this prospectus before purchasing our securities in this offering. If any of the possibilities described as risks below actually occurs, our operating results and financial condition would likely suffer and the trading price of our securities could fall, causing you to lose some or all of your investment in the securities we are offering. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

Risks Related to Our Business

We have a limited operating history, and our business and future prospects are difficult to evaluate.

Our company was organized in November 2006, and we did not commence operations until June 2007. Due to our limited operating history, our ability to execute our business strategy is materially uncertain and our operations and prospects are subject to all risks inherent in a developing business enterprise. Our limited operating history also makes it difficult to evaluate our long term commercial viability. More specifically, our ability to execute our business strategy must be evaluated in light of the problems, expenses and difficulties frequently encountered by new businesses in general and property and casualty insurance companies doing business only in Florida and offering primarily homeowners insurance policies in particular.

As a new business, we must work to establish successful operating procedures, to hire staff, to tailor and fine-tune our information management and other systems, to maintain adequate control of our expenses, to develop business relationships, to implement our marketing strategies (and to adapt and modify them as needed), to establish a positive image and reputation in the community, and to take any other steps necessary to conduct our business. As a result of these challenges and the expenses incurred in meeting these challenges, it is possible that we may not be successful in implementing our business strategy or completing the development of the infrastructure necessary to expand our business.

Because our insurance subsidiary currently conducts business in only one state, any single catastrophic event or other condition affecting losses in that particular state could adversely affect our insurance subsidiary’s business, financial condition, and results of operations.

Our insurance subsidiary conducts business in only one state, the State of Florida. While our insurance subsidiary actively manages its exposure to catastrophic events through its underwriting process and the purchase of reinsurance, a single catastrophic event, destructive weather pattern, general economic trend, regulatory development or other condition specifically affecting the State of Florida could have a disproportionately adverse impact on our insurance subsidiary’s business, financial condition, and results of operations. In addition, the fact that our insurance subsidiary’s business is concentrated in the State of Florida subjects it to increased exposure to certain catastrophic events and destructive weather patterns such as hurricanes, tropical storms, and floods. Changes in the prevailing regulatory, legal, economic, political, demographic, competitive, and other conditions in the State of Florida could also make it less attractive for our insurance subsidiary to do business in the State of Florida and would have a more pronounced effect on our insurance subsidiary than it would on other insurance companies that are geographically diversified. Because our insurance subsidiary’s business is concentrated in this manner, the occurrence of one or more catastrophic events or other conditions affecting losses in the State of Florida could have an adverse effect on its business, financial condition, and results of operations.

Our results may fluctuate based on many factors including cyclical changes in the insurance industry.

The insurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity, as well as periods when shortages of capacity permitted an increase in pricing and, thus, more favorable underwriting profits. An increase in premium levels is often over time offset by an increasing supply of insurance capacity, either by capital provided by new entrants or by the commitment of additional capital by existing insurers, which may cause prices to decrease. Any of these factors could lead to a significant reduction in premium rates, less favorable policy terms and fewer opportunities to underwrite insurance risks, which could have a material adverse effect on our results of operations and cash flows. In addition to these considerations, changes in the frequency and severity of losses suffered by insureds and insurers may affect the cycles of the insurance business significantly. These factors may also cause the price of our common stock to be volatile.

We cannot predict whether market conditions will improve, remain constant or deteriorate. Negative market conditions may impair our ability to write insurance at rates that we consider appropriate relative to the risk assumed. If we cannot write insurance at appropriate rates, our ability to transact business would be materially and adversely affected.

Increased competition, competitive pressures, industry developments and market conditions could affect the growth of our business and adversely impact our financial results.

The property and casualty insurance industry in Florida is cyclical and, during times of increased capacity, highly competitive. We compete not only with other stock companies but also with mutual companies, other underwriting organizations and alternative risk sharing mechanisms. Our principal competitors cannot be easily classified. Our principal lines of business are written by numerous other insurance companies. Competition for any one account may come from very large, well-established national companies, smaller regional companies, other specialty insurers in our field, and other companies that write insurance only in Florida. Many of these competitors have greater financial resources, larger agency networks and greater name recognition than our company. We compete for business not only on the basis of price, but also on the basis of financial strength, types of coverages offered, availability of coverage desired by customers, commission structure and quality of service. We may have difficulty continuing to compete successfully on any of these bases in the future. Competitive pressures coupled with market conditions may affect our rate of premium growth and financial results.

Our ability to compete in the property and casualty insurance industry and our ability to expand our business may be negatively affected by the fact that we are a new company. As a new company that has been in business for less than five years, we are not eligible to be rated by A.M. Best. Mortgage companies operating in the state of Florida accept a Demotech rating. However, in some states, mortgage companies require homeowners to obtain property insurance from an insurance company with a certain minimum A.M. Best rating. As a result, the minimum A.M. Best rating requirement may prevent us from expanding our business into other states, which may in turn limit our ability to compete with large, national insurance companies and certain regional insurance companies.

As a new company, we also have a limited operating history and a limited loss history which may negatively impact our ability to establish loss reserves. Our current loss reserves are based primarily on estimates involving projections of our expectations regarding the ultimate settlement and administration costs of claims incurred. These projections are based in part on our experience with the types of claims incurred and the risks related to such claims. However, as a new company, our claims experience and our experience with the risks related to certain claims is inherently limited. These inherent limitations may increase the likelihood that our projections and our estimates may be inaccurate, which in turn may increase the likelihood that our actual losses may exceed our loss reserves. If our actual losses exceed our loss reserves, our financial results, our ability to expand our business, and our ability to compete in the property and casualty insurance industry may be negatively affected.

In addition, industry developments could further increase competition in our industry. These developments could include:

•

an influx of new capital in the marketplace as existing companies attempt to expand their businesses and new companies attempt to enter the insurance business as a result of better pricing and/or terms;

•	programs in which state-sponsored entities provide property insurance in catastrophe-prone areas or other alternative markets types of coverage;

•	changing practices caused by the Internet, which has led to greater competition in the insurance business;

•	changes in Florida’s regulatory climate; and

•

the passage of federal proposals for an optional federal charter that would allow some competing insurers to operate under regulations different or less stringent than those applicable to our insurance subsidiary.

These developments and others could make the property and casualty insurance marketplace more competitive by increasing the supply of insurance available.

If competition limits our ability to write new business at adequate rates, our future results of operations would be adversely affected.

If our actual losses from insureds exceed our loss reserves, our financial results would be adversely affected.

We record reserves for specific claims incurred and reported and reserves for claims incurred but not reported. The estimates of losses for reported claims are established judgmentally on an individual case basis. Such estimates are based on our particular experience with the type of risk involved and our knowledge of the circumstances surrounding each individual claim. Reserves for reported claims consider our estimate of the ultimate cost to settle the claims, including investigation and defense of the claim, and may be adjusted for differences between costs originally estimated and costs re-estimated or incurred. Reserves for incurred but not reported claims are based on the estimated ultimate cost of settling claims, including the effects of inflation and other social and economic factors, using past experience adjusted for current trends and any other factors that would modify past experience. We use a variety of statistical and actuarial techniques to analyze current claim costs, frequency and severity data, and prevailing economic, social and legal factors. While management believes that amounts included in the consolidated financial statements are adequate, there can be no assurance that future changes in loss development, favorable or unfavorable, will not occur. The estimates are periodically reviewed and any changes are reflected in current operations.

Our objective is to set reserves that are adequate and represent management’s best estimate; that is, the amounts originally recorded as reserves should at least equal the ultimate cost to investigate and settle claims. However, the process of establishing adequate reserves is inherently uncertain, and the ultimate cost of a claim may vary materially from the amounts reserved. We regularly monitor and evaluate loss and loss adjustment expense reserve development to verify reserve adequacy. Any adjustment to reserves is reflected in underwriting results for the accounting period in which the adjustment is made.

Due to the uncertainties discussed above, the ultimate losses may vary materially from current loss reserves which could have a material adverse effect on our future financial condition, results of operations and cash flows.

The effects of emerging claim and coverage issues on our business are uncertain.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until some time after we have issued insurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued and renewed, and our financial position and results of operations may be adversely affected.

The failure of our claims handling administrator to pay claims accurately could adversely affect our business, financial results and capital requirements.

We have outsourced our claims handling administration to a third party adjuster. We therefore rely on this third party adjuster to accurately evaluate and pay claims that are made under our policies. Many factors affect the ability of our third party adjuster to pay claims accurately, including the training and experience of its claims representatives, the culture of its claims organization and the effectiveness of its management, its ability to develop or select and implement appropriate procedures and systems to support its claims functions and other factors. As claims administration is our responsibility, any failure on the part of our third party adjuster to pay claims accurately could lead to material litigation, undermine our reputation in the marketplace, impair our image and negatively affect our financial results.

If we are unable to expand our business because our capital must be used to pay greater than anticipated claims, our financial results may suffer.

Our future growth will depend on our ability to expand the number of insurance policies we write in Florida, to expand the kinds of insurance products we offer, and to expand the geographic markets in which we do business, all balanced by the business risks we choose to assume and cede. Our existing sources of funds include possible sales of our securities and our earnings from operations and investments. Unexpected catastrophic events in our market areas, such as the hurricanes experienced in Florida in recent years, may result in greater claims losses than anticipated, which could require us to limit or halt our growth while we redeploy our capital to pay these unanticipated claims unless we are able to raise additional capital.

We may require additional capital in the future which may not be available or may only be available on unfavorable terms.

Our future capital requirements depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that our present capital is insufficient to meet future operating requirements or to cover losses, we may need to raise additional funds through financings or curtail our growth. Based on our current operating plan, we believe current capital together with our anticipated retained earnings will support our operations without the need to raise additional capital. However, we cannot provide any assurance in that regard, since many factors will affect our capital needs and their amount and timing, including our growth and profitability, and the availability of reinsurance, as well as possible acquisition opportunities, market disruptions and other unforeseeable developments. If we had to raise additional capital, equity or debt financing may not be available at all or may be available only on terms that are not favorable to us. In the case of equity financings, dilution to our shareholders could result, and in any case such securities may have rights, preferences and privileges that are senior to those of existing shareholders. If we cannot obtain adequate capital on favorable terms or at all, our business, financial condition or results of operations could be materially adversely affected.

Our financial results may be negatively affected by the fact that a portion of our income is generated by the investment of our company’s capital and surplus, premiums and loss reserves.

A portion of our income is, and likely will continue to be, generated by the investment of our company’s capital and surplus, premiums and loss reserves. The amount of income so generated is a function of our investment policy, available investment opportunities, and the amount of capital and surplus, premium and loss reserves invested. As we continue to grow and to deploy our capital, the proportion of income invested will decrease, and investment income will make up a smaller percentage of our net revenue. Currently, all of our capital is invested in money market funds or in bank deposits (i.e., CDs) that mature in no more than thirteen months. Fluctuating interest rates and other economic factors make it impossible to estimate accurately the amount of investment income that will be realized. In fact, we may realize losses on our investments.

We have exposure to unpredictable catastrophes, which can materially and adversely affect our financial results.

We write insurance policies that cover homeowners, condominium owners, and tenants for losses that result from, among other things, catastrophes. We are therefore subject to claims arising out of catastrophes that may have a significant effect on our business, results of operations, and/or financial condition. Catastrophes can be caused by various events, including hurricanes, tropical storms, tornadoes, windstorms, earthquakes, hailstorms, explosions, power outages, fires and by man-made events, such as terrorist attacks. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Our policyholders are currently concentrated in Florida, which is especially subject to adverse weather conditions such as hurricanes and tropical storms. Insurance companies are not permitted to reserve for catastrophes until such event takes place. Therefore, although we attempt to manage our exposure to catastrophes through our underwriting process and the purchase of reinsurance protection, an especially severe catastrophe or series of catastrophes could exceed our reinsurance protection and may have a material adverse impact on our results of operations and financial condition. See the risk factor below entitled “Although we follow the industry practice of reinsuring a portion of our risks, our costs of obtaining reinsurance may increase and we may not be able to successfully alleviate risk through reinsurance arrangements” for a discussion of our reinsurance coverage.

Industry trends, such as increased litigation against the insurance industry and individual insurers, the willingness of courts to expand covered causes of loss, rising jury awards, and the escalation of loss severity may contribute to increased costs and to the deterioration of the reserves of our insurance subsidiary.

Loss severity in the property and casualty insurance industry has continued to increase in recent years, principally driven by larger court judgments. In addition, many legal actions and proceedings have been brought on behalf of classes of complainants, which can increase the size of judgments. The propensity of policyholders and third party claimants to litigate and the willingness of courts to expand causes of loss and the size of awards may render the loss reserves of our insurance subsidiary inadequate for current and future losses.

Although we follow the industry practice of reinsuring a portion of our risks, our costs of obtaining reinsurance may increase and we may not be able to successfully alleviate risk through reinsurance arrangements.

Reinsurance is the practice of transferring part of an insurance company’s liability and premium under an insurance policy to another insurance company. We use reinsurance arrangements to limit and manage the amount of risk we retain, to stabilize our underwriting results and to increase our underwriting capacity. We have a reinsurance structure that is a combination of private reinsurance and the Florida Hurricane Catastrophe Fund (“FHCF”). Our reinsurance structure is composed of several reinsurance companies with varying levels of participation providing coverage for loss and loss adjustment expense (“LAE”) at pre-established minimum and maximum amounts. In accordance with OIR’s minimum requirements, our amount of maximum reinsurance coverage is determined by subjecting our homeowner exposures to statistical forecasting models that are designed to quantify a catastrophic event in terms of the amount of our probable maximum loss from a storm of the severity that occurs once in every 100 years. Our amount of losses retained (our deductible) in connection with a catastrophic event is determined by market capacity, pricing conditions and surplus preservation. Losses incurred in connection with a catastrophic event below the minimum and above the maximum are the responsibility of our insurance subsidiary, Homeowners Choice Property & Casualty Insurance Company, Inc.

For the 2007-2008 hurricane season, the private reinsurance and FHCF treaties insured our insurance subsidiary for approximately $39 million of aggregate loss and LAE, with our insurance subsidiary retaining the first $1.8 million of loss and LAE. Our insurance subsidiary’s reinsurance program included coverage purchased from the private market, which afforded Reinstatement Premium Protection that provided for a second event up to $3.7 million, along with coverage from the FHCF. Overall, in the 2007-2008 hurricane season, our insurance subsidiary retained an aggregate of $1.8 million in loss and LAE.

For the 2008-2009 hurricane season, we expect to retain an aggregate of $3.2 million in loss and LAE for each of the first two events. We expect to purchase private reinsurance and FHCF treaties to insure our insurance subsidiary to the same standard as 2007-2008 which consisted of first event coverage up to the 1- in -100 year level, as required by the OIR, and second event coverage up to the FHCF level. It is expected that this will result in our purchasing coverage totaling approximately $190 million of aggregate loss and LAE.

We face a risk of non-availability of reinsurance, which could materially and adversely affect our ability to write business and our results of operations and financial condition.

Market conditions beyond our control, such as the amount of capital in the reinsurance market and natural and man-made catastrophes, determine the availability and cost of the reinsurance protection we purchase. We cannot be assured that reinsurance will remain continuously available to the same extent and on the same terms and rates as are currently available. If we are unable to maintain our current level of reinsurance or purchase new reinsurance protection in amounts that are considered sufficient, we would either have to be willing to accept an increase in our net exposures or reduce our insurance writings. Either of these potential developments could have a material adverse effect on our financial position, results of operations and cash flows.

We face a risk of non-collectibility of reinsurance, which could materially and adversely affect our business, results of operations and/or financial condition.

As is common practice within the insurance industry, we transfer a portion of the risks insured under our policies to other companies through the purchase of reinsurance. This reinsurance is maintained to protect our insurance subsidiary against the severity of losses on individual claims, unusually serious occurrences in which a number of claims produce an aggregate extraordinary loss and catastrophic events. Although reinsurance does not discharge our insurance subsidiary from its primary obligation to pay for losses insured under the policies it issues, reinsurance does make the assuming reinsurer liable to the insurance subsidiary for the reinsured portion of the risk. A credit exposure exists with respect to ceded losses to the extent that any reinsurer is unable or unwilling to meet the obligations assumed under the reinsurance contracts. The collectibility of reinsurance is subject to the solvency of the reinsurers, interpretation of contract language and other factors. We are selective with regard to our reinsurers, placing reinsurance with those reinsurers with strong financial strength ratings from A.M. Best, Standard & Poor’s, or a combination thereof, although the financial condition of a reinsurer may change based on market conditions. We perform credit reviews on our reinsurers, focusing on, among other things, financial condition, stability, trends and commitment to the reinsurance business. We may require assets in trust, letters of credit or other acceptable collateral to support balances due from reinsurers not authorized to transact business in the applicable jurisdictions. It has not always been standard business practice to require security for balances due; therefore, certain balances are not collateralized. A reinsurer’s insolvency or inability to make payments under the terms of a reinsurance contract could have a material adverse effect on our results of operations and financial condition.

We also obtain a significant portion of our reinsurance through the FHCF program. Therefore, in the event of a catastrophic loss, we may become dependent upon the FHCF’s ability to pay, which may, in turn, be dependent upon the FHCF’s ability to issue bonds in amounts that would be required to meet its reinsurance obligations in the event of such a catastrophic loss. There is no assurance that the FHCF will be able to do this.

The failure of the risk mitigation strategies we utilize could have a material adverse effect on our financial condition or results of operations.

We utilize a number of strategies to mitigate our risk exposure including:

•	engaging in vigorous underwriting;

•	carefully evaluating terms and conditions of our policies;

•	focusing on our risk aggregations by geographic zones, credit exposure and other bases; and

•	ceding insurance risk to reinsurance companies.

However, there are inherent limitations in all of these tactics. No assurance can be given that an event or series of unanticipated events will not result in loss levels which could have a material adverse effect on our financial condition or results of operations.

The failure of any of the loss limitation methods we employ could have a material adverse effect on our financial condition or our results of operations.

Various provisions of our policies, such as limitations or exclusions from coverage which have been negotiated to limit our risks, may not be enforceable in the manner we intend. At the present time, we employ a variety of endorsements to our policies that limit exposure to known risks, including but not limited to exclusions relating to homes in close proximity to the coast line.

In addition, the policies we issue contain conditions requiring the prompt reporting of claims to us or to our claims handling administrator and our right to decline coverage in the event of a violation of that condition. While our insurance product exclusions and limitations reduce the loss exposure to us and help eliminate known exposures to certain risks, it is possible that a court or regulatory authority could nullify or void an exclusion or legislation could be enacted modifying or barring the use of such endorsements and limitations in a way that would adversely effect our loss experience, which could have a material adverse effect on our financial condition or results of operations.

We have had significant deficiencies in internal control over financial reporting in the past and cannot assure you that additional significant deficiencies or material weaknesses will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements that could require us to restate financial statements, cause investors to lose confidence in our reported financial information and have a negative effect on our stock price.

Management and our auditors concluded that we had significant deficiencies with respect to our internal control over financial reporting. We believe that each of the significant deficiencies identified by management and our auditors was a direct or indirect result of one primary deficiency—inadequate segregation of duties resulting from limited finance and accounting personnel to prepare and review our financial statements and supporting documentation. The following significant deficiencies relate to our policies and procedures pertaining to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and the disposition of our assets: (1) inadequate documentation of cash receipts and premium payments received, and (2) inadequate maintenance of records regarding cash receipts, depreciation expenses and approval of claims payments. In addition, the following significant deficiencies relate to our policies and procedures that provide reasonable assurance that our receipts and expenditures are being made only in accordance with the authorization of our management and directors: (1) inadequate safeguarding of unused checks, and (2) failure to maintain supporting documentation for all disbursements. We also had a significant deficiency relating to the timely preparation of bank reconciliations, which affected our financial statements for the year ended December 31, 2007 and the three months ended March 31, 2008.

In order to improve our internal control and to prevent additional significant deficiencies in the future, we have focused on addressing the primary significant deficiency described above (i.e., the inadequate segregation of duties resulting from inadequate staffing). Accordingly, we have added two additional members to our finance and accounting staff—a controller and a staff accountant. The addition of these two members has enabled us to better segregate various responsibilities and duties and to implement additional controls relating to the timing of bank reconciliations. Although not directly related to our financial reporting, we are also increasing staff and implementing controls at a company-wide level, which we believe will help to eliminate the risk of significant deficiencies with respect to our internal controls over financial reporting. There is no assurance that these remedial actions will improve our internal control and prevent additional significant deficiencies in the future.

We cannot assure you that additional significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in our implementation of controls, could result in additional significant deficiencies or material weaknesses. Exchange Act Rule 12b-2 provides that a significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the registrant’s financial reporting. This rule also provides that a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis.

The existence of significant deficiencies or a material weakness could result in errors in our financial statements that could result in a restatement of financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, leading to a decline in our stock price. Any such failure could also adversely affect the results of periodic management evaluations and annual audit or attestation reports regarding the effectiveness of our internal control over financial reporting when required under Section 404 of the Sarbanes-Oxley Act of 2002 and the rules promulgated under Section 404. We will be required to provide such management evaluations and auditor attestation reports pursuant to Section 404 for our fiscal year ending December 31, 2009.

We may be unable to attract and retain qualified employees.

We depend on our ability to attract and retain experienced underwriting talent and other skilled employees who are knowledgeable about our business. If the quality of our underwriters and other personnel decreases, we may be unable to maintain our current competitive position in the specialized markets in which we operate and be unable to expand our operations, which could adversely affect our results.

Because we began operations in June 2007 and have relatively few employees, the loss of, or failure to attract, key personnel could also significantly impede the financial plans, growth, marketing and other objectives of our insurance subsidiary. Its success depends to a substantial extent on the ability and experience of the two members of its senior management team - Francis McCahill and Richard Allen. Our insurance subsidiary believes that its ability to grow and future success will depend in large part on its ability to attract and retain additional skilled and qualified personnel and to expand, train and manage its employees. Our insurance subsidiary may not be successful in doing so, because the competition for experienced personnel in the insurance industry is intense. Our insurance subsidiary does not have employment agreements with its key personnel.

Our information technology systems may fail or suffer a loss of security which could adversely affect our business.

Our business is highly dependent upon the successful and uninterrupted functioning of our computer and data processing systems. We rely on these systems to perform actuarial and other modeling functions necessary for writing business, as well as to handle our policy administration process (i.e., the printing and mailing of our policies, endorsements, renewal notices, etc). The failure of these systems could interrupt our operations. This could result in a material adverse effect on our business results.

The development and expansion of our business is dependent upon the successful development and implementation of advanced computer and data processing systems. Because our insurance subsidiary intends to expand its business by writing additional voluntary policies, we are developing new information technology systems to handle and process an increased volume of voluntary policies. The failure of these systems to function as planned could slow our growth and adversely affect our future business volume and results of operations.

Because we believe that our independent agents will play a key role in our efforts to increase the number of voluntary policies written by our insurance subsidiary, we are also in the process of developing business platforms and distribution initiatives that will allow us to provide information to, and exchange information with, our agents in an effective and efficient manner. These systems are intended to provide us with current information regarding the insurance markets in which we operate, therefore permitting us to adjust our selective underwriting criteria as needed to rapidly respond to market changes. In the event that the development of these systems does not proceed as planned, the expansion of our business could be delayed. Internet disruptions or system failures once these systems are fully operational could also adversely affect our future business volume and results of operations.

In addition, we license the software used in our policy administration process from an entity owned by the Chairman of our Board of Directors, Scorpio Systems, Inc. This license agreement may be terminated by either party upon six months’ written notice or by Scorpio Systems, Inc. upon thirty days’ written notice to us within three months following the occurrence of a change in control of our company. If such a termination occurs, we may be required to spend significant capital and other resources to purchase and implement a replacement software system, which could adversely affect our results of operations. Alternatively, we could outsource our policy administration process to a third party, in which case any failure on the part of such third party to property handle our policy administration process could lead to material litigation, undermine our reputation in the marketplace, impair our image and negatively affect our financial results.

In addition, a security breach of our computer systems could damage our reputation or result in liability. We retain confidential information regarding our business dealings in our computer systems. We may be required to spend significant capital and other resources to protect against security breaches or to alleviate problems caused by such breaches. It is critical that these facilities and infrastructure remain secure. Despite the implementation of security measures, this infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. In addition, we could be subject to liability if hackers were able to penetrate our network security or otherwise misappropriate confidential information.

The development and implementation of new technologies will require an additional investment of our capital resources in the future.

Frequent technological changes, new products and services and evolving industry standards are all influencing the insurance business. The Internet, for example, is increasingly used to transmit benefits and related information to clients and to facilitate business-to-business information exchange and transactions. We believe that the development and implementation of new technologies will require additional investment of our capital resources in the future. We have not determined, however, the amount of resources and the time that this development and implementation may require, which may result in short-term, unexpected interruptions to our business, or may result in a competitive disadvantage in price and/or efficiency, as we endeavor to develop or implement new technologies.

We rely on independent agents to write our insurance policies, and if we are not able to attract and retain independent agents, our revenues would be negatively affected.

We currently obtain most of our policies through the assumption of policies from Citizens. In order to assume a policy written by an agent from Citizens, we must have the consent and approval of that insurance agent which is obtained through a limited producer agreement. We currently have a network of over 1,500 independent agents that have entered into limited producer agreements with us. Because policies assumed from Citizens pursuant to limited producer agreements with our network of independent agents constitute approximately 99% of our business and generate approximately $60 million in annualized premiums, our business and revenues would be negatively affected if we were unable to attract and retain such independent agents.

We have also begun writing insurance policies through these independent agents that are unrelated to the Citizens’ take-out program, which we refer to as voluntary policies. Although voluntary policies written through these independent agents currently constitute only approximately 1% of our business and generate approximately $0.3 million in annualized premiums, we expect to increase the number of voluntary policies we write as our business expands, which will further increase our reliance on our network of independent agents. In fact, in the future, we may rely on these independent agents to be the primary source for our property insurance policies.

Many of our competitors also rely on independent agents. As a result, we must compete with other insurers for independent agents’ business. Our competitors may offer a greater variety of insurance products, lower premiums for insurance coverage, or higher commissions to their agents. If our products, pricing and commissions do not remain competitive, we may find it more difficult to attract business from independent agents to sell our products. A material reduction in the amount of our products that independent agents sell would negatively affect our revenues.

Our success depends on our ability to accurately price the risks we underwrite.

The results of our operations and the financial condition of our insurance subsidiary depend on our ability to underwrite and set premium rates accurately for a wide variety of risks. Rate adequacy is necessary to generate sufficient premiums to pay losses, LAE and underwriting expenses and to earn a profit. In order to price our products accurately, we must collect and properly analyze a substantial amount of data; develop, test and apply appropriate rating formulas; closely monitor and timely recognize changes in trends; and project both severity and frequency of losses with reasonable accuracy. Our ability to undertake these efforts successfully, and as a result price our products accurately, is subject to a number of risks and uncertainties, some of which are outside our control, including:

•	The availability of sufficient reliable data and our ability to properly analyze available data;

•	The uncertainties that inherently characterize estimates and assumptions;

•	Our selection and application of appropriate rating and pricing techniques;

•	Changes in legal standards, claim settlement practices, and restoration costs; and

•	Legislatively imposed consumer initiatives.

Because we assumed the substantial majority of our current policies from Citizens, our rates are based, to a certain extent, on the rates charged by Citizens. In determining the rates we charge in connection with the policies we assumed from Citizens, our rates must be equal to or less than the rates charged by Citizens. If Citizens reduces its rates, we must reduce our rates to keep them equivalent to or less than Citizens’ rates; however, if Citizens increases its rates, we may not automatically increase our rates. The risk that Citizens will reduce its rates is exacerbated by the fact that, absent certain circumstances, we must continue to provide coverage to the policyholders that we assume from Citizens for a period of three years. We cannot assure you that Citizens will not lower its rates in the future. Consequently, we could underprice risks, which would negatively affect our profit margins. With respect to the voluntary policies that we write, we could also overprice risks, which could reduce our sales volume and competitiveness. In either event, the profitability of our insurance subsidiary could be materially and adversely affected.

Current operating resources are necessary to develop future new insurance products.

We currently intend to expand our product offerings by underwriting additional insurance products and programs, and marketing them through our distribution network. Expansion of our product offerings will result in increases in expenses due to additional costs incurred in actuarial rate justifications, software and personnel. Offering additional insurance products may also require regulatory approval, further increasing our costs and potentially affecting the speed with which we will be able to pursue new market opportunities. There can be no assurance that we will be successful bringing new insurance products to our marketplace.

Our merger and acquisition strategy may not succeed.

Our strategy for growth may include merger and acquisition transactions. This strategy presents risks that could have a material adverse effect on our business and financial performance, including: (1) the diversion of management’s attention, (2) our ability to execute a transaction effectively, including the integration of operations and the retention of employees, and (3) the contingent and latent risks associated with the past operations of and other unanticipated problems arising from a transaction partner. The risks associated with the acquisition of a smaller insurance company include:

•	the inadequacy of reserves for loss and loss expenses;

•	the quality of their data and underwriting processes;

•	the need to supplement management with additional experienced personnel;

•	conditions imposed by regulatory agencies that make the realization of cost-savings through integration of operations more difficult;

•	a need for additional capital that was not anticipated at the time of the acquisition; and

•	the use of more of our management’s time than was originally anticipated.

We cannot predict whether we will be able to identify and complete a future transaction on terms favorable to us. We cannot know if we will realize the anticipated benefits of a completed transaction or if there will be substantial unanticipated costs associated with the transaction. In addition, a future transaction may result in tax consequences at either or both the shareholder and company level, potentially dilutive issuances of our securities, the incurrence of additional debt and the recognition of potential impairment of goodwill and other intangible assets. Each of these factors could adversely affect our financial position and results of operations.

We will incur additional costs as a result of being a public company, which could reduce our profits.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, have required changes in the corporate governance practices of public companies, including rules requiring public companies to include a report of management on the company’s internal control over financial reporting in their annual reports on Form 10-K, which will be required of us for our fiscal year ending December 31, 2009. Compliance with these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs, which could increase our operating costs and reduce our profits.

Risks Related to Regulation of our Insurance Operations

As an insurance holding company, we are currently subject to regulation by the State of Florida and in the future may become subject to regulation by certain other states or a federal regulator.

All states regulate insurance holding company systems. State statutes and administrative rules generally require each insurance company in the holding company group to register with the department of insurance in its state of domicile and to furnish information concerning the operations of the companies within the holding company system which may materially affect the operations, management or financial condition of the insurers within the group. As part of its registration, each insurance company must identify material agreements, relationships and transactions with affiliates, including without limitation loans, investments, asset transfers, transactions outside of the ordinary course of business, certain management, service, and cost sharing agreements, reinsurance transactions, dividends, and consolidated tax allocation agreements.

Insurance holding company regulations generally provide that transactions between an insurance company and its affiliates must be fair and equitable, allocated between the parties in accordance with customary accounting practices, and fully disclosed in the records of the respective parties. Many types of transactions between an insurance company and its affiliates, such as transfers of assets among such affiliated companies, certain dividend payments from insurance subsidiaries and certain material transactions between companies within the system, may be subject to prior notice to, or prior approval by, state regulatory authorities. If we are unable to obtain the requisite prior approval for a specific transaction, we would be precluded from taking the action which could adversely affect our operations.

Our insurance subsidiary currently operates only in the State of Florida. In the future, our insurance subsidiary may become authorized to transact business in other states and therefore will become subject to the laws and regulatory requirements of those states. These regulations may vary from state to state, and states occasionally may have conflicting regulations. Currently, the federal government’s role in regulating or dictating the policies of insurance companies is limited. However, Congress, from time to time, considers proposals that would increase the role of the federal government in insurance regulation, either in addition to or in lieu of state regulation. The impact of any future federal insurance regulation on our insurance operations is unclear and may adversely impact our business or competitive position.

Our insurance subsidiary is subject to extensive regulation which may reduce our profitability or inhibit our growth. Moreover, if we fail to comply with these regulations, we may be subject to penalties, including fines and suspensions, which may adversely affect our financial condition and results of operations.

The insurance industry is highly regulated and supervised. Our insurance subsidiary is subject to the supervision and regulation of the state in which it is domiciled (Florida) and the state(s) in which it does business (currently only Florida). Such supervision and regulation is primarily designed to protect our policyholders rather than our shareholders. These regulations are generally administered by a department of insurance in each state and relate to, among other things:

•	the content and timing of required notices and other policyholder information;

•	the amount of premiums the insurer may write in relation to its surplus;

•	the amount and nature of reinsurance a company is required to purchase;

•	participation in guaranty funds and other statutorily-created markets or organizations;

•	business operations and claims practices;

•	approval of policy forms and premium rates;

•	standards of solvency, including risk-based capital measurements;

•	licensing of insurers and their products;

•	restrictions on the nature, quality and concentration of investments;

•	restrictions on the ability of our insurance company subsidiary to pay dividends to us;

•	restrictions on transactions between insurance company subsidiaries and their affiliates;

•	restrictions on the size of risks insurable under a single policy;

•	requiring deposits for the benefit of policyholders;

•	requiring certain methods of accounting;

•	periodic examinations of our operations and finances;

•	prescribing the form and content of records of financial condition required to be filed; and

•	requiring reserves as required by statutory accounting rules.

The Florida OIR and regulators in other jurisdictions where our insurance subsidiary may become licensed conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may adversely affect or inhibit our ability to achieve some or all of our business objectives. These regulatory authorities also conduct periodic examinations into insurers’ business practices. These reviews may reveal deficiencies in our insurance operations or differences between our interpretations of regulatory requirements and those of the regulators.

In addition, regulatory authorities have relatively broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. In some instances, we follow practices based on our interpretations of regulations or practices that we believe may be generally followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us. This could adversely affect our ability to operate our business.

Finally, changes in the level of regulation of the insurance industry or changes in laws or regulations themselves or interpretations by regulatory authorities could adversely affect our ability to operate our business.

Changes in regulation may reduce our profitability and limit our growth.

We are subject to extensive regulation in the state in which we conduct business (currently only Florida). This regulation is generally designed to protect the interests of policyholders, as opposed to shareholders and other investors in the insurance company or its affiliates, and relates to authorization for lines of business, capital and surplus requirements, investment limitations, underwriting limitations, transactions with affiliates, dividend limitations, trade practices and claims practices, participation in guaranty funds and other statutorily-created markets or organizations, changes in control, premium rates and a variety of other financial and non-financial components of an insurance company’s business. The National Association of Insurance Commissioners (“NAIC”) and state insurance regulators are constantly reexamining existing laws and regulations, generally focusing on modifications to holding company regulations, interpretations of existing laws and the development of new laws.

From time to time, states consider and/or enact laws that may alter or increase state authority to regulate insurance companies and insurance holding companies. States also consider and/or enact laws that impact the competitive environment and marketplace for property and casualty insurance. Our insurance company subsidiary currently transacts insurance only in Florida, where the recent political environment has led to aggressive regulation of property and casualty insurance companies. We expect this to continue for the foreseeable future. For example, Florida recently enacted legislation that has led to rate levels in the private insurance market that we believe, in many instances, are inadequate to cover the related underwriting risk. This same legislation requires a state-owned insurance company to reduce its premium rates and begin competing against private insurers in the Florida residential property insurance market. Florida lawmakers may continue to enact or retain legislation that suppresses the rates of this state-owned insurer, further adversely impacting the private insurance market and increasing the likelihood that it must levy assessments on private insurance companies and ultimately on Florida consumers. These and other aspects of the political environment in jurisdictions where we operate may reduce our profitability, limit our growth, or otherwise adversely affect our operations.

During the past several years, various regulatory and legislative bodies have adopted or proposed new laws or regulations to address the cyclical nature of the insurance industry, catastrophic events and insurance capacity and pricing. These regulations include (i) the creation of “market assistance plans” under which insurers are induced to provide certain coverages, (ii) restrictions on the ability of insurers to rescind or otherwise cancel certain policies in mid-term or to nonrenew policies at their scheduled expirations, (iii) advance notice requirements or limitations imposed for certain policy non-renewals, (iv) limitations upon or decreases in rates permitted to be charged, (v) expansion of governmental involvement in the insurance market, and (vi) increased regulation of insurers’ policy administration and claims handling practices.

Currently, the federal government does not directly regulate the insurance business. However, in recent years the state insurance regulatory framework has come under increased federal scrutiny. Congress and some federal agencies from time to time investigate the current condition of insurance regulation in the United States to determine whether to impose federal regulation or to allow an optional federal charter, similar to banks. In addition, changes in federal legislation and administrative policies in several areas, including changes in the Gramm-Leach-Bliley Act, financial services regulation and federal taxation, can significantly impact the insurance industry and us.

We cannot predict with certainty the effect any enacted, proposed or future state or federal legislation or NAIC initiatives may have on the conduct of our business. Furthermore, there can be no assurance that the regulatory requirements applicable to our business will not become more stringent in the future or result in materially higher costs than current requirements, or that creation of a federal insurance regulatory system will not adversely affect our business or disproportionately benefit our competitors. Changes in the regulation of our business may reduce our profitability, limit our growth or otherwise adversely affect our operations.

Our insurance subsidiary is subject to minimum capital and surplus requirements, and our failure to meet these requirements could subject us to regulatory action.

Our insurance subsidiary is subject to risk-based capital standards and other minimum capital and surplus requirements imposed under applicable state laws, including the laws of Florida. The risk-based capital standards, based upon the Risk-Based Capital Model Act adopted by the NAIC, require our insurance subsidiary to report its results of risk-based capital calculations to state departments of insurance and the NAIC. These risk-based capital standards provide for different levels of regulatory attention depending upon the ratio of an insurance company’s total adjusted capital, as calculated in accordance with NAIC guidelines, to its authorized control level risk-based capital. Authorized control level risk-based capital is the number determined by applying the NAIC’s risk-based capital formula, which measures the minimum amount of capital that an insurance company needs to support its overall business operations.

In addition, our insurance subsidiary is required to maintain certain minimum capital and surplus and to limit its written premiums to specified multiples of its capital and surplus. The insurance subsidiary could exceed these ratios if its volume increases faster than anticipated or if its surplus declines due to catastrophe or non-catastrophe losses or excessive underwriting and operational expenses.

Any failure by our insurance subsidiary to meet the applicable risk-based capital or minimum statutory capital requirements or the writings ratio limitations imposed by the laws of Florida (or other states where we may eventually conduct business) could subject it to further examination or corrective action imposed by state regulators, including limitations on our writing of additional business, state supervision or liquidation.

Any changes in existing risk-based capital requirements, minimum statutory capital requirements, or applicable writings ratios may require us to increase our statutory capital levels, which we may be unable to do.

Our status as an insurance holding company could adversely affect our ability to meet our obligations and pay dividends.

As an insurance holding company, we are dependent on dividends and other permitted payments from our insurance subsidiary to pay any cash dividends to our shareholders, to service debt and for our operating capital. The ability of our insurance subsidiary to pay dividends to us is subject to certain restrictions imposed under Florida insurance law, which is the state of domicile for Homeowners Choice Property & Casualty Insurance Company, Inc., our insurance subsidiary. In addition, for a three-year period beginning March 30, 2007, our insurance subsidiary, as a newly licensed insurer in the State of Florida, is precluded from paying dividends unless approved in advance by the OIR. We believe that the OIR is unlikely to approve any such request based upon its preference for new insurers to retain and increase their capital and surplus during their initial years. Absent unforeseen circumstances, we therefore do not expect to seek the OIR’s approval of such a request during this three-year period. In addition, there is no guarantee that Homeowners Choice Property & Casualty Insurance Company, Inc. will be permitted to or, if permitted, will elect to pay dividends after 2010.

Business and regulatory considerations may impact the amount of dividends actually paid, and prior approval of dividend payments may be required.

Risks Related to an Investment in Our Securities

There is currently no established public trading market for our securities and your investment may be illiquid for an indefinite amount of time.

Prior to this offering, there has been no public market for our securities. There can be no assurance that an active, public trading market will ever develop even if we are successful with this offering. In addition, there can be no assurance that our securities will be accepted for listing or trading on any exchange or the NASDAQ market. The initial public offering price of the units offered hereby has been determined by negotiations between our company and our placement agent and may not be indicative of the market price for the securities after this offering. The market price of the securities is subject to significant fluctuation in response to variations in quarterly and annual operating results, general trends in our company’s industry, actions taken by competitors, the overall performance of the stock market, and other factors.

The offering may result in a dilution of your interests in our Company.

Our Articles of Incorporation authorize the issuance of up to 60,000,000 shares of stock, no par value, consisting of 40,000,000 shares of common stock and 20,000,000 shares of preferred stock (after giving effect to our 1-for-2.50 stock split). After completion of this offering, we will have a maximum of approximately 33,484,666 authorized but un-issued shares of common stock and 20,000,000 authorized but un-issued shares of preferred stock available for issuance to shareholders. Our Board of Directors in a variety of circumstances may, subject to applicable securities laws, decide to issue additional shares up to the amounts authorized in our Articles of Incorporation. Existing shareholders who are unwilling or ineligible to purchase subsequently offered shares may experience a dilution of their interests in our company.

We have never paid dividends on our common stock and do not anticipate paying dividends on our common stock for the foreseeable future; therefore, returns on your investment may only be realized by the appreciation in value of our securities.

We have never paid any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We plan to retain any future earnings to finance growth. Because of this, investors who purchase common stock and/or convert their warrants into common stock may only realize a return on their investment if the value of our common stock appreciates. If we determine that we will pay dividends to the holders of our common stock, there is no assurance or guarantee that such dividends will be paid on a timely basis.

In addition, the declaration and payment of dividends will be at the discretion of our Board of Directors and will be dependent upon the profits and financial requirements of our company and other factors, including legal and regulatory restrictions on the payment of dividends, general business conditions and such other factors as our Board of Directors deems relevant.

Future issuances or sales, or the potential for future issuances or sales, of shares of our common stock may cause the trading price of our securities to decline and could impair our ability to raise capital through subsequent equity offerings.

Future sales of a substantial number of shares of our common stock or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our common stock and our warrants to decline, and could materially impair our ability to raise capital through the sale of additional securities. An additional 5,182,000 restricted shares of our common stock are eligible for sale in the public markets, subject to volume limitations and other restrictions of Rule 144. In addition, there are outstanding options to purchase 1,150,000 shares of our common stock. Actual sales, or the prospect of sales by our present shareholders, may have a negative effect on the market price of our common stock.

If we do not maintain an effective registration statement, you may not be able to exercise the warrants.

For you to be able to exercise the warrants, the resale of the shares of our common stock to be issued to you upon exercise of the warrants must be covered by an effective and current registration statement. We cannot guarantee that we will continue to maintain a current registration statement relating to the resale of the shares of our common stock underlying the warrants. In such circumstances, you would be unable to exercise the warrants. In those circumstances, we may, but are not required to, redeem the warrants by payment in cash. Consequently, there is a possibility that you will never be able to exercise the warrants and receive the underlying shares. This potential inability to exercise the warrants, our right to cancel the warrants under certain circumstances, and the possibility that we may redeem the warrants for nominal value may have an adverse effect on demand for the warrants and the prices that can be obtained from reselling them.

This offering is being conducted on a “best efforts” basis and we may not be able to execute our growth strategy if a sufficient number of units is not sold in the offering.

If you invest in the units and more than 1,333,334 units are sold, but less than all of the offered units are sold, you may have acquired an interest in a company with limited financial capability and the risk of losing your entire investment will be increased. Our placement agent is offering our units on a minimum/maximum “best efforts” basis, and we can give no assurance that all 1,666,668 units offered by this prospectus will be sold. If we are unable to sell at least 1,333,334 units offered hereby, we will terminate this offering and all monies collected from subscribers and held in escrow will be returned to such subscribers without interest or deduction. Furthermore, if at least 1,666,668 of the units offered by this prospectus are not sold, we may be unable to fund all the intended uses described in this prospectus from the net proceeds anticipated from this offering without obtaining funds from alternative sources or using working capital that we generate. Alternative sources of funds may not be available to us at what we consider to be a reasonable cost, and the working capital generated by us may not sufficient to fund any uses not financed by offering proceeds.

Florida law may discourage takeover attempts and may result in entrenchment of management.

Our articles of incorporation, our bylaws and Florida law contain provisions that could discourage, delay or prevent a third party from acquiring us, even if doing so may be beneficial to our shareholders. In addition, these provisions could limit the price investors would be willing to pay in the future for shares of our common stock. For example:

•

The Florida Control Share Act provides that shares acquired in a “control share acquisition” will not have voting rights unless the voting rights are approved by a majority of the corporation’s disinterested shareholders. A “control share acquisition” is an acquisition, in whatever form, of voting power in any of the following ranges: (a) at least 20% but less than 33-1/3% of all voting power, (b) at least 33-1/3% but less than a majority of all voting power; or (c) a majority or more of all voting power.

•

The Florida Affiliated Transactions Act requires supermajority approval by disinterested shareholders of certain specified transactions between a public company and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates).

•	Special meetings of our shareholders may be called by our President, the board of directors or by the holders of not less than 10% of all the shares entitled to vote at the meeting.

•	A director may be removed with or without cause, at a meeting of the shareholders called expressly for that purpose, as provided in Section 607.0808, Florida Statutes.

•	We have a staggered board of directors, which means that approximately one-third of our directors are elected each year.

•

Our bylaws may be further amended by a majority of the shareholders entitled to vote thereon present at any shareholders’ meeting if notice of the proposed action was included in the notice of the meeting or is waived in writing by a majority of the shareholders entitled to vote thereon.

•

Our board of directors is authorized to issue, without further action by our shareholders, up to 20,000,000 shares of “blank check” preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted or imposed on such preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the common stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions, or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions. Examples of forward-looking statements include, without limitation:

•	statements regarding our acquisition and other strategies, results of operations or liquidity;

•	statements concerning projections, predictions, expectations, estimates or forecasts as to our business, financial and operational results and future economic performance;

•	statements of management’s goals and objectives;

•	projections of revenue, earnings, capital structure and other financial items;

•	assumptions underlying statements regarding us or our business; and

•	other similar expressions concerning matters that are not historical facts.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, factors discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.”

Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances, or achievements expressed or implied by the forward-looking statements. These risks include, but are not limited to, those listed below and those discussed in greater detail under the heading “Risk Factors” above:

•	our limited operating history;

•	the concentration of our business in the State of Florida;

•	the cyclical nature of the insurance industry;

•	increased competition, competitive pressures, and market conditions;

•	the possibility that actual losses may exceed reserves;

•	the failure of our claims handling administrator to pay claims accurately;

•	our failure to implement adequate internal controls over financial reporting;

•	our exposure to catastrophic events;

•	increased costs of reinsurance, non-availability of reinsurance, and non-collectibility of reinsurance;

•	the failure of our risk mitigation strategies or loss limitation methods;

•	our failure to attract and retain qualified employees and independent agents or our loss of key personnel;

•	the failure of our information technology systems;

•	significant deficiencies or material weaknesses in our internal controls over financial reporting;

•	changes in regulations and our failure to meet increased regulatory requirements;

•	increased state or federal involvement in the business of insurance;

•	the lack of a public trading market for our securities; and

•	our failure to execute our growth strategy.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition or operating results.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Consequently, you should not place undue reliance on forward-looking statements.

USE OF PROCEEDS

The gross proceeds from this offering will be approximately $10.2 million if the maximum number of securities offered is sold, and $8.2 million if the minimum number of securities offered is sold, before deducting expenses. We estimate offering expenses to be approximately $700,000 before deducting placement agent fees. We estimate the net proceeds of the offering to be approximately $6.9 million if the minimum offering is obtained and approximately $8.8 million if the maximum offering is obtained. The following table sets forth our estimated net offering proceeds from the sale of the minimum and the maximum amount of securities offered.

Estimated Offering Proceeds

	Maximum Offering	Minimum Offering
Offering Proceeds	$10,216,675	$8,173,337
Less Placement Agent Fees and Offering Expenses(1)	$1,415,617	$1,272,134

Net Proceeds from Offering	$8,801,058	$6,901,203

(1)

Our lead placement agent, Anderson & Strudwick, Incorporated, will be paid a 7% percent fee and a 1% expense reimbursement for all units sold in the offering. Our estimated offering expenses, including the 1% expense reimbursement but not including placement agent fees, are $700,000.

We intend to use the net proceeds of this offering as follows, and we have ordered the specific uses of proceeds in order of priority.

Description of Use	Maximum Offering	Minimum Offering
Increase Statutory Capital and Surplus	$4,000,000	$4,000,000
Marketing	$1,000,000	$1,000,000
Working Capital	$3,801,058	$1,901,203

Total Uses of Proceeds	$8,801,058	$6,901,203

Except as described above, we have no immediate need for the proceeds we will receive from this offering. The principal purposes of this offering are to increase our statutory capital and surplus, obtain additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets. We expect to use the net proceeds from this offering to provide additional long-term working capital, in the form of unrestricted cash, to support the growth of our business by providing us with financial flexibility. We may use a portion of the net proceeds from this offering to pursue acquisitions and expansions of the insurance products that we offer in existing and new markets. We have no commitments with respect to any such acquisition or investment, and we are not currently involved in any negotiations with respect to any such transaction. In the event that we sell only the minimum number of units offered, and therefore, receive only the minimum amount of offering proceeds, we would have less working capital with which to pursue the foregoing. Pending the use by us and by Homeowners Choice Property & Casualty Insurance Company, Inc. of such proceeds, we will invest such proceeds in interest-bearing securities consistent with our current investment policies.

DIVIDEND POLICY

We have not paid dividends on our common stock and anticipate that for the foreseeable future all earnings, if any, will be retained for the operation and expansion of our business. Moreover, our ability to pay dividends if and when our Board of Directors determines to do so, may be restricted by regulatory limits on the amount of dividends which Homeowners Choice Property & Casualty Insurance Company, Inc. is permitted to pay to us. In addition, if we were to borrow against any credit facility that we may enter into, we may be prohibited from paying cash dividends. For a three-year period beginning March 30, 2007, our insurance subsidiary, as a newly licensed insurer in the State of Florida, is precluded from paying dividends unless approved in advance by the OIR. We believe that the OIR is unlikely to approve any such request based upon its preference for new insurers to retain and increase their capital and surplus during their initial years. Absent unforeseen circumstances, we therefore do not expect to seek the OIR’s approval of such a request during this three-year period.

DETERMINATION OF OFFERING PRICE

The public offering price will be determined through negotiations between the placement agent and us. In addition to prevailing market conditions, the factors to be considered in determining the public offering price are:

•	prevailing market and general economic conditions;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares of our units, common stock, and warrants may not develop. It is possible that after this offering the units, shares and warrants will not trade in the public market at or above the public offering price.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2008:

•	on an actual basis;

•

on a pro forma as adjusted basis to give effect to the issuance of 1,333,334 units (the minimum that may be sold by us in the offering) at an assumed public offering price of $6.13 per unit (the midpoint of the expected price range) and the anticipated application of the net proceeds from this offering; and

•

on a pro forma as adjusted basis to give effect to the issuance of 1,666,668 units (the maximum that may be sold by us in the offering) at an assumed public offering price of $6.13 per unit (the midpoint of the expected price range) and the anticipated application of the net proceeds from this offering.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of March 31, 2008 (in thousands, except share data)
	Pro Forma As Adjusted
	Actual	Assuming Minimum	Assuming Maximum
Cash and cash equivalents	$19,285	$26,186	$28,086

Total long-term obligations	0	0	0

Stockholders’ equity
Common stock, no par value, 40,000,000 authorized shares, 5,182,000 shares issued and outstanding actual; 6,515,334 shares issued and outstanding pro forma assuming we raise the minimum offering; and 6,848,668 shares issued and outstanding pro forma assuming we raise the maximum offering(1)	0	0	0

Additional paid in capital(2)	13,491	20,392	22,292
Retained Earnings	4,879	4,879	4,879

Total Stockholders’ Equity	18,370	25,271	27,171

Total Capitalization	$18,370	$25,271	$27,171

(1)	The share amounts reflect a 1:2.50 stock split effected as of June 16, 2008.
(2)	Includes $536 relating to vested stock options recognized in accordance with SFAS 123R.

DILUTION

If you invest in our securities, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by calculating the total assets less intangible assets and total liabilities, and dividing this total by the number of outstanding shares of common stock.

As of March 31, 2008, after giving effect to (1) our 1-for-2.50 stock split, (2) the sale of the minimum number units offered at an assumed initial public offering price of $6.13 per unit (the midpoint of the expected price range) less estimated placement agent fees and estimated expenses, our pro forma, as adjusted net tangible book value as of March 31, 2008 would have been $20.6 million, or $3.16 per share. This represents an immediate increase in the pro forma as adjusted net tangible book value of $0.52 per share to existing shareholders and an immediate dilution of $2.97 per share to you. Assuming the sale of the maximum number of units offered at an initial public offering price of $6.13 per unit (the midpoint of the expected price range) less estimated placement agent fees and estimated expenses, our pro forma, as adjusted net tangible book value as of March 31, 2008 would have been $22.5 million, or $3.28 per share. This represents an immediate increase in the pro forma as adjusted net tangible book value of $0.64 per share to existing shareholders and an immediate dilution of $2.85 per share to you. This dilution is illustrated in the following table:

		Assuming Minimum		Assuming Maximum
Assumed initial public offering price per share		$6.13		$6.13
Pro forma net tangible book value per share as of March 31, 2008	$2.64		$2.64
Increase per share attributable to new investors	$0.52		$0.64
Pro forma net book value per share after this offering		$3.16		$3.28

Dilution per share to new investors		$2.97		$2.85

The following table shows on a pro forma, as adjusted basis at March 31, 2008, the total number of shares of common stock purchased, the total consideration paid to us and the average price per share paid by existing shareholders assuming the sale of the minimum number of units that may be sold by us in the offering:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders	5,182,000	79.5%	$12,955,000	61.3%	$2.50
New investors	1,333,334	20.5%	$8,173,337	38.7%	$6.13

Totals	6,515,334	100%	$21,128,337	100%	$3.24

The following table shows on a pro forma, as adjusted basis at March 31, 2008, the total number of shares of common stock purchased, the total consideration paid to us and the average price per share paid by existing shareholders assuming the sale of the maximum number of units that may be sold by us in the offering:

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average Price Per Share
Existing shareholders	5,182,000	75.7%	$12,955,000	55.9%	$2.50
New investors	1,666,668	24.3%	$10,216,675	44.1%	$6.13

Totals	6,848,668	100%	$23,171,675	100%	$3.38

To the extent that we issue options or rights under our 2007 Stock Option and Incentive Plan or issue additional shares of our capital stock in the future, you may experience further dilution.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

When you read this section of this prospectus, it is important that you also read our selected consolidated financial data, the consolidated financial statements and related notes included elsewhere in this prospectus. This section of this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons set forth herein, including the factors described below and in “Risk Factors.”

Overview

HCI was organized in November of 2006 to be an insurance holding company for three of our subsidiaries: Homeowners Choice Property & Casualty Insurance Company, Inc. (“HCPC”), Homeowners Choice Managers, Inc. (“HCM”), and Southern Administration, Inc. (“SA”). We commenced operations in June 2007. HCI has a limited operating history, less than one year, on which to base an evaluation of its business and prospects. HCI’s prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development.

HCPC, our insurance subsidiary, is a Florida insurance company that provides property and casualty insurance to individuals that own homes or condominiums in Florida and to certain individuals who rent property in Florida. HCM provides underwriting policy administration, marketing, accounting and financial and other management services to HCPC. HCM contracts with our independent agents for sales services and with SA for policy administration services. SA is our administrative subsidiary and provides policy administration services through HCM.

We recently formed a fourth subsidiary, Claddaugh Casualty Insurance Company Ltd. Claddaugh’s incorporation required minimum capital and surplus of $2.0 million, which we funded with a $120,000 cash deposit and a $1.88 million letter of credit. We pledged a certificate of deposit, with a $1.88 million face amount, as collateral for the letter of credit. When deemed appropriate by management, we plan to satisfy some of our reinsurance needs by purchasing reinsurance from this subsidiary. Any reinsurance contracts entered into with this subsidiary will be subject to review by the Florida OIR.

Our level of profitability is primarily determined by how adequately our rates and investment income cover our expenses, which consist of reinsurance, non-catastrophic losses, commissions, overhead and taxes. Most of our expense categories can be measured and managed. The largest potential variable expense is the cost of catastrophic losses (i.e., hurricanes and tropical storms). Our results of operations are further subject to significant variations due to factors affecting the property and casualty insurance industry in general, which include competition, weather, catastrophic events, regulation, general economic conditions, judicial trends, fluctuations in interest rates and other changes in the investment environment.

Our premium growth and underwriting results have been, and will continue to be, influenced by market conditions. Premium rate levels are related to the availability of insurance coverage, which varies according to the level of surplus in the insurance industry and other factors. The level of surplus in the industry varies with returns on capital and regulatory barriers to the withdrawal of surplus. Increases in surplus have generally been accompanied by increased price competition among property and casualty insurers. Pricing in the property and casualty insurance industry historically has been cyclical. During a weakening market cycle, price competition makes it difficult to attract and retain properly priced personal lines business. During a weak insurance market, regulatory rate approval requirements and concerns regarding retention of existing policies may limit our insurance subsidiary’s ability to increase prices. We intend to promote and maintain our disciplined underwriting approach and pricing standards during these weaker markets, even if it leads to slower premium growth.

With respect to policies that we assume from Citizens, we are required to have rates that are equivalent to or less than the rates charged by Citizens. If Citizens reduces its rates, we will be required to reduce our rates to keep them equivalent to or less than Citizens’ rates; however, if Citizens increases its rates, we will not be permitted to automatically increase our rates. We must provide coverage to the policyholders that we assume for Citizens in this manner for a period of three years, provided that we can cancel a policy in certain circumstances, including fraud or misrepresentation and non-payment of premiums. In addition, if our insurance subsidiary was to find it necessary to reduce premiums or limit premium increases due to other competitive pressures on pricing, our insurance subsidiary could experience a reduction in profit margins and revenues, an increase in ratios of losses and expenses to premiums and, therefore, lower profitability. The cyclicality of the insurance market and its potential impact on our results is difficult to predict with any significant reliability.

HCPC, our insurance subsidiary, is required by law to review its property insurance rates no less frequently than annually and to submit a filing either certifying its then current rates as adequate or requesting adjustments to the rates. HCPC may submit rate filings more frequently than annually if appropriate in light of its individual circumstances, market conditions or law changes. HCPC’s certifications or filings must be submitted to the Florida OIR using an electronic filing system that requires the insurer to upload various filing components. For a proposed rate change, these components include detailed information such as the proposed rate levels and associated rating manual pages, an explanatory memorandum, rating examples using a specified OIR form, summaries of the filing’s compliance with statutory mandates and a filing certification signed by designated company representatives. HCPC may implement rate reductions without prior approval of the OIR, subject to the OIR’s authority to review and approve the implemented rates and require any necessary true-up adjustments. HCPC cannot increase its rates without prior approval of the OIR. A rate reduction filing implemented without prior approval may be submitted any time up to 30 days following the effective date. A filing requesting prior OIR approval must be submitted at least 90 days before the proposed effective date.

The OIR considers a variety of factors in evaluating an insurer’s periodic rate filings. Among the primary factors, the OIR considers (1) the insurer’s past and prospective loss experience, (2) the insurer’s past and prospective expenses, (3) the degree of competition in the insurer’s market, (4) the insurer’s expected investment income, (5) the adequacy of the insurer’s loss reserves, (6) the cost of reinsurance, and (7) a reasonable margin for underwriting profit and contingencies. The OIR also evaluates the reasonableness of assumptions made in the insurer’s rate filing, including its selection of premium and loss trend factors and other areas of actuarial judgment. Florida law also contains requirements pertaining to the versions of hurricane loss projection models that an insurer may use to estimate its hurricane losses and the manner in which the insurer may use those models. The OIR’s rate review process includes evaluation of the insurer’s use of these models, according to the OIR’s interpretations of applicable requirements.

The adequacy of HCPC’s rates and its ability to implement rate changes is affected by factors such as changes in laws or regulations, interpretations of statutes and rules by HCPC and by the OIR, and competitive conditions among insurers writing similar types of policies. There is no assurance that the OIR will agree with the data or assumptions in HCPC’s rate filings, that HCPC will be able to adjust its rates as it considers necessary or appropriate, or that it will be granted approval of any adjustments as rapidly as the company may desire. In addition, if HCPC expands into other lines of business or other states, it may become subject to different requirements and standards governing its rates.

We currently invest our excess cash in certificates of deposit and money market accounts. Therefore, our investment income is subject to change based on general interest rate levels. We may change our investment policy in the future, which could subject our investment income to a variety of factors, including adverse events affecting the issuers of debt obligations that we may purchase and changes in pricing of equity securities. We expect that investment income will decrease as a percentage of our revenues in the future as we write additional policies.

As a public company following consummation of this offering, we expect that we will incur significant additional operating expenses such as increased expenses related to hiring additional personnel and expanding our administrative functions, audit fees, Sarbanes-Oxley compliance preparation fees, professional fees, directors’ and officers’ insurance costs, and compensation for our board of directors. Many of these expenses were not incurred or were incurred at a lower level by us as a private company and are not included in our historical results of operations.

Critical Accounting Policies and Estimates

General

We are required to make estimates and assumptions in certain circumstances that affect amounts reported in our consolidated financial statements and related footnotes. We evaluate these estimates and assumptions on an on-going basis based on historical developments, market conditions, industry trends and other information that we believe to be reasonable under the circumstances. There can be no assurance that actual results will conform to our estimates and assumptions, and that reported results of operation will not be materially adversely affected by the need to make accounting adjustments to reflect changes in these estimates and assumptions from time to time. With respect to policies that we assume from Citizens, all claims are reported directly to us following our assumption. Citizens remains responsible for all claims on policies that we assume prior to the date of our assumption. Therefore, we are not dependent upon receiving claims information from Citizens in order to establish our loss reserves. We believe the following policies are the most sensitive to estimates and judgments.

Reserves for Loss and Loss Adjustment Expenses

We establish reserves for the estimated total unpaid costs of losses including loss adjustment expenses (LAE). Unless otherwise specified below, the term “loss reserves” shall encompass reserves for both losses and LAE. Loss reserves reflect management’s best estimate of the total cost of (i) claims that have been incurred, but not yet paid, and (ii) claims that have been “incurred but not yet reported” (“IBNR”). Loss reserves established by us are not an exact calculation of our liability. Rather, loss reserves represent management’s best estimate of our company’s liability based on application of actuarial techniques and other projection methodology and taking into consideration other facts and circumstances known at the balance sheet date. The process of establishing loss reserves is complex and necessarily imprecise, as it involves using judgment that is affected by many variables such as past loss experience, current claim trends and the prevailing social, economic and legal environments. The impact of both internal and external variables on ultimate loss and LAE costs is difficult to estimate. Our exposure is impacted by both the risk characteristics of the physical locations where we write policies, such as hurricane and tropical storm-related risks, as well as risks associated with varying social, judicial and legislative characteristics in Florida, the state in which we operate. In determining loss reserves, we give careful consideration to all available data and actuarial analyses, and this process involves significant judgment.

The liability for losses and LAE represents estimates of the ultimate unpaid cost of all losses incurred, including losses for claims that have not yet been reported to our insurance company. The amount of loss reserves for reported claims is based primarily upon a case-by-case evaluation of the kind of risk involved, knowledge of the circumstances surrounding each claim and the insurance policy provisions relating to the type of loss. The amounts of loss reserves for unreported claims and LAE are determined using historical information by line of insurance as adjusted to current conditions. Inflation is ordinarily implicitly provided for in the reserving function through analysis of costs, trends and reviews of historical reserving results over multiple years.

Reserves are closely monitored and are recalculated periodically using the most recent information on reported claims and a variety of actuarial techniques. Specifically, on a bi-weekly basis management reviews existing reserves, new claims, changes to existing case reserves, and paid losses with respect to the current and prior year. A similar review is conducted by a claims committee of our board of directors on a quarterly basis. As we develop historical data regarding paid and incurred losses, we use this data to develop expected ultimate loss and loss adjustment expense ratios. We then apply these expected loss and loss adjustment expense ratios to earned premium to derive a reserve level for each line of business. In connection with the determination of these reserves, we will also consider other specific factors such as recent weather-related losses, trends in historical paid losses, and legal and judicial trends regarding liability. Most of our business was assumed from Citizens. Therefore, we use the loss ratio method based on the expected loss ratio underlying Citizens’ rates, among other methods, to project an ultimate loss expectation, and then the related loss history must be regularly evaluated and loss expectations updated, with the possibility of variability from the initial estimate of ultimate losses.

When a claim is reported to us, our claims personnel establish a “case reserve” for the estimated amount of the ultimate payment. This estimate reflects an informed judgment based upon general insurance reserving practices and on the experience and knowledge of the estimator. The individual estimating the reserve considers the nature and value of the specific claim, the severity of injury or damage, location, and the policy provisions relating to the type of loss. Case reserves are adjusted by us as more information becomes available. It is our policy to settle each claim as expeditiously as possible.

We maintain IBNR reserves to provide for already incurred claims that have not yet been reported and developments on reported claims. The IBNR reserve is determined by estimating our insurance company’s ultimate net liability for both reported and IBNR claims and then subtracting the case reserves and payments made to date for reported claims.

Loss Reserve Estimation Methods. We apply the following general methods in projecting loss and LAE reserves:

1.	Reported loss development;

2.	Paid loss development;

3.	Loss ratio method; and

4.	Average outstanding and open claims.

The results of the reserve calculations using these methods were similar, and therefore, we relied on an average of the four methods.

Description of Ultimate Loss Estimation Methods. The reported loss development method relies on the assumption that, at any given state of maturity, ultimate losses can be predicted by multiplying cumulative reported losses (paid losses plus case reserves) by a cumulative development factor. The validity of the results of this method depends on the stability of claim reporting and settlement rates, as well as the consistency of case reserve levels. Case reserves do not have to be adequately stated for this method to be effective; they only need to have a fairly consistent level of adequacy at all stages of maturity. Because of our limited loss experience, we select loss development factors based on industry data found in 2007 A.M. Best’s Aggregates and Averages – Property/Casualty – United States & Canada. We assume that our loss development patterns will be reasonably consistent with industry averages, and use the selected factors to project the ultimate losses.

The paid loss development method is mechanically identical to the reported loss development method described above. The paid method does not rely on case reserves or claim reporting patterns in making projections.

The validity of the results from using a loss development approach can be affected by many conditions, such as internal claim department processing changes, a shift between single and multiple claim payments, legal changes, or variations in our mix of business from year to year. Also, since the percentage of losses paid for immature years is often low, development factors are volatile. A small variation in the number of claims paid can have a leveraging effect that can lead to significant changes in estimated ultimates. Therefore, ultimate values for immature accident years are often based on alternative estimation techniques.

Because we assumed the majority of our policies from Citizens, we employ a loss ratio method based on the expected loss projections for Citizens’ policies. This method relies on the assumption that remaining unreported losses are a function of the total expected losses rather than a function of currently reported losses. The expected loss ratio is multiplied by earned premium to produce ultimate losses. Paid losses are then subtracted from this estimate to produce expected unreported losses.

The loss ratio method is most useful as an alternative to other models for immature accident years. For these immature years, the amounts reported or paid may be small and unstable, and therefore, not predictive of future development. Therefore, future development is assumed to follow an expected pattern that is supported by more stable historical data or by emerging trends. This method is also useful when changing reporting patterns or payment patterns distort the historical development of losses.

Finally, we employ the average outstanding and open claims method. We segregate our claims according to when we assumed them from Citizens and conduct a detailed review in order to estimate average future development of open claims and average projected loss on IBNR claims. We combine this estimate with our open claims in order to derive an estimate of expected unreported losses. Paid losses are added to this estimate in order to derive an estimate of ultimate losses. This method is based on the assumption that future IBNR claims and the average severity of open claims and IBNR claims can be reasonably estimated from the experience available.

While the property and casualty industry has incurred substantial aggregate losses from claims related to asbestos-related illnesses, environmental remediation, product and mold, and other uncertain or environmental exposures. We have not experienced significant losses from these types of claims.

Currently, we calculate on a monthly basis our estimated ultimate liability using these principles and procedures applicable to the lines of business written. However, because the establishment of loss reserves is an inherently uncertain process, we cannot be certain that ultimate losses will not exceed the established loss reserves and have a material adverse effect on our results of operations and financial condition. Changes in estimates, or differences between estimates and amounts ultimately paid, are reflected in the operating results of the period during which such adjustments are made.

Our reported results, financial position and liquidity would be affected by likely changes in key assumptions that determine our net loss reserves. Management does not believe that any reasonably likely changes in the frequency of claims would affect the Company’s loss reserves. However, management believes that a reasonably likely increase or decrease in the severity of claims could impact our net loss reserves. The table below summarizes the effect on net loss reserves and surplus in the event of reasonably likely changes in the severity of claims considered in establishing loss and loss adjustment expense reserves. The range of reasonably likely changes in the severity of our claims was established based on a review of changes in accident year development by line of business and applied to loss reserves as a whole. The selected range of changes does not indicate what could be the potential best or worst case or likely scenarios:

Impact of Changes in Claim Severity Three Months Ended March 31, 2008
Change in severity	Adjusted incurred loss and LAE, net of reinsurance	Percentage change in equity(1)
-50%	1,137	0.004%
-40%	1,364	0.003%
-30%	1,592	0.002%
-20%	1,819	0.002%
-10%	2,047	0.001%
Base	2,274	—
10%	2,501	-0.001%
20%	2,728	-0.002%
30%	2,956	-0.002%
40%	3,183	-0.003%
50%	3,410	-0.004%

(1)	Net of tax.

Reinsurance

Reinsurance recoverables recorded with respect to insurance losses ceded to reinsurers under reinsurance contracts are also subject to estimation error, as they are subject to the same uncertainties as reserves for losses and LAE. Additionally, estimates of reinsurance recoverables may prove uncollectible if the reinsurer is unable or unwilling to perform under the contract. We are selective with regard to our reinsurers, placing reinsurance with those reinsurers with strong financial strength ratings from A.M. Best, Standard & Poor’s, or a combination thereof, although the financial condition of a reinsurer may change based on market conditions. We perform credit reviews on our reinsurers, focusing on, among other things, financial condition, stability, trends and commitment to the reinsurance business. We may require assets in trust, letters of credit or other acceptable collateral to support balances due from reinsurers not authorized to transact business in the applicable jurisdictions. It has not always been standard business practice to require security for balances due; therefore, certain balances are not collateralized. The ceding of insurance does not legally discharge the ceding company from its primary liability for the full amount of the policies, and the ceding company is required to pay the loss and bear collection risk if the reinsurer fails to meet its obligation under the reinsurance agreement. Therefore, we evaluate the balances due from reinsurance companies for collectibility, and when indicated, in management’s opinion, issues of collectibility exist, establish an allowance for doubtful accounts.

We also obtain a significant portion of our reinsurance through the FHCF program. Therefore, in the event of a catastrophic loss, we may become dependent upon the FHCF’s ability to pay, which may, in turn, be dependent upon the FHCF’s ability to issue bonds in amounts that would be required to meet its reinsurance obligations in the event of such a catastrophic loss. There is no assurance that the FHCF will be able to do this.

Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities. Deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future years. Deferred tax assets are recognized for deductible temporary differences and tax operating loss and tax credit carryforwards. The deferred tax assets and liabilities are measured by applying the enacted tax rates and laws in effect for the years in which such differences are expected to reverse. The components of our deferred tax asset are temporary differences primarily attributable to loss reserve discounting and unearned premium reserves.

Realization of deferred tax assets depends upon our generation of sufficient taxable income in the future to recover tax benefits that cannot be recovered from taxes paid in the carryback period, generally two years.

Share-based Payment

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payments,” which supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and required companies to recognize compensation expense, using a fair-value based method, for costs related to share-based payments including stock options, non-vested stock grants and stock issued under the employee stock plans. Between June 1, 2007 and September 6, 2007 our board of directors granted stock options pursuant to our 2007 Stock Option and Incentive Plan (“the Grants”) to certain current and former executive officers, our non-employee directors and certain of our employees. As of March 31, 2008, there was $.9 million of total unrecognized compensation costs related to outstanding options to purchase 1,150,000 of our shares, which will be amortized into expense over the vesting period, typically three to five years. The weighted-average period over which this unrecognized expense is expected to be recognized is 49 months. Based on an assumed initial public offering price of $6.13 per unit, the aggregate intrinsic values of the Company’s vested and unvested options outstanding as of March 31, 2008 were approximately $4.2 million and $1.5 million, respectively.

We estimate the value of employee stock options using the Black-Scholes option pricing model. The determination of fair value using the Black-Scholes model requires a number of complex and subjective variables. One key input into the model is the fair value of our common stock on the date of grant, which we determined contemporaneously with the issuance of the Grants. Prior to the effectiveness of this offering, we were privately held and did not have an internal or external market for our shares, and therefore, we did not have sufficient information available to support an estimate of our stock’s expected volatility and share prices. In accordance with FAS 123(R), we used an arms length transaction with unrelated parties, our April 2007 private placement, for estimating our share price and identified a similar public entity for which sufficient information was available and used that information for estimating our expected volatility. Accordingly, we used the following assumptions to calculate the fair market value of each Grant: a stock price volatility of 48.0%, an expected option life of 5.5 to 6.5 years, a risk-free interest rate of 3.63 to 4.75% and a 0% expected dividend yield.

Many methods are available to determine volatility, so the determination is subjective. Applying a different method to determine volatility could impact earnings. Additionally, forfeiture rates are estimated based on prior option vesting experience. If the estimates of employees’ forfeiture rates are not correct at the end of the term of the option, we will record either additional expense or a reduction in expense in the period it completely vests. This adjustment may be material to the period in which it is recorded. In addition, option fair value is based on estimates of volatility as determined by management.

Results of Operations

From our commencement of operations in June 2007 through December 31, 2007, HCI generated revenues of $7.7 million, of which $7.0 million was a result of net premiums earned. HCI earned an additional $0.6 million in interest income during this time period. From January 1, 2008 through March 31, 2008, HCI generated revenues of $10.9 million, of which $10.4 million was a result of net premiums earned. HCI earned an additional $0.3 million in interest income during this time period.

From June 2007 through December 31, 2007 we incurred a total of $6.7 million in expenses for a net income of $1.0 million. Of the $6.7 million of expenses, $1.1 million were due to underwriting expenses, such as external and internal commissions paid for sold policies, and $2.7 million of direct expenses resulted from losses related to claims and loss adjustment expenses. We also incurred $2.2 million of expenses related to management costs, including salaries, taxes and licensing fees, which were 29.0% of our total revenue. Our expenses also included income taxes of $0.6 million. From January 1, 2008 through March 31, 2008, we incurred a total of $7.0 million in expenses for a net income of $3.9 million. Of the $7.0 million of expenses, $2.3 million were due to underwriting expenses, such as external and internal commissions paid for sold policies, and $2.3 million of direct expenses resulted from losses related to claims and loss adjustment expenses. Our expenses also include income taxes of $2.4 million. We expect that these expenses will increase as we continue to expand the number of underwritten policies.

Liquidity and Capital Resources

Since inception, we have financed our cash flow requirements through issuance of our common stock, net premiums received and investment income. In April 2007, we issued and sold 5,182,000 shares of our common stock to a group of accredited investors, including certain of our officers and directors, for an aggregate purchase price of $12,955,000. We believe our cash from net premiums and investment income will be sufficient to cover our cash outflows for at least the next 12 months. However, we expect our cash position to increase as the result of the net proceeds from this offering, approximately $4.0 million of which we will use to increase the statutory capital and surplus of our insurance subsidiary so that we can write additional policies. We will use the remaining proceeds from this offering to increase our marketing efforts and to increase working capital.

In the future, our primary cash flow sources will be premiums and investment income. Our primary cash outflows are claims payments and operating expenses. In the insurance industry cash collected for premiums from policies written is invested, interest and dividends are earned thereon, and loss and settlement expenses are paid out over a period of years. This period of time varies by the circumstances surrounding each claim. A substantial portion of our loss and loss expenses are paid out over more than one year. Additional cash outflow occurs through payments of underwriting costs such as commissions, taxes, payroll and general overhead expenses.

Our lack of an operating history makes predictions of future operating results difficult to ascertain. Our prospects must be considered in light of the risks, expenses and difficulties encountered by companies in their early stage of development, particularly companies in highly competitive markets. Such risks for us include, but are not limited to, the management of future growth. To address these risks, we must, among other things, target an appropriate base of insureds, implement and successfully execute our business and marketing strategy, continually develop and upgrade our risk-control procedures, respond to competitive pressures, meet the needs of our customers and attract, retain and motivate qualified personnel. There can be no assurance that we will be successful in addressing such risks, and the failure to do so can have a material adverse effect on our business prospects, financial condition and result of operations. In addition, there can be no assurance that our business will not be affected by risks or market conditions that we do not currently foresee.

We have tailored our investment policy in an effort to minimize risk in the current financial market, particularly the debt securities market. Therefore, we currently invest our excess cash in money market accounts or in certificates of deposit (i.e., CDs) that mature in no more than thirteen months. With the exception of large national banks, such as Bank of America and Wachovia Bank, it is our current policy not to deposit more than an aggregate of $5.5 million in any one bank at any time. In the future we may alter our investment policy to include investments such as federal, state and municipal obligations, corporate bonds, preferred and common equity securities and real estate mortgages, as permitted by applicable law, including insurance regulations.

Our insurance subsidiary requires liquidity and adequate capital to meet ongoing obligations to policyholders and claimants and to fund operating expenses. From the beginning of our operations in June 2007 through March 31, 2008, liquidity generated from our private placement, operations and investment income were sufficient to meet obligations. Adequate levels of liquidity and surplus are maintained to manage the risks inherent with any differences between the duration of our liabilities and invested assets. We believe that we maintain sufficient liquidity to pay our insurance subsidiary’s claims and expenses, as well as satisfy commitments in the event of unforeseen events such as reinsurer insolvencies, inadequate premium rates, or reserve deficiencies.

We maintain a comprehensive reinsurance program at levels management considers adequate to diversify risk and safeguard its financial position. To the extent that reinsurance costs cannot be passed on to our customers through our rates, our reinsurance program could have a negative impact on our liquidity.

Our insurance subsidiary must maintain certain levels of policyholders’ surplus to support premium writings. Guidelines of the National Association of Insurance Commissioners suggest that a property and casualty insurer’s ratio of annual statutory net premium written to policyholders’ surplus should not exceed 3-to-1. The ratio of annual statutory net premium written by our insurance subsidiary to combined policyholders’ surplus was 2.3-to-1 as of December 31, 2007. Our current levels of policyholders’ surplus are adequate to support current premium writings, based on this standard. We monitor premium and statutory surplus levels of our insurance subsidiary in an effort to ensure that the subsidiary maintains adequate premium to surplus ratios. Failure of our insurance subsidiary to maintain adequate levels of policyholders’ surplus could negatively impact our ability to write additional premiums.

We recently formed a fourth subsidiary, Claddaugh Casualty Insurance Company Ltd. Claddaugh’s incorporation required minimum capital and surplus of $2.0 million, which we funded with a $120,000 cash deposit and a $1.88 million letter of credit. We pledged a certificate of deposit, with a $1.88 million face amount, as collateral for the letter of credit. When deemed appropriate by management, we plan to satisfy some of our reinsurance needs by purchasing reinsurance from this subsidiary. Any reinsurance contracts entered into with this subsidiary will be subject to review by the Florida OIR.

In addition, regulators and rating agencies utilize a risk based capital (“RBC”) test designed to measure the acceptable amount of surplus an insurer should maintain, based on specific inherent risks of each insurer. If we fail to meet the benchmark level, we may be subject to scrutiny by the Florida OIR, which could potentially result in rehabilitation or liquidation. At December 31, 2007, the total annual adjusted capital of our insurance subsidiary exceeded the minimum levels required under RBC. We continually monitor the RBC ratios and will implement strategies to maintain ratios above the regulatory minimums.

Credit Risk

Credit risk is a major factor in operating our business. We have established policies and procedures to evaluate our exposure, particularly with regard to our investment holdings, and our receivable balances from insureds and reinsurers. We review credit risk from a variety of sources: credit risk from financial institutions; investment risk; counter-party risk from reinsurers; premium receivables; notes receivable and long-term investment assets; loss sensitive underwriting accounts; and key vendor relationships.

We use specific criteria to judge the credit quality and liquidity of our investments in addition to a variety of credit rating services to monitor these criteria. We currently limit our credit exposure related to financial instruments by investing our excess cash in money market funds or in bank deposits (i.e., CDs) that mature in no more than thirteen months.

We are also exposed to credit risk on losses recoverable from reinsurers and premiums receivable from insureds. Downturns in one sector or market can adversely impact other sectors and may result in higher credit exposure. We do not use credit default swaps to mitigate our credit exposure from either investments or counterparties.

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of SFAS No. 115 (“SFAS No. 159”),” which permits an entity to measure many financial assets and financial liabilities at fair value that are not currently required to be measured at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions. SFAS No. 159 amends previous guidance to extend the use of the fair value option to available-for-sale and held-to-maturity securities. SFAS No. 159 also establishes presentation and disclosure requirements to help financial statement users understand the effect of the election. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We did not apply the fair value option to any existing financial assets or liabilities as of January 1, 2008. Consequently, the adoption of SFAS No. 159 had no impact on our consolidated financial position or results of operations and financial condition.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of SFAS No. 133 and SFAS No. 140.” SFAS No. 155 (i) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (ii) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, (iii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (iv) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and (v) amends SFAS No. 140 to eliminate the exemption from applying the requirements of SFAS No. 133 on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 did not have a material impact on our financial position or results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The adoption of SFAS No. 157 did not have a material impact on our financial position or results of operations and financial condition.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of SFAS No. 109” (“FIN 48”). FIN 48 provides recognition criteria and a related measurement model for uncertain tax positions taken or expected to be taken in income tax returns. FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not that the position would be sustained upon examination by tax authorities. Tax positions that meet the more likely than not threshold are then measured using a probability weighted approach recognizing the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement did not have a material impact on our financial position or results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and early implementation is not permitted. SFAS 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. Acquisition related costs including finder’s fees, advisory, legal, accounting valuation and other professional and consulting fees are required to be expensed as incurred. Management is in the process of evaluating the impact of SFAS 141(R) and does not anticipate it will have a material impact on our consolidated financial condition or results of operations.

In December 2007, the FASB issued SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 requires us to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. Management is in the process of evaluating the impact of SFAS 160 and does not anticipate it will have a material effect on our consolidated financial condition or results of operations.

BUSINESS

Overview

We are a property and casualty insurance holding company incorporated in Florida in November of 2006. In June of 2007, we began providing property and casualty insurance, through our insurance subsidiary, Homeowners Choice Property & Casualty Insurance Company, Inc., to individuals in Florida. Our insurance offerings currently include homeowners’ insurance, condominium-owners’ insurance, and tenants’ insurance. We currently target the Florida property and casualty insurance market because we believe this market is underserved due to the unique weather-related risks in Florida. We provide our policyholders with a selection of insurance products at competitive rates, while pursuing profitability using our selective underwriting criteria.

As of March 31, 2008, we had 23,000 policyholders, total assets of $57.1 million and stockholders’ equity of $18.4 million. Our net income was $1.0 million for the year ended December 31, 2007 and $3.9 million for the quarter ended March 31, 2008. We believe that our selective underwriting criteria is largely responsible for our profitability during our year of operations. We also believe that our focus on underwriting and claims management will enable us to achieve loss ratios that out-perform industry averages.

We began operations in June of 2007 by participating in a “take-out program” through which we assumed insurance policies held by Citizens Property Insurance Corporation (“Citizens”), a Florida state-supported insurer. The Florida Residential Property and Casualty Joint Underwriting Association (now known as Citizens) was formed by the Florida legislature in December of 1992 following Hurricane Andrew. The losses resulting from Hurricane Andrew caused several small property insurance companies to become insolvent, while some of the large insurance companies began canceling many of their Florida policies in order to reduce their potential loss exposure in the event of another major hurricane. This left a large number of Florida homeowners without access to property insurance coverage. Citizens’ mission is to provide residential property insurance coverage to Florida homeowners who cannot obtain private insurance. If an insurance agent is unable to place a policy with a private insurer, the agent can write a policy for Florida residential property through Citizens. Initially, Citizens was an “insurer of last resort,” writing only five to ten percent of Florida’s homeowners’ policies. Citizens is now the largest single property insurer in Florida, representing approximately 30% of the homeowners’ policies written in Florida with over 1.2 million policies in force, making the State vulnerable to the risk of a catastrophic event. In an effort to reduce this risk, the Florida legislature instituted a depopulation or “take-out” program to encourage private insurance companies, like ours, to assume policies from Citizens thereby reducing the State’s loss exposure.

We currently derive all our insurance business from insuring property located in the State of Florida. Our initial focus on the Florida market is due, in part, to our management’s expertise and specialized knowledge of Florida’s insurance industry trends and demographics. We also believe the existence of a state-supported insurer, Citizens, combined with the dynamic of large, national insurers exiting the Florida property and casualty insurance market, has created a unique growth opportunity for smaller insurance companies like ours.

We have an experienced management team led by Francis X. McCahill, III, our President and Chief Executive Officer. Mr. McCahill has served in his current position since November 2006. Mr. McCahill has over 35 years of experience in the insurance industry. As a group, our executive officers have on average more than 30 years of experience in the property and casualty insurance industry, as well as long standing relationships with agents and insurance regulators in the State of Florida.

Our Corporate Structure

The chart below displays our corporate structure:

Homeowners Choice, Inc. We incorporated Homeowners Choice, Inc. or “HCI” to hold all of the capital stock of our three subsidiaries, Homeowners Choice Property & Casualty Insurance Company, Inc., Homeowners Choice Managers, Inc., and Southern Administration, Inc. HCI will also hold all of the capital stock of the Bermuda domiciled reinsurance subsidiary we intend to form. As a holding company for these subsidiaries, HCI is subject to regulation by the Florida OIR.

Homeowners Choice Property & Casualty Insurance Company, Inc. Homeowners Choice Property & Casualty Insurance Company, Inc., our insurance subsidiary, is a Florida insurance company that provides property and casualty insurance to individuals that own homes or condominiums in Florida and to certain individuals who rent property in Florida. Homeowners Choice Property & Casualty Insurance Company, Inc. markets homeowners’, condominium-owners’, and renters’ insurance policies through over 1,500 independent agents. As our insurance subsidiary, Homeowners Choice Property & Casualty Insurance Company, Inc. is subject to examination and comprehensive regulation by the Florida OIR.

Homeowners Choice Managers, Inc. Homeowners Choice Managers, Inc. serves as our management services subsidiary, known as a managing general agency. In its role as our management services subsidiary, Homeowners Choice Managers, Inc. is responsible for our marketing programs and other management services. It is this subsidiary that contracts with our independent agents for sales services and with Southern Administration Inc. for policy administration services. Homeowners Choice Managers, Inc. is licensed by and subject to the regulatory oversight of the Florida Department of Financial Services. In addition, as the managing general agency of our insurance subsidiary, Homeowners Choice Managers, Inc. is subject to examination and review by the Florida OIR.

Southern Administration Inc. Southern Administration Inc. serves as our administrative subsidiary. Pursuant to a service agreement between Southern Administration Inc. and Homeowners Choice Managers, Inc., Southern Administration Inc. provides policy administration services to the company. In exchange for its policy administration services, Southern Administration Inc. receives a fee per policy.

Reinsurance Subsidiary. We recently formed a reinsurance subsidiary, Claddaugh Casualty Insurance Company Ltd. If deemed appropriate by management, Homeowners Choice Property & Casualty Insurance Company, Inc. may use Claddaugh Casualty Insurance Company Ltd. to meet certain of its reinsurance needs. In the event that Homeowners Choice Property & Casualty Insurance Company, Inc. decides to purchase reinsurance from Claddaugh Casualty Insurance Company Ltd., the reinsurance contracts entered into between these two subsidiaries will contain terms and rates that are substantially similar to the terms and rates found in the reinsurance contracts between Homeowners Choice Property & Casualty Insurance Company, Inc. and other third party reinsurers. Any reinsurance contracts entered into between these two subsidiaries will be subject to review by the Florida OIR in an effort to ensure that they are substantially arms length transactions.

We believe that our holding company structure will give us greater flexibility to expand our operations and the products and services we offer—although presently there are no definitive plans or arrangements for expansion. We will be able to diversify our business through existing or newly formed subsidiaries or through the issuance of capital stock to make acquisitions or to obtain additional financing in the future. A portion of the net proceeds from this offering will be used to increase the surplus of Homeowners Choice Property & Casualty Insurance Company, Inc. We believe this increase in surplus will enhance policyholder protection and increase the amount of funds available to support both current operations and future growth.

Our Market and Opportunity

According to the OIR, June 2007 data shows that the market for homeowners’ insurance, condominium-owners’ insurance, and tenants’ insurance (i.e., the insurance products offered by our insurance subsidiary) is 4.7 million policyholders representing annual premiums in excess of $8 billion. Citizens currently writes approximately 30% of these policies. Large, national insurance companies account for another 45% of these policies.

Historically, the Florida property and casualty insurance market has been dominated by large, national insurance companies, which began writing property and casualty insurance policies in Florida when rates were much lower than they are today. Following Hurricane Andrew, it became apparent that the historical rates charged by these insurance companies were not adequate to cover the risks they assumed. This problem resurfaced following Florida’s unusual hurricane activity in 2004 and 2005. Insurance companies that continued to do business in Florida following these events requested rate increases from the OIR. The OIR is typically reluctant to implement large rate increases over a short period in an effort to ensure that property and casualty rates do not become cost prohibitive for Florida homeowners. As a result, many insurers have been unable to implement in a timely manner, rate increases that they believe are sufficient to offset the risks being assumed. Consequently, many insurers are continuing to decrease the number of property and casualty insurance policies written by them in Florida.

We believe that the significant decrease in the number of Florida property and casualty insurance policies written by various large, national insurance companies coupled with the Citizens take-out program provides smaller, domestic insurance companies, such as our insurance subsidiary, with greater access to and a unique opportunity for growth in the Florida property and casualty insurance market. Unlike many of the large national insurance companies that have found their rates are insufficient to offset the potential risk of loss, we have been able to selectively assume policies meeting our underwriting criteria at a rate that we believe is adequate.

Although the Florida property and casualty insurance market is particularly susceptible to risks due to hurricanes, the statistical likelihood of experiencing catastrophic hurricane-related losses is not as great as recent storm activity might suggest. Each year, forecasters predict the number of storms for the year and the number of storms likely to hit the United States. These forecasts refer to all manner of storms ranging from tropical storms to category 5 hurricanes. Moreover, these predictions do not anticipate the number of storms to impact a particular state, such as Florida.

The Saffir/Simpson hurricane scale classifies hurricanes into five categories according to intensity of sustained winds, central barometric pressure and storm surge. The scale is used primarily to measure the potential damage and flooding a hurricane will cause upon landfall. The U.S. National Hurricane Center classifies hurricanes of category 3 and above as “major hurricanes.” Tropical storms and the lowest two categories, category 1 and category 2 hurricanes, have wind speeds of less than 110 mph and do not present a significant risk of loss. According to the National Hurricane Center, category 1 storms cause no significant damage to building structures, other than unanchored mobile homes. According to the same source, category 2 storms may cause damage to roofing material, poorly constructed doors and windows, and mobile homes. Consequently, we believe only category 3 and above hurricanes present a significant risk of property damage to our insureds.

A NOAA Technical Memorandum published by the National Weather Service—National Hurricane Center in April 2007 reveals that between 1951 and 2006 (a span of 55 years), only 11 “major” storms (a category 3 or greater) struck Florida, five of which occurred during the well-publicized 2004-2005 hurricane season. The following table contains a compilation of the information in the Technical Memorandum regarding the “major” storms that have struck Florida since 1952:

FLORIDA HURRICANE HISTORY

Category 3 or Greater, 1952-2007

1952 -	None	1966 -	None	1980 -	None	1994 -	None

1953 -	None	1967 -	None	1981 -	None	1995 -	1

1954 -	None	1968 -	None	1982 -	None	1996 -	None

1955 -	None	1969 -	None	1983 -	None	1997 -	None

1956 -	None	1970 -	None	1984 -	None	1998 -	None

1957 -	None	1971 -	None	1985 -	1	1999 -	None

1958 -	None	1972 -	None	1986 -	None	2000 -	None

1959 -	None	1973 -	None	1987 -	None	2001 -	None

1960 -	1	1974 -	None	1988 -	None	2002 -	None

1961 -	None	1975 -	1	1989 -	None	2003 -	None

1962 -	None	1976 -	None	1990 -	None	2004 -	3

1963 -	None	1977 -	None	1991 -	None	2005 -	2

1964 -	None	1978 -	None	1992 -	1	2006 -	None

1965 -	1	1979 -	None	1993 -	None	2007 -	None

The Technical Memorandum also reveals the following information for the period from 1851 through 2006 (a span of 156 years):

•	In 156 years, only 96 “major” (category 3 or higher) storms struck the United States; and

•	Only 37 of those 96 storms hit Florida.

For information regarding risks faced by our company due to weather-related incidents, see the risk factor on page 14 entitled “We have exposure to unpredictable catastrophes, which can materially and adversely affect our financial results.”

Our Business

We began operations in June of 2007 by participating in the Citizens take-out program. To date, we have assumed through our insurance subsidiary more than 23,000 property and casualty insurance policies from Citizens representing $66 million in annualized premiums. We reviewed the policies that we were eligible to assume and selected only those Citizens’ policies that met our selective underwriting criteria. Of these policies, approximately 85% are homeowners’ insurance policies, and the remaining 15% are a combination of condominium-owners’ and tenants’ insurance policies.

When we assume policies from Citizens under the take-out program, Citizens retains a percentage of the unearned premium for the assumed policies to service those policies during the period of time from the assumption date to the policy term expiration date. This retained percentage of unearned premium is referred to as the “ceding commission.” For insurers such as our insurance subsidiary who have assumed less than 60,000 policies from Citizens, the ceding commission is 16% of the unearned premium for the assumed policies.

With respect to policies that we assume from Citizens, we are required to have rates that are equivalent to or less than the rates charged by Citizens. If Citizens reduces its rates, we will be required to reduce our rates by the same amount; however, if Citizens increases its rates, we will not be permitted to automatically increase our rates. We must provide coverage to Citizens’ policyholders that we assume in this manner for a period of three years, provided that we can cancel a policy in certain circumstances, including for fraud or misrepresentation and non-payment of premiums.

We must have the approval of the insurance agent in order to assume a policy written by such agent from Citizens. In some instances, we must also have the approval of the agent’s affiliated insurance company. This typically applies when the agent is affiliated with a large, national insurance company. We currently assume policies from Citizens that have been written through the agents of the Florida subsidiaries of two large, national insurance companies, Allstate Floridian Insurance Company and State Farm Florida Insurance Company. We currently are eligible to assume approximately one-half of Citizens’ policies. In an effort to increase the number of policies that we are eligible to assume from Citizens, we are in discussions with other agents and insurance companies to obtain similar approvals.

We enter into limited producer agreements with independent agents when we get their approval to assume policies written by them from Citizens. We currently have a network of over 1,500 independent agents that have entered into limited producer agreements with us. We have also begun writing insurance policies through these agents that are unrelated to the Citizens’ take-out program, which we refer to as voluntary policies. As of March 31, 2008, approximately 99% of our policies were assumed from Citizens and approximately 1% of our policies were voluntary policies. Our independent agents typically represent several insurance companies in order to provide various insurance product lines. Because many large, national insurers have significantly decreased the number of homeowners’ insurance policies they write in the State of Florida, we believe a significant opportunity exists to increase the number of voluntary policies that we write through their agents. In some cases, however, we must gain the approval of these larger insurers in order to provide an alternative source to their agents for writing homeowners’ policies in Florida. We intend to seek additional voluntary business from top-producing agents and will seek approvals from their affiliated insurance companies when required.

Competitive Strengths

We believe the following are our key competitive strengths:

•

Our Relatively New Position in the Property & Casualty Insurance Market. Unlike the larger, national insurance companies that have traditionally written homeowners’ insurance policies in Florida, we have not had to struggle to maintain rates that we believe are commensurate with the amount of risk that we assume. The larger insurance companies that have been in business longer than we have began their operations in Florida at lower rates and have therefore had to consistently request rate increases from the Florida OIR. Because of our timing in entering the Florida insurance market, we began doing business with what we believe to be appropriate rates. Therefore, we have not experienced the delays associated with requesting regulatory approval of rate increases, which, during the waiting period exposes companies to risk that is disproportionate to their rates.

•

Our Capital Structure. While other domestic insurance companies have relied upon debt to provide start-up and working capital, we have, since inception, been funded entirely by equity. Because we have not had to borrow money, we have been able to grow our business in a strategic and decisive manner—utilizing our selective underwriting criteria and maintaining our rates. We believe that the large amounts of debt incurred by some of our competitors as well as the associated carrying costs of such debt have generated pressure on these insurers to grow their businesses too rapidly in order to service debt. Because we are not burdened by such indebtedness, we are able to prudently and strategically grow our business.

•

Our Underwriting Criteria. With the aid of our personalized policy rating and administration system, we are able to utilize highly refined and continually evolving underwriting criteria in accepting new insurance policies. We screen each potential policy to determine whether it meets our underwriting criteria by specific zip code and review each policy in an effort to ensure that the policy premium is adequate in relation to our projected costs for policy administration and potential risk of loss. We further screen the policy for incremental demographic concentration risks relative to our existing policy coverage.

•

Our Relationships with Government Agencies. Our Chief Executive Officer has over 35 years of experience in the insurance industry, 28 of which have been in the Florida insurance industry. Mr. McCahill and other members of our management team have long standing relationships with agents and insurance regulators in the State of Florida. Members of our management team work closely with the government agencies that regulate us to develop the products and services that we offer. Our relationships with these government agencies enable us to more effectively communicate with them regarding our ability to provide quality, cost-effective insurance products and services.

•

Our Ability to Attract Independent Agents. Due to the industry experience and contacts of our management team, we believe that we can attract highly productive independent agents, who have the ability to direct potential policyholders to our company to fulfill their homeowners’ insurance needs. We expect that these independent agents will play an important role in our future growth as we increase the number of voluntary policies we issue.

•

Our In-House Policy Administration System. Rather than outsourcing our policy administration function, we service, renew, rate and administer all of our policies in-house which we believe allows us to maintain closer relationships with our agents and policyholders and improves our responsiveness to changes in our industry and local business.

Our Strategies

We believe that our underwriting approach has contributed significantly to our ability to become profitable in a short period of time and will reduce the impact of potential losses associated with our business. Our main goal is to continue to expand our property and casualty writings in the State of Florida. We believe that implementing the strategies discussed below will reduce the impact of property insurance losses and will result in continued improvement in our operating results. The following discussion describes the strategies we intend to employ to achieve our goal:

Increase our Property and Casualty Insurance Offerings in the State of Florida by Increasing our Number of Voluntary Policies. Recently, we have begun to offer property and casualty insurance directly through our network of independent agents, which we refer to as voluntary policies. In recent years, many of the large, national insurance companies that historically wrote a large volume of the property and casualty insurance policies in Florida have significantly reduced their property and casualty writings in Florida. We believe this creates an opportunity to transition their property and casualty business in Florida to our company. We are in discussions with some of the large, national insurance companies to become an alternative insurance source for their agents to write homeowners’ policies in Florida. We believe that we can also increase the number of voluntary policies we write by implementing a marketing program directed at better educating our network of independent agents about our insurance subsidiary and our products.

Increase our Property and Casualty Insurance Offerings in the State of Florida Through Assumption of Policies Held by Citizens. Since inception, we have focused primarily on using our dynamic underwriting criteria to select and assume certain property and casualty insurance policies held by Citizens. Because Citizens is the largest property insurer in Florida, with 1.3 million active policies and coverage for more than $485 billion in property, we intend to continue selecting and assuming from Citizens, insurance policies that meet our selective underwriting criteria. In many cases, we must have the approval of the insurance agent in order to assume a policy from Citizens. Because the direct agents of some insurance companies can only sell company-approved products, we must also have the approval of the agent’s affiliated insurance company. Currently, the Florida subsidiaries of two large, national insurance companies, Allstate Floridian Insurance Company and State Farm Florida Insurance Company, permit us to assume policies from Citizens that have been written through their agents. In order to gain access to additional policies held by Citizens, we are in the process of seeking approval from other large, national insurance companies that have significantly reduced the number of homeowners’ policies that they write in Florida. We will also continue to assume policies from Citizens written through our network of independent agents, who are not subject to the same corporate approval process.

Attract and Retain High-Quality Agents. We believe that our insurance subsidiary is gaining a reputation for personal attention and prompt, efficient service to agents and insureds. This reputation allows us to grow and create relationships with many high volume agents. We intend to focus our marketing efforts on maintaining and improving our relationships with our current network of independent agents, as well as on attracting new high-quality agents in areas with a substantial potential for growth. We believe that these agents will play a key role in our efforts to increase the number of voluntary policies written by our insurance subsidiary.

Reducing our Ratio of Expenses to Net Premiums Earned and Using Technology to Increase our Operating Efficiency. We are committed to improving our profitability by reducing expenses through the use of enhanced technology and by increasing the number of policies written through the strategic deployment of our capital. We consolidate all processing and administration of our policies for quality control and to realize operating synergies and better control our expenses. We use technology to automate much of our underwriting to facilitate policyholder communications on an efficient and cost-effective basis. We anticipate that an increase in policies written can be achieved without a commensurate increase in expenses, and will therefore help to reduce our expense ratio.

Evaluate Appropriate Levels of Reinsurance and Utilize our Proposed Reinsurance Subsidiary. We will continue to evaluate our levels of reinsurance in an effort to strike an appropriate balance between the loss exposure retained by our insurance subsidiary on individual property and casualty risks and the cost of obtaining reinsurance. A portion of the proceeds of this offering will be available for contribution to our insurance subsidiary to cover losses. Therefore, this capital will enable us to increase maximum exposure amounts under our reinsurance agreements. A decrease in reinsurance would result in a decrease in ceded premiums and a corresponding increase in net premium income, but would increase our risk of loss. We will determine the appropriate increase in our maximum exposure level based on a number of factors, including our ability to incur multiple losses and the revised terms and limits that we establish with our reinsurers.

We have formed a new reinsurance subsidiary to meet certain of our insurance subsidiary’s reinsurance needs. Although the terms and rates of any treaty with our reinsurance subsidiary would be substantially similar to the terms and rates found in our third party reinsurance treaties, any reinsurance premiums retained by our reinsurance subsidiary (i.e., not paid out due to a catastrophic event) would be recognized as a profit by that subsidiary, rather than by a third party reinsurer.

Underwriting

Based on a dynamic set of selective criteria, our underwriters evaluate and select those risks that they believe will enable our insurance subsidiary to achieve an underwriting profit. In order to achieve underwriting profitability on a consistent basis, our insurance subsidiary:

•	Assesses and selects quality standard and preferred risks;

•	Adheres to disciplined underwriting guidelines; and

•	Utilizes various types of risk management and loss control services.

In evaluating each policy, we focus on (1) the suitability of the risk to be assumed, (2) the adequacy of the premium with regard to the risk to be assumed, and (3) the geographic distribution of existing policies. When considering the suitability of the risk to be assumed and the adequacy of the premium with regard to the risk to be assumed, our underwriters may consider factors such as the age of the home, the construction of the home, the location of the home, the value of the home, and the premiums to be received from insuring the home. New technological advances in computer generated geographical mapping afford us an enhanced perspective as to geographic concentrations of policyholders and proximity to flood prone areas. When considering the geographic distribution of existing policies, our underwriters may consider the number of other homes insured by the company within the same region, county, city, and zip code.

The factors (or underwriting criteria) that we consider evolve as we assume more policies. Specifically, our standards have become more geographically precise. For example, in our insurance subsidiary’s first Citizens’ policy take-out, we used broader underwriting criteria to evaluate policies at a statewide level; then, in our insurance subsidiary’s second take-out, our underwriters used more narrowly tailored criteria to evaluate policies on a county-wide level; and, in our insurance subsidiary’s most recent take-out, our underwriters used even more narrowly tailored criteria to evaluate policies at a zip code level. Our underwriting criteria will continue to evolve as our business grows and expands.

Our insurance subsidiary also reviews its existing policies and accounts to determine whether those risks continue to meet its underwriting guidelines. If a given policy or account no longer meets those underwriting guidelines, our insurance subsidiary will take appropriate action regarding that policy or account, including raising premium rates or not renewing the policy to the extent permitted by applicable law, provided that we can cancel policies assumed from Citizens only in limited circumstances for the first three years following assumption.

Claims Administration

Claims administration involves the handling of routine “non-catastrophic” claims as well as catastrophic (hurricane-related) claims. In the event of a hurricane, our claims volume would increase significantly due to hurricane-related damage. Rather than increase the size of our staff in anticipation of such an event, we believe that outsourcing claims administration improves our operational efficiency because an appropriately selected third party will have resources to administer the hurricane-related claims. Accordingly, we have outsourced our claims handling program to Johns Eastern Company, Inc. (“Johns Eastern”), a third party adjuster with over six decades of experience.

Under the terms of the service contract between our wholly-owned subsidiary, Homeowners Choice Managers, Inc., and Johns Eastern, Johns Eastern (as the adjuster) handles the actual claims administration for both catastrophic and non-catastrophic insurable events. In handling the claims administration, the adjustor reviews all claims and loss reports, and if warranted, investigates such claims and losses. Pending the investigation, the adjuster may then, subject to company guidance and oversight, either settle the claims or contest the claims. We maintain a claims fund for the disbursement of payments to our customers after insurable events, and make deposits into the claims fund as claims are made. The term of the agreement extends until December 31, 2009, with two automatic one-year renewals. For non-catastrophic claims, in which the dates of loss fall between January 1, 2008 and December 31, 2008, we will pay the adjuster a flat fee (payable quarterly) which covers the handling of 480 new exposures. If the number of exposures exceeds 480, we will pay the adjuster a fixed amount per exposure. If there are claims related to a catastrophic event, such as a hurricane, we pay the adjuster a percentage of our premiums earned during the time following the catastrophic event. Although we are ultimately responsible for paying the claims made by our policyholders, we believe that outsourcing our claims handling program while maintaining an oversight function is an efficient mechanism for handling individual matters, and helps mitigate the animosity that can occur between insured and insurer.

Policy Administration

We handle our own policy administration using software developed by the Chairman of our Board of Directors, Paresh Patel. Mr. Patel has extensive experience with large administrative systems having previously served as a consultant to global telecommunications companies on such systems. Mr. Patel designed the software to quickly and smoothly adapt to rate changes that are common in the property and casualty insurance industry, to handle the administration of an increasing number of policies as our company grows and expands, and to provide detailed information about our book of business to our internal underwriters so that they can dynamically adjust our underwriting criteria.

We license our policy administration software from Scorpio Systems, Inc., a company owned by Mr. Patel. Under the software license and maintenance agreement, we have an exclusive, perpetual, nontransferable, worldwide license to use the software in connection with policy administration services performed with regard to insurance policies issued by us or by any of our wholly-owned subsidiaries, including Homeowners Choice Property & Casualty Insurance Company, Inc. The software provides us with daily updates regarding the insurance policies that we have issued. The system also allows us to provide renewal notices, late payment notices, cancellation notices, endorsements, and policies (new or renewal) to our policyholders in an efficient and timely fashion. We believe that by handling this process in-house, using technology developed by one of our directors, we can more effectively control policy administration costs and perform our policy administration in an efficient and timely manner.

Technology

Our insurance subsidiary’s business depends upon the use, development and implementation of integrated technology systems. These systems enable our insurance subsidiary to provide a high level of service to agents and policyholders by processing business in a timely and efficient manner, communicating and sharing data with agents, providing a variety of methods for the payment of premiums and allowing for the accumulation and analysis of information for the management of our insurance subsidiary. We believe the availability and use of these technology systems has resulted in improved service to agents and customers and increased efficiencies in processing the business of our insurance subsidiary and resulted in lower operating costs.

We license our policy administration software from Scorpio Systems, Inc., a company owned by our Chairman of the Board. This license gives us an exclusive, perpetual, nontransferable, worldwide license to use the software in connection with policy administration services performed with regard to insurance policies issued by us or by any of our wholly-owned subsidiaries, including Homeowners Choice Property & Casualty Insurance Company, Inc.

With the exception of the policy administration software that we license from Scorpio Systems, we own all of the technology systems our insurance subsidiary uses. The technology systems consist primarily of an integrated central processing computer, a series of server-based computer networks, a back-up server, and various Internet-based communications systems that allow the home office of our insurance subsidiary and its branch offices to utilize the same systems for the processing of business. We have purposely designed our technology systems in a manner that ensures that they can be used from any location with minimal disruption to our insurance subsidiary’s business and policyholders.

We back-up the data on our technology systems by:

•	copying the information in our database on compact discs on a daily basis; and

•	saving the information to a back-up computer on a daily basis.

In addition to these back-up methods, we also maintain backup copies of our data via backup facilities over the Internet such that data is stored securely off-site and can be recovered at any location that has access to the Internet.

Reinsurance

Our insurance subsidiary, Homeowners Choice Property & Casualty Insurance Company, Inc., follows the industry practice of reinsuring a portion of its risk. When an insurance company purchases reinsurance, it transfers or “cedes” all or a portion of its exposure on insurance underwritten by it to another insurer—the “reinsurer.” Although reinsurance is intended to reduce an insurance company’s risk, the ceding of insurance does not legally discharge the insurance company from its primary liability for the full amount of its policies. If the reinsurer fails to meet its obligations under the reinsurance agreement, the ceding company is still required to pay the insured for the loss. The reinsurance agreements entered into by our insurance subsidiary are designed to coincide with the seasonality of Florida’s hurricane season.

In accordance with OIR’s minimum requirements, our amount of maximum reinsurance coverage is determined by subjecting our homeowner exposures to statistical forecasting models that are designed to quantify a catastrophic event in terms of our probable maximum loss from a storm of the severity that occurs once in every 100 years. Our amount of losses retained (our deductible) in connection with a catastrophic event is determined by market capacity, pricing conditions and surplus preservation. From year to year, both the availability of reinsurance and the costs associated with the acquisition of reinsurance will vary. These fluctuations are not subject to our control and may limit our insurance subsidiary’s ability to purchase adequate coverage.

Third Party Reinsurers

Our insurance subsidiary uses several different reinsurers, all of which, consistent with the requirements of our insurance subsidiary, have an A.M. Best Rating of A- (Excellent) or better. The reinsurance companies and their respective A. M. Best rating are listed in the table as follows:

Reinsurer	A.M. Best Rating
Motors Insurance Corporation, by GMAC Re Corporation	A–

QBE Reinsurance Corporation	A

Catlin Insurance Company Limited	A

Hannover Re (Bermuda) Limited	A

Harbor Point Reinsurance Limited	A

Renaissance Reinsurance Ltd	A+

XL Re Limited	A

Ascot Underwriting Syndicate No. 1414 (RTH)	A

Hardy Underwriting & Others Syndicate No. 382 (PWH)	A

Hardy Underwriting Syndicate No. 3820 (HDU)	A

Novae Syndicate No. 2007 (NVA)	A

Talbot Underwriting Syndicate No. 1183 (TAL)	A

Wuerttembergische Versicherung Aktiengesellschaf	A–

Amlin Bermuda Limited	A

Our insurance subsidiary is selective in choosing reinsurers and considers various factors, including, but not limited to, the financial stability of the reinsurers, the reinsurers’ history of responding to claims, and their overall reputations.

The reinsurance companies and their respective participation in our insurance subsidiary’s 2007-2008 hurricane season’s program for the treaty year ending May 31, 2008 are noted in the table below:

	First Event Participation
Reinsurer	100% of $1.9 Million in Excess of $1.8 Million	100% of $1.8 Million in Excess of $3.7 Million	100% of $16.5 Million in Excess of $22.33 Million
Motors Insurance Corporation, by GMAC Re Corporation	22.5%	30.0%	20.0%
QBE Reinsurance Corporation	7.5%	7.5%	7.5%
Catlin Insurance Company Limited	30.0%	—	—
Hannover Re (Bermuda) Limited	—	—	14.75%
Harbor Point Reinsurance Limited	25.0%	—	—
Renaissance Reinsurance Ltd	10.0%	—	—
XL Re Limited	—	—	7.5%
Ascot Underwriting Syndicate No. 1414 (RTH)	—	20.0%	18.75%
Hardy Underwriting & Others Syndicate No. 382 (PWH)	—	7.5%	3.0%
Hardy Underwriting Syndicate No. 3820 (HDU)	—	—	3.0%
Novae Syndicate No. 2007 (NVA)	—	7.5%	7.5%
Talbot Underwriting Syndicate No. 1183 (TAL)	5.0%	10.0%	3.0%
Wuerttembergische Versicherung Aktiengesellschaf	—	7.5%	7.5%
Amlin Bermuda Limited	—	10.0%	7.5%

Our insurance subsidiary’s overall reinsurance structure is currently divided into four major layers of financial impact in connection with any single catastrophic event. The first or bottom layer is considered the first $1.8 million of losses. The second layer is considered to be greater than $1.8 million and less than $3.7 million. The third layer is considered to be greater than $3.7 million and less than $22.3 million. The fourth layer is considered to be losses greater than $22.3 million and less than $38.8 million.

For the first and second catastrophic events equal to or less than $1.8 million (i.e., the bottom layer), our insurance subsidiary retained 100% of the risk associated with the $1.8 million per event. For the first and second catastrophic events with aggregate losses in excess of the first $1.8 million and less than $3.7 million, our insurance subsidiary acquired 100% reinsurance protection.

For the first catastrophic event where aggregate losses exceeded $3.7 million, but were less than $22.3 million, our insurance subsidiary acquired 100% reinsurance protection through a combination of private market reinsurers and the Florida Hurricane Catastrophe Fund (“FHCF”) program. The private market reinsurers afforded coverage to insure our insurance subsidiary for $1.8 million against covered losses in excess of $3.7 million. The FHCF afforded coverage to insure our insurance subsidiary for 90% of losses greater than $3.7 million and less than $22.3 million. The private reinsurance treaties “wrapped around” the FHCF treaty afforded coverage, in aggregate, for losses in excess of $3.7 million but less than $22.3 million. The FHCF treaty was an aggregate “for the entire season” treaty while the private market treaties afforded respective per event coverage.

The estimated cost to our insurance subsidiary in connection with this reinsurance structure was approximately $5.6 million for the treaty year ending May 31, 2008. Ceded premium was approximately $2.5 million as of December 31, 2007 and was approximately $1.5 million as of March 31, 2008.

Reinsurance Through Reinsurance Subsidiary

We have formed a subsidiary, Claddaugh Casualty Insurance Company Ltd., which we may use in the future to meet certain of our insurance subsidiary’s reinsurance needs. For instance, our insurance subsidiary may determine that it no longer wishes to retain the risk for the first $1.8 million in losses in the event of a catastrophic event and may therefore cede that risk to our reinsurance subsidiary. Although the terms and rates of any such reinsurance treaty would be substantially similar to the terms and rates found in our third party reinsurance treaties, any reinsurance premiums retained by our reinsurance subsidiary (i.e., not paid out due to a catastrophic event) would be recognized as a profit by that subsidiary, rather than by a third party reinsurer.

Investments

We have tailored our investment policy to minimize risk in the current financial market. Although applicable laws and regulations permit investments (within specified limits and subject to certain qualifications) in federal, state and municipal obligations, corporate bonds, preferred and common equity securities and real estate mortgages, our current investment policy is aimed at avoiding the risk inherent in some of these markets at this point in time by requiring that all of our cash balances are to be held in money market accounts or in bank deposits (i.e., CDs) that mature in no more than thirteen months. With the exception of large national banks, such as Bank of America and Wachovia Bank, it is our current policy not to deposit more than an aggregate of $5.5 million in any one bank at any time. In addition, in an effort to minimize risk in the current financial market, our current investment policy does not permit us to invest in, or to authorize our subsidiaries to invest in, sub-prime mortgages. In accordance with this policy, neither we nor any of our subsidiaries has invested in sub-prime mortgages during the past year.

As of March 31, 2008, our subsidiaries held approximately 99.2% of our combined cash balances and short-term investments. Of that 99.2%, approximately 99.1% was held by Homeowners Choice Property & Casualty Insurance Company, Inc., approximately 0.1% was held by Homeowners Choice Managers, Inc., and approximately 0.0% was held by Southern Administration Inc. The cash balances and short-term investments held by our subsidiaries may be invested in securities in compliance with Florida insurance regulations, which investments are also subject to pre-approval by our Investment Committee and the performance of such investments must be reported to our Board of Directors quarterly.

Our investment policy is approved by our Investment Committee and is reviewed on a regular basis in order to ensure that our investment policy evolves in response to changes in the financial market. Our investment policy is designed to maximize investment income within specified guidelines, with a strong emphasis on protection of principal.

Competition

We operate in highly competitive markets and face competition from national, regional and residual market insurance companies, many of whom are larger and have greater financial and other resources and offer more diversified insurance coverage. Our competitors include companies which market their products through agents, as well as companies which sell insurance directly to their customers. Large national writers may have certain competitive advantages over agency writers, including increased name recognition, increased loyalty of their customer base and reduced policy acquisition costs. Additionally, as described in greater deal below in “Government Regulation—Recent Developments—New Florida Legislation,” last year the Florida legislature passed a new law authorizing Citizens to reduce its premium rates and begin competing against private insurers in the residential property insurance market and expanding the authority of Citizens to write commercial insurance. We are not aware, however, of any instance where Citizens has taken advantage of this legislation to compete with private insurers. We may also face competition from new or temporary entrants in our niche markets. In some cases, such entrants may, because of inexperience, desire for new business or other reasons, price their insurance below ours. Although our pricing is inevitably influenced to some degree by that of our competitors, we believe that it is generally not in our best interest to compete solely on price. We compete on the basis of underwriting criteria, our distribution network and superior service to our agents and insureds.

In Florida, more than 200 companies are authorized to underwrite homeowners’ insurance. National and regional companies which compete with us in the homeowners’ market include Allstate Floridian Insurance Company, State Farm Florida Insurance Company, and Nationwide Insurance Company of Florida. We also compete with several Florida domestic property and casualty companies such as Universal Insurance Company of North America, Coral Insurance Company, Royal Palm Insurance Company, American Strategic Insurance Corp., Homewise Preferred, American Integrity Insurance Group, United Property & Casualty Insurance Corp., and Olympus Insurance Group. Competition could have a material adverse effect on our business, results of operations and financial condition.

Ratings

As a new insurance company that has been in business for less than five years, our insurance subsidiary is not currently eligible to be rated by A.M. Best. However, it is eligible to be rated by another third-party rating agency, Demotech, Inc. (“Demotech”). Demotech’s rating process provides an objective baseline for assessing the solvency of an insurer which in turn provides insight into changes in an insurer’s financial stability. Our insurance subsidiary has received a Demotech Financial Stability Rating of “A” for Exceptional financial stability. This is the third highest Financial Stability Rating of the six Financial Stability Ratings (A’’ – Unsurpassed; A’ – Unsurpassed; A – Exceptional; S – Substantial; M – Moderate; L – Licensed) utilized by Demotech. (Demotech may also categorize an insurer as N/A – Ineligible.) The Financial Stability Ratings given by Demotech serve to summarize Demotech’s opinion as to the relative ability of insurers to survive a downturn in general economic conditions as well as a downturn in the underwriting cycle and should not be interpreted as (and are not intended to serve as) an assessment of an insurer’s securities or a recommendation to buy, sell, or hold an insurer’s securities.

Government Regulation

Recent Developments

During an emergency session in January 2007, the Florida legislature passed and the Governor signed into law a bill known as “CS/HB-1A.” This law makes fundamental changes to the property and casualty insurance business in Florida and undertakes a multi-pronged approach to address the cost of residential property insurance in Florida. First, the new law requires insurance companies to lower their Florida premium rates for residential property insurance. The new law also authorizes the state-owned insurance company, Citizens, which is free of many of the restraints on private carriers such as surplus, ratios, income taxes and reinsurance expense, to reduce its premium rates and begin competing against private insurers in the residential property insurance market and expands the authority of Citizens to write commercial insurance. Previously, Citizens was the insurer of last resort for residential property insurance because its required premium rates were higher than those generally available in the market place from private insurers. The law also empowers the State of Florida to assess Citizens’ underwriting losses against many lines of property and casualty insurance written for Florida residents. The combination of CS/HB-1A and an order entered by the Florida OIR essentially prevented insurance companies from non-renewing residential property insurance policies until after the 2007 hurricane season while they were required to file rate decreases resulting from the new law.

General

We are subject to the laws and regulations in Florida, and the regulations of any other states in which we seek to conduct business in the future. The regulations cover all aspects of our business and are generally designed to protect the interests of insurance policyholders, as opposed to the interests of shareholders. Such regulations relate to authorized lines of business, capital and surplus requirements, allowable rates and forms, investment parameters, underwriting limitations, transactions with affiliates, dividend limitations, changes in control, market conduct, maximum amount allowable for premium financing service charges and a variety of other financial and non-financial components of our business. Our failure to comply with certain provisions of applicable insurance laws and regulations could have a material adverse effect on our business, results of operations or financial condition. In addition, any changes in such laws and regulations, including the adoption of consumer initiatives regarding rates charged for coverage, could materially and adversely affect our operations or our ability to expand. A recent example of such consumer initiatives may be found with Florida’s property insurers’ operating under a new emergency rule which required existing premium rates as of January 25, 2007, to remain in effect until a rate filing reflecting the provisions as provided in Florida’s newly enacted property insurance legislation. The legislation, among other things, reduces anticipated reinsurance costs and expands the role of Citizens. Other provisions contained in the emergency rule prevent non-renewals and cancellation (except for material misrepresentation and non-payment of premium) until the new rate filing is made and new restrictions on coverage are prohibited. We are unaware of any other consumer initiatives which could have a material adverse effect on our business, results of operations or financial condition.

Many states, including Florida, have also enacted laws which restrict an insurer’s underwriting discretion, such as the ability to terminate policies, terminate agents or reject insurance coverage applications, and many state regulators have the power to reduce, or to disallow increases, in premium rates. These laws may adversely affect the ability of an insurer to earn a profit on its underwriting operations.

Certain states have recently adopted laws or are considering proposed legislation which, among other things, limit the ability of insurance companies to effect rate increases or to cancel, reduce or non-renew insurance coverage with respect to existing policies. As discussed above, the recent consumer initiatives with Florida’s property insurers demonstrate the state’s ability to adopt such laws or to effectuate these policies through interpretations of existing laws. Also, the Florida legislature may adopt additional laws of this type in the future, which may adversely affect our business. In most years, the Florida legislature considers bills affecting the residential property insurance market in Florida. Property insurance legislation passed in 2008 increases penalties on insurers for noncompliance with the insurance code, establishes a private cause of action relating to insurers’ claims payment practices, and extends the notice period applicable to insurers’ nonrenewals of certain residential policies. A new law also specifies that the next base rate filing for Citizens cannot take effect prior to January 1,

2010. The legislature also revised procedures governing insurers’ rate filings. The effect of these and other 2008 law changes on the property insurance market generally, and on our company specifically, is unclear at this time.

Most states, including Florida, require licensure and regulatory approval prior to the marketing of new insurance products. Typically, licensure review is comprehensive and includes a review of a company’s business plan, solvency, reinsurance, character of its officers and directors, rates, forms and other financial and non-financial aspects of a company. The regulatory authorities may not allow entry into a new market by not granting a license or by withholding approval. In addition, regulatory authorities may preclude or delay our entry into markets by disapproving or withholding approval of our product filings. As a new insurance company, we will also be subject to examination every year for our first three years of operations.

All insurance companies must file quarterly and annual statements with certain regulatory agencies and are subject to regular and special examinations by those agencies. In accordance with the National Association of Insurance Commissioners (“NAIC”) the Florida OIR intends to comply with recent initiatives recommending that all insurance companies under the same insurance holding company registration statement, be subjected to concurrent triennial examinations.

States routinely require deposits of assets for the protection of policyholders either in those states or for all policyholders. As an example, the Florida OIR requires Homeowners Choice Property & Casualty Insurance Company, Inc. to have securities with a fair value of $300,000. As of April 1, 2008, Homeowners Choice Property & Casualty Insurance Company, Inc. held investment securities with a fair value of approximately $300,000 as a deposit with the State of Florida.

Restrictions on Payments of Dividends by Domestic Insurance Companies

Under the agreement by which our insurance subsidiary became authorized to transact insurance business in Florida, the insurance subsidiary is precluded from paying dividends for a three-year period that began March 30, 2007. Thereafter, under Florida law, a domestic insurer may not pay any dividend or distribute cash or other property to its shareholders except out of that part of its available and accumulated capital surplus funds which is derived from realized net operating profits on its business and net realized capital gains. A Florida domestic insurer may not make dividend payments or distributions to shareholders without prior approval of the Florida OIR if the dividend or distribution would exceed the largest of:

(i)	the lesser of:

(a)	10.0% of its capital surplus or

(b)	net income, not including realized capital gains, plus a two-year carryforward;

(ii)	10.0% of capital surplus with dividends payable constrained to unassigned funds minus 25% of unrealized capital gains; or

(iii)	the lesser of:

(a)	10.0% of capital surplus or

(b)	net investment income plus a three-year carryforward with dividends payable constrained to unassigned funds minus 25.0% of unrealized capital gains.

Alternatively, a Florida domestic insurer may pay a dividend or distribution without the prior written approval of the Florida OIR if:

(i)	the dividend is equal to or less than the greater of:

(a)	10.0% of the insurer’s capital surplus as regards policyholders derived from realized net operating profits on its business and net realized capital gains or

(b)	the insurer’s entire net operating profits and realized net capital gains derived during the immediately preceding calendar year;

(ii)	the insurer will have policy holder capital surplus equal to or exceeding 115.0% of the minimum required statutory capital surplus after the dividend or distribution;

(iii)	the insurer files a notice of the dividend or distribution with the Florida OIR at least ten business days prior to the dividend payment or distribution; and

(iv)	the notice includes a certification by an officer of the insurer attesting that, after the payment of the dividend or distribution, the insurer will have at least 115% of required statutory capital surplus as to policyholders.

Except as provided above, a Florida domiciled insurer may only pay a dividend or make a distribution (i) subject to prior approval by the Florida OIR or (ii) 30 days after the Florida OIR has received notice of such dividend or distribution and has not disapproved it within such time.

Under these laws and requirements, Homeowners Choice Property & Casualty Insurance Company, Inc. has not paid any dividends and is not permitted to pay dividends until April 2010. Although we believe that amounts required to meet our financial and operating obligations will be available from sources other than dividends from our insurance subsidiary, there can be no assurance in this regard. Further, there can be no assurance that when the current dividend prohibition expires, the Florida OIR if requested will allow any dividends in excess of the amount available, to be paid by Homeowners Choice Property & Casualty Insurance Company, Inc. to us in the future. The maximum dividends permitted by state law are not necessarily indicative of an insurer’s actual ability to pay dividends or other distributions to a parent company, which also may be constrained by business and regulatory considerations, such as the impact of dividends on capital surplus, which could affect an insurer’s competitive position, the amount of premiums that can be written and the ability to pay future dividends. Further, state insurance laws and regulations require that the statutory capital surplus of an insurance company following any dividend or distribution by it be reasonable in relation to its outstanding liabilities and adequate for its financial needs.

While the non-insurance company subsidiaries (Homeowners Choice Managers, Inc., Southern Administration Inc., and any other affiliate) are not subject directly to the dividend and other distribution limitations, insurance holding company regulations govern the amount that any affiliate within the holding company system may charge any of the insurance companies for service (e.g., management fees and commissions).

NAIC Risk Based Capital Requirements

In order to enhance the regulation of insurer solvency, the NAIC established risk-based capital requirements for insurance companies that are designed to assess capital adequacy and to raise the level of protection that statutory surplus provides for policyholders. These requirements measure three major areas of risk facing property and casualty insurers: (i) underwriting risks, which encompass the risk of adverse loss developments and inadequate pricing; (ii) declines in asset values arising from credit risk; and (iii) other business risks from investments. Insurers having less statutory surplus than required will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy. The Florida OIR, which follows these requirements, could require Homeowners Choice Property & Casualty Insurance Company, Inc. to cease operations in the event it fails to maintain the required statutory capital.

Based upon the 2007 statutory financial statements for Homeowners Choice Property & Casualty Insurance Company, Inc., statutory surplus exceeded all regulatory action levels established by the NAIC’s risk-based capital requirements.

Based on Risk Based Capital requirements, the extent of regulatory intervention and action increases as the ratio of an insurer’s statutory surplus to its Authorized Control Level (“ACL”), as calculated under the NAIC’s requirements, decreases. The first action level, the Company Action Level, requires an insurer to submit a plan of corrective actions to the insurance regulators if statutory surplus falls below 200.0% of the ACL amount. The second action level, the Regulatory Action Level, requires an insurer to submit a plan containing corrective actions and permits the insurance regulators to perform an examination or other analysis and issue a corrective order if statutory surplus falls below 150.0% of the ACL amount. The third action level, ACL, allows the regulators to rehabilitate or liquidate an insurer in addition to the aforementioned actions if statutory surplus falls below the ACL amount. The fourth action level is the Mandatory Control Level, which requires the regulators to rehabilitate or liquidate the insurer if statutory surplus falls below 70.0% of the ACL amount. Homeowners Choice Property & Casualty Insurance Company, Inc.’s ratio of annual statutory surplus to its ACL was 550.3% at December 31, 2007.

NAIC Insurance Regulatory Information Systems Ratios

The NAIC has also developed Insurance Regulatory Information Systems (“IRIS”) ratios to assist state insurance departments in identifying companies which may be developing performance or solvency problems, as signaled by significant changes in the companies’ operations. Such changes may not necessarily result from any problems with an insurance company, but may merely indicate changes in certain ratios outside the ranges defined as normal by the NAIC. When an insurance company has four or more ratios falling outside “usual ranges,” state regulators may investigate to determine the reasons for the variance and whether corrective action is warranted. The OIR is able to calculate and review some IRIS ratios based on the annual statement of Homeowners Choice Property & Casualty Insurance Company following its first year of operation. However, some of the IRIS ratios are based on year-to-year comparisons, meaning that the Florida OIR will not be able to calculate those IRIS ratios for Homeowners Choice Property & Casualty Insurance Company, Inc. until after its second full year of operation. Due in part to the limited operating history and financial results, the Florida OIR typically conducts a financial examination of each new insurer following each of its first three years of operation.

Insurance Holding Company Regulation

We are subject to laws governing insurance holding companies in Florida where Homeowners Choice Property & Casualty Insurance Company, Inc. is domiciled. These laws, among other things, (i) require us to file periodic information with the Florida OIR, including information concerning our capital structure, ownership, financial condition and general business operations, (ii) regulate certain transactions between us and our affiliates, including the amount of dividends and other distributions and the terms of surplus notes and (iii) restrict the ability of any one person to acquire certain levels of our voting securities without prior regulatory approval. Any purchaser of 10% or more of the outstanding shares of our common stock will be deemed to have acquired a controlling interest in Homeowners Choice Property & Casualty Insurance Company, Inc. and will be required to file an acquisition statement with the Florida OIR for review and regulatory approval. Any purchaser of 5% or more of the outstanding shares of our common stock will be required to notify the Florida OIR of the acquisition; any such acquiring party then will be required to file an acquisition statement with the Florida OIR unless the purchaser acquires less than 10% of the outstanding shares of our common stock and files a statement disclaiming control of our insurance subsidiary in a format promulgated by the OIR.

Financial Services Modernized

The Gramm-Leach-Bliley Act was signed into law by President Clinton on November 12, 1999. The principal focus of the act is to facilitate affiliations among banks, securities firms and insurance companies. The ability of banks and securities firms to affiliate with insurers may increase the number, size and financial strength of our potential competitors. In addition, current federal proposals to further modernize regulation of the insurance industry might result in additional or alternative forms of regulation. The effects on our business of any further regulatory modernization of this type are unknown at this time.

Privacy

As mandated by the Gramm-Leach-Bliley Act, states continue to promulgate and refine laws and regulations that require financial institutions, including insurance companies, to take steps to protect the privacy of certain consumer and customer information relating to products or services primarily for personal, family or household purposes. An NAIC initiative that affected the insurance industry was the adoption in 2000 of the Privacy of Consumer Financial and Health Information Model Regulation, which assisted states in promulgating regulations to comply with the Gramm-Leach-Bliley Act. In 2002, to further facilitate the implementation of the Gramm-Leach-Bliley Act, the NAIC adopted the Standards for Safeguarding Customer Information Model Regulation. Many states, including Florida, have now adopted similar provisions regarding the safeguarding of customer information. Although our insurance subsidiary is not required to begin documenting its privacy control and access limitation procedures until December 2008, it has already implemented procedures to comply with the Gramm-Leach-Bliley Act’s privacy requirements.

Legislation

From time to time, new regulations and legislation are proposed to bring the industry under regulation by the federal government, to control premiums, policy terminations and other policy terms and to impose new taxes and assessments. It is not possible to predict whether, in what form or in what jurisdictions, any of these proposals might be adopted, or the effect, if any, on us.

Employees

As of May 31, 2008, we had 17 employees, all of whom are full time employees, including two executive officers. We are not a party to any collective bargaining agreement and have not experienced any work stoppages or strikes as a result of labor disputes. We consider relations with our employees to be satisfactory.

Facilities

We lease approximately 3,000 square feet of office space in Port St. Lucie, Florida. The lease for the office space expires in October 2008. The annual rent for the office space is approximately $54,800, which is payable in equal monthly installments.

We also lease 2,000 square feet of office space in St. Petersburg, Florida. The lease for the office space expires on September 15, 2008. The annual rent for the office space is approximately $24,000, which is payable in equal monthly installments.

We have entered into a lease for 6,000 square feet of office space and 1,498 square feet of common area in Clearwater, Florida. The lease for the office space and common area was executed on April 8, 2008 and we intend to move into the space in June or July of 2008. The initial term of the lease commences on the date on which the certificate of occupancy is received, unless the landlord has not substantially completed the improvements listed in Exhibit B to the lease on or before the date the certificate of occupancy is received, in which case the lease commences on the date the landlord substantially completes the improvements. The initial term of the lease expires five years after the date on which the lease commences. We, at our option, may renew the initial term of the lease for three additional periods of five years each by providing written notice of renewal at least six calendar months before the end of the initial five year term. The annual rent for the office space during the initial five year term of the lease will be approximately $120,000, which is payable in equal monthly installments. The annual rent for the common area during the initial five year term of the lease will be approximately $30,000, which is payable in equal monthly installments. If we renew the lease, the annual rent for the 6,000 square feet of office space and 1,498 square feet of common area will increase by approximately 15% in each successive five year renewal period. In June or July 2008, we plan to move all of our operations from Port St. Lucie and St. Petersburg to the office in Clearwater, Florida. We believe that this new office space will be adequate to meet our needs as we grow and expand our business in the coming years.

Legal Proceedings

We are subject to routine legal proceedings in the ordinary course of business. We believe that the ultimate resolution of these matters will not have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

The following table provides information with respect to our directors and executive officers as of May 31, 2008:

Name	Age	Position
Francis McCahill, III	60	President, Chief Executive Officer, and Director
Richard R. Allen	61	Chief Financial Officer
Paresh Patel	45	Chairman of the Board of Directors
Martin A. Traber	62	Director
George Apostolou	57	Director
Sanjay Madhu	41	Director
Krishna Persaud	46	Director
Gregory Politis	56	Director
Anthony Saravanos	37	Director
Garth A. Vernon	46	Director

Executive Officers

Francis McCahill, III. Francis McCahill, III has served as our President and Chief Executive Officer and as a director of our company since November 2006. He also currently serves as the President and as a director of our three subsidiaries, Homeowners Choice Property & Casualty Insurance Company, Inc., Homeowners Choice Managers, Inc., and Southern Administration, Inc. Mr. McCahill’s insurance career began in 1971. His experience includes senior level positions with major insurance brokerage firms including Frank B. Hall and Johnson & Higgins. From 1977 to 1988, he managed the worldwide Risk Management Programs of New York City-based Bristol-Myers Squibb Corp., Norton Simon, Inc. and Florida-based Harris Corporation. In 1991, after managing Johnson & Higgins’ Central Florida Region, Mr. McCahill founded Braishfield of Florida, Inc. and Pollution Liability United States, Inc. As founder/president of those organizations, he established both entities as major insurance service providers throughout Florida. Mr. McCahill also founded Cypress Underwriters, Inc. of Port St. Lucie, Florida where he served as President from 1999 to 2006 and was Tribunalized at Lloyd’s of London. Mr. McCahill attended the United States Merchant Marine Academy, earned his Bachelor’s Degree from St. John’s University (College of Insurance), and attended Concord University School of Law. He received a number of Certificates in finance and risk management from the Wharton School of Business and the University of Florida.

Richard R. Allen. Richard R. Allen has served as the Chief Financial Officer of our company since November 2006. Mr. Allen has over thirty years of experience in property/casualty insurance finance and management. He has extensive financial experience in Home Operations, including agency/broker relations, reinsurance and financial controls and reporting and third party administration. He has held various positions with several insurance companies as Chief Financial Officer, Controller and Senior Accounting Manager. From 1999 to 2005, Mr. Allen served as the Internal Auditor of Anthem Blue Cross and Blue Shield. From 1996 to 1998, Mr. Allen served as the Controller of Symons International Group. From 1994 to 1996, Mr. Allen served as the Controller/Treasurer of Coronet Insurance. In addition, Mr. Allen served as the Budget/Cost Manager of Bankers Life and Casualty from 1982 to 1990, and as the Controller of Bankers Standard Insurance Company, an affiliate of CIGNA, from 1969 to 1981. He has experience in forensic accounting and has participated, as a consultant, in numerous projects with state insurance departments. Mr. Allen earned his B.S. from Quincy University in Quincy, Illinois.

Directors

Paresh Patel. Paresh Patel has been a director of our company since November 2006 and has served as the Chairman of our Board since May 2007. His analytical and technology skills were developed through experience with international financial, telecommunications and consulting positions. As a private investor from 2000 to 2006, Mr. Patel used statistical and probability techniques to develop and implement a system for managing money as a business to generate cash flow. Prior to that, Mr. Patel was director of customer care and billing with Global Crossing from 1998 to 2000. In that position, Mr. Patel defined business processes and systems, hired and trained department staff and led the merger of the customer care and billing systems with those of the company’s acquisitions. As an independent consultant from 1991 to 1998, Mr. Patel worked with large international telephone companies. Mr. Patel received his bachelor’s and master’s degrees in Electronic Engineering from Cambridge University, England. He also serves as a director of NorthStar Bank and was one of its founders.

Martin A. Traber. Martin A. Traber has been a director of our company since November 2006. Mr. Traber is currently, and since 1994 has been, a shareholder/partner of Foley & Lardner LLP, in Tampa, Florida representing clients in securities and corporate law transactions. Mr. Traber earned a B.A. and J.D. from Indiana University. He currently serves as a Director of Powerlinx Corporation. Powerlinx engages in the development, licensing, manufacture and marketing of products and applications to transmit voice, video, audio and data either individually or in combination. Mr. Traber is also a founder and a member of the Board of Directors of Northstar Bank, Tampa, Florida.

George Apostolou. George Apostolou has been a director of our company since May 2007. Born in Erithri-Attikis, Greece, Mr. Apostolou moved to the United States in 1971 and earned his State of Florida Contractors License in 1983. In 1987, he established George Apostolou Construction Corporation and has since built more than 200 commercial buildings, including government services buildings, churches, office buildings and retail centers. In addition to contracting, Mr. Apostolou has been involved in the development and investment of many commercial projects and now owns more than 20 properties in the Tampa Bay area.

Sanjay Madhu. Sanjay Madhu has been a director of our company since May 2007. In February 2008, he was named our director of investor relations. As an owner and manager of commercial properties, Mr. Madhu has been president of 5th Avenue Group LC since 2002 and president of Forrest Terrace LC since 1999; and is an investor in banking and health maintenance organizations. He has also been president of The Mortgage Corporation Network (correspondent lenders) since 1996. Prior to that, Mr. Madhu was vice president, mortgage division, First Trust Mortgage & Finance, from 1994 to 1996; vice president, residential first mortgage division, Continental Management Associates Limited, Inc., from 1993 to 1994; and president, S&S Development, Inc. from 1991 to 1993. He attended Northwest Missouri State University, where he studied marketing and management.

Krishna Persaud. Krishna Persaud has been a director of our company since May 2007. Since its inception in 2002, Mr. Persaud has served as president of KPC Properties, LLC, a real estate investment firm he founded, in which position he leverages his knowledge and experience to identify opportunities to add value to real properties in the state of Florida. Prior to his career in real estate investing, Mr. Persaud was an asset manager. Previously he worked with several consulting firms and municipalities, providing design and construction management services for a wide variety of building systems and public works projects. Mr. Persaud earned his bachelor of science degree in Mechanical Engineering and a master’s degree in Civil Engineering from City College of City University of New York. He is certified and licensed as a Professional Engineer in Florida, New York and California.

Gregory Politis. Gregory Politis has been a director of our company since November 2006. Mr. Politis is president of Xenia Management LLC, a real estate portfolio management company he established in 1988, and has interests in 29 real estate developments in the Miami-Dade County, Orlando, Greater Tampa Bay and Montreal, Canada areas. During his career, Mr. Politis has developed and retained ownership of retail centers and commercial office space, with a primary focus on buildings housing federal and state government agencies. He was a founding member of Hellenic American Board of Entrepreneurs and a recipient of the Building Owners and Managers Association (BOMA) Building of the Year Award. Mr. Politis is a director of NorthStar Bank and formerly served as a director of Florida Bank.

Anthony Saravanos. Anthony Saravanos has been a director of our company since May 2007. Mr. Saravanos is vice president of The Boardwalk Company, a full-service real estate company, a position he has held since 2003; and managing partner of Karystos Corporation, a commercial property group with 14 properties in Florida and New York, since 2001. From 1997 to 2001, he served as district manager, marketing and sales, for DaimlerChrysler Motors Corporation, Malvern, Pa. A graduate of Ursinus College, Collegeville, Pa., with a double major in Economics and Spanish, Mr. Saravanos received a master’s degree in Business Administration from Villanova University, with an emphasis in marketing. He also attended Quanaouac Institute, Cuernavaca, Mexico, for intensive Spanish studies and a cultural immersion program. A licensed real estate broker, Mr. Saravanos is a candidate for Certified Commercial Investment Member.

Garth A. Vernon. Garth Vernon has been a director of our company since April 2008. Mr. Vernon has been a shareholder of Vernon & Vernon, Certified Public Accountants, P.A. since September 1, 2002. In this position, Mr. Vernon provides a broad range of services for his clients including SEC reporting services, tax research, compliance and accounting work for publicly traded companies, compilation and review accounting services, business consulting and individual, trust and estate, corporate and partnership taxation services. From September 1, 1995 to September 1, 2002, Mr. Vernon worked for KPMG, LLP as a Senior Manager (July 1, 1998 to September 1, 2002), a Manager (July 1, 1996 to June 30, 1998), and a Supervising Senior (September 1, 1995 to June 30, 1996). At KPMG, LLP, Mr. Vernon’s responsibilities included, among other things, determining the tax consequences for various corporate transactions and performing managerial/supervisory duties. Mr. Vernon received his Bachelor degree in Business Administration from Baylor University and his Master of Professional Accounting degree from the University of Texas.

Board of Directors

Currently, our board of directors consists of nine members – Mr. Francis McCahill, III, Mr. Martin A. Traber, Mr. George Apostolou, Mr. Sanjay Madhu, Mr. Krishna Persaud, Mr. Gregory Politis, Mr. Anthony Sarvanos, Mr. Paresh Patel, and Mr. Garth A. Vernon. Our board is divided into three classes, with three directors in each class. The Class A Directors, Martin Traber, Garth Vernon, and Francis McCahill, will serve until the 2009 annual meeting of shareholders. The Class B Directors, Paresh Patel, Gregory Politis, and George Apostolou, will serve until the 2010 annual meeting of shareholders. The Class C Directors, Anthony Saravanos, Sanjay Madhu, and Krishna Persaud, will serve until the 2011 annual meeting of shareholders. Beginning with the election of Class A Directors at the 2009 annual meeting of shareholders, each director class will serve for a three year term.

Our board of directors has determined that there are “independent directors” as defined under the rules of the NASDAQ Stock Market and Rule 10A-3(b)(i) under the Securities Exchange Act of 1934 (the “Exchange Act”). These five members are Garth Vernon, Krishna Persaud, George Apostolou, Anthony Saravanos, and Martin Traber. Upon election to the board, each member serves for a three-year term and until his or her successor is elected and qualified or upon the earlier of resignation or removal.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee, and a nominating and corporate governance committee. All members of the audit committee are independent directors, as defined in the NASDAQ Stock Market qualification standards. We have relied on NASDAQ Marketplace Rule 4350(a)(5) in appointing Mr. Patel, a non-independent director, to the compensation committee and Mr. Politis, a non-independent director, to the nominating and corporate governance committee.

Audit Committee. Our audit committee consists of three members – Garth Vernon, Krishna Persaud, and George Apostolou. Each of these individuals meets all independence requirements for audit committee members set forth in applicable SEC rules and regulations and the Nasdaq listing standards. Garth Vernon serves as chairman of the audit committee and qualifies as an “audit committee financial expert” as that term is defined in the rules and regulations established by the SEC. The audit committee has adopted, and our board of directors has ratified, a charter for the audit committee. The audit committee’s responsibilities include, but are not limited to, the following:

•	assisting our board of directors in its oversight of the quality and integrity of our accounting, auditing, and reporting practices;

•	overseeing the work of our internal accounting and auditing processes;

•	discussing with management our processes to manage business and financial risk,

•	making appointment, compensation, and retention decisions regarding, and overseeing the independent auditor engaged to prepare or issue audit reports on our financial statements;

•

establishing and reviewing the adequacy of procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•	reviewing and discussing with management and the independent auditors our annual and quarterly financial statements and related disclosures; and

•	conducting an appropriate review and approval of all related party transactions for potential conflict of interest situations on an ongoing basis.

Compensation Committee. Our compensation committee currently consists of three members – Paresh Patel, Krishna Persaud, and Martin Traber. Paresh Patel serves as chairman of the compensation committee. The compensation committee’s responsibilities include, but are not limited to, the following:

•	reviewing and approving the compensation programs applicable to our executive officers;

•	recommending to the board and periodically reviewing policies for the administration of the executive compensation programs;

•

reviewing and approving the corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluating the performance of the Chief Executive Officer in light of those goals, objectives and strategies, and, either alone or with the other independent members of the board, setting the Chief Executive Officer’s compensation level based on this evaluation;

•	reviewing on a periodic basis the operation of our executive compensation programs to determine whether they are properly coordinated and achieving their intended purposes;

•	making recommendations to the board with respect to our non-Chief Executive Officer compensation, incentive compensation plans, and equity-based plans; and

•	reviewing and approving compensation to outside directors.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee is composed of three members—Gregory Politis, Anthony Saravanos, and Martin Traber. Martin Traber serves as the chairman of the nominating and corporate governance committee. On May 29, 2008, the nominating and corporate governance committee authorized and adopted a Code of Business Conduct and Ethics, which was ratified by our board of directors. The functions of this committee include, among other things:

•	establishing criteria for selection of potential directors, taking into account all factors it considers appropriate;

•

identifying and selecting individuals believed to be qualified as candidates to serve on the board and recommending to the board candidates to stand for election as directors at the annual meeting of shareholders or, if applicable, at a special meeting of the shareholders;

•	recommending members of the board to serve on the committees of the board;

•	evaluating and ensuring the independence of each member of each committee of the board required to be composed of independent directors;

•	developing and recommending to the board a set of corporate governance principles appropriate for our company and consistent with the applicable laws, regulations, and listing requirements;

•	developing and recommending to the board a code of conduct for our company’s directors, officers, and employees;

•

ensuring that we make all appropriate disclosures regarding the process for nominating candidates for election to the board, including any process for shareholder nominations, the criteria established by the committee for candidates for nomination for election to the board, and any other disclosures required by applicable laws, regulations, or listing standards; and

•

reporting regularly to the board (i) regarding meetings of the committee, (ii) with respect to such other matters as are relevant to the committee’s discharge of its responsibilities, and (iii) with respect to such recommendations as the committee may deem appropriate.

Summary Compensation Table

The following table sets forth certain information with respect to compensation earned for service rendered to us in all capacities during the fiscal years ended December 31, 2007 by our President, our Chief Financial Officer, and our Vice President during 2007. The officers listed below will be collectively referred to as the “named executive officers” in this prospectus.

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards		Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation		Total
Francis McCahill, III President and Chief Executive Officer (PEO)	2007	$133,333	—	—	54,268	(2)	—	—	62,500	(3)	250,101
Richard R. Allen Chief Financial Officer (PFO)	2007	$83,333	—	—	7,873	(2)	—	—	25,000	(4)	116,206
Ronald E. Chapman Chief Operating Officer(1)	2007	$111,654	—	—	—		—	—	62,500	(5)	174,154

(1)	Ronald E. Chapman resigned from his position as Chief Operating Officer on December 19, 2007.
(2)

Amount calculated utilizing the provisions of SFAS 123(R). The assumption used in calculating these amounts are incorporated herein by reference to Note 11 of the Consolidated Financial Statements which may be found in this Registration Statement.

(3)	We paid Francis McCahill, III $62,500 for consultant services that Mr. McCahill provided to us prior to our commencement of operations.
(4)	We paid Richard R. Allen $25,000 for consultant services that Mr. Allen provided to us prior to our commencement of operations.
(5)	We paid Ronald E. Chapman $62,500 for consultant services that Mr. Chapman provided to us prior to our commencement of operations.

Employment Agreements

Certain executives’ compensation and other arrangements are set forth in employment agreements. These employment agreements are described below.

Francis X. McCahill, III. On May 1, 2007, we entered into an employment agreement with Mr. Francis X. McCahill, our President and Chief Executive Officer. The agreement shall continue until Mr. McCahill’s death or disability. Under the terms of the agreement, Mr. McCahill is entitled to a base salary of $200,000. He is also eligible to receive an annual bonus, which may be granted at the sole discretion of the Board of Directors. Mr. McCahill is also entitled to participate in all the pension, life insurance, health insurance, disability insurance and other benefit plans on the same basis as the other employee officers of our company. The agreement provides that, if we terminate Mr. McCahill’s employment without cause then he will be entitled to severance compensation in the amount of his base salary and his health and welfare benefits for the 6-month period following the date of termination. The agreement provides, if Mr. McCahill’s employment is terminated due to death or disability, he will be entitled to any unpaid base salary owing to him up through and including the date of termination. If we terminate Mr. McCahill’s employment for cause, he will only be entitled to the unpaid base salary owing to him up through and including the date of termination. If Mr. McCahill chooses to terminate his employment, he will only be entitled to the unpaid base salary owing to him up through and including the date of termination. The agreement provides that during the time of his employment and ending two years from the termination of the agreement, he may not solicit customers and will not engage in or own any business that is competitive with us.

Richard R. Allen. On May 1, 2007, we entered into an employment agreement with Mr. Richard R. Allen, our Chief Financial Officer. The agreement shall continue until Mr. Allen’s death or disability. Under the terms of the agreement, Mr. Allen is entitled to a base salary of $125,000. Effective January 1, 2008, Mr. Allen’s base salary was increased to $145,000. He is also eligible to receive an annual bonus, which may be granted at the sole discretion of the Board of Directors. Mr. Allen is also entitled to participate in all the pension, life insurance, health insurance, disability insurance and other benefit plans on the same basis as the other employee officers of our company. The agreement provides that, if we terminate Mr. Allen’s employment without cause then he will be entitled to severance compensation in the amount of his base salary and his health and welfare benefits for the 6-month period following the date of termination. The agreement provides, if Mr. Allen’s employment is terminated due to death or disability, he will be entitled to any unpaid base salary owing to him up through and including the date of termination. If we terminate Mr. Allen’s employment for cause, he will only be entitled to the unpaid base salary owing to him up through and including the date of termination. If Mr. Allen chooses to terminate his employment, he will only be entitled to the unpaid base salary owing to him up through and including the date of termination. The agreement provides that during the time of his employment and ending two years from the termination of the agreement, he may not solicit customers and will not engage in or own any business that is competitive with us.

Ronald E. Chapman. On May 1, 2007, we entered into an employment agreement with Mr. Ronald E. Chapman, our (now former) Vice President, Secretary and Chief Operating Officer. Under the terms of the agreement, Mr. Chapman was entitled to a base salary of $170,000 and was also eligible to receive an annual bonus, which could be granted at the sole discretion of the Board of Directors. Mr. Chapman was also entitled to participate in all the pension, life insurance, health insurance, disability insurance and other benefit plans on the same basis as the other employee officers of our company. The agreement provided that, if we terminated Mr. Chapman’s employment without cause then he would be entitled to severance compensation in the amount of his base salary and his health and welfare benefits for the 6-month period following the date of termination. If we had terminated Mr. Chapman’s employment for cause, he would only have been entitled to the unpaid base salary owing to him up through and including the date of termination. If Mr. Chapman chose to terminate his employment, he would only have been entitled to the unpaid base salary owing to him up through and including the date of termination.

On December 19, 2007, we entered into a separation agreement and general release with Mr. Chapman. On December 19, 2007, Mr. Chapman tendered his resignation of employment to us, and pursuant to the separation agreement Mr. Chapman released us from any and all claims that he had or may have. Mr. Chapman also resigned from our board of directors. Under the terms of the agreement, we paid Mr. Chapman a severance payment equal to $85,000 on January 1, 2008, less taxes and withholding. This severance payment was the sole consideration that Mr. Chapman received. The agreement also provides that vested options terminated as of January 18, 2008. Because Mr. Chapman did not choose to exercise his options within thirty days, his options have terminated. As a result of the agreement and his resignation, Mr. Chapman is no longer eligible to participate in our health insurance plan. Pursuant to the agreement, Mr. Chapman may not solicit our customers or solicit our employees for a period of two years after his resignation.

Outstanding Equity Awards at 2007 Fiscal Year-End

The following table sets forth information regarding outstanding option awards held by our named executive officers at December 31, 2007, inclusive of the 1:2.50 stock split effective as of June 16, 2008, including the number of shares underlying both exercisable and unexercisable portions of each option as well as the exercise price and expiration date of each outstanding option.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
(a)	(b)	(c)	(d)	(e)	(f)
Francis McCahill, III	26,000	124,000	0	$2.50	06/01/2017
Richard R. Allen	4,000	16,000	0	$2.50	06/01/2017
Ronald E. Chapman(1)	26,000	124,000	0	$2.50	N/A

(1)

Ronald E. Chapman resigned from his position as Vice President on December 19, 2007, and did not exercise his options before they were terminated on January 18, 2008, pursuant to the separation agreement entered into between us and Mr. Chapman.

Potential Payments Upon Termination or Change-in-Control

Mr. McCahill and Mr. Allen are the only named executive officers due compensation in the event of the termination of employment. The amount of compensation payable to such named executive officers upon voluntary termination, involuntary termination without cause, termination with cause and termination in the event of permanent disability or death of the executive is set forth in the section of this prospectus entitled “Employment Agreements.”

Director Compensation

The following table sets forth information with respect to compensation earned by each of our directors during the fiscal year ended December 31, 2007.

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards(1)		Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation		Total
Paresh Patel	$6,000	—	$50,750	(3)	—	—	$165,000	(2)(3)	$221,750
Martin A. Traber	$6,000	—	$50,750	(4)	—	—			$56,750
Gregory Politis	$6,000	—	$50,750	(5)	—	—			$56,750
George Apostolou	$6,000	—	$7,000	(6)	—	—			$13,000
Sanjay Madhu	$6,000	—	$7,000	(7)	—	—			$13,000
Krishna Persaud	$6,000	—	$7,000	(8)	—	—			$13,000
Anthony Saravanos	$6,000	—	$7,000	(9)	—	—			$13,000

Upon election to our board of directors, a non-employee director receives an initial equity grant of 30,000 options that vest over three years. Non-employee directors also receive an annual cash retainer of $8,000.

(1)

Amount calculated utilizing the provisions of SFAS 123(R). The assumption used in calculating these amounts are incorporated herein by reference to Note 11 of the Consolidated Financial Statements included in this Registration Statement.

(2)

Includes $84,000 in cash consulting fees paid to Scorpio Systems, Inc., a company owned and operated by Mr. Patel. For additional information, see “Related Party Transactions–Consulting Agreement.” Also includes $81,000 in stock options granted to Mr. Patel on September 6, 2007 as compensation for implementing our in-house policy administration function. The $81,000 value of the 60,000 options granted on September 6, 2007 was calculated utilizing the provisions of SFAS 123(R). The assumptions utilized in calculating this amount are incorporated by reference to Note 11 of the Consolidated Financial Statements included in this Registration Statement. The 60,000 options granted to Mr. Patel on September 6, 2007 will not be exercisable until the fair market value of our common stock is $7.50 per share.

(3)	Mr. Patel had 250,000 options outstanding as of December 31, 2007.
(4)	Mr. Traber had 190,000 options outstanding as of December 31, 2007.
(5)	Mr. Politis had 190,000 options outstanding as of December 31, 2007.
(6)	Mr. Apostolou had 30,000 options outstanding as of December 31, 2007.
(7)	Mr. Madhu had 30,000 options outstanding as of December 31, 2007.
(8)	Mr. Persaud had 30,000 options outstanding as of December 31, 2007.
(9)	Mr. Saravanos had 30,000 options outstanding as of December 31, 2007.

Employee Benefit Plans

The Homeowners Choice, Inc. 2007 Stock Option and Incentive Plan, referred to herein as the “2007 Plan,” was adopted and approved by our board of directors and our stockholders in April 2007. The 2007 Plan authorizes the granting of stock-based awards to our officers, directors, employees, consultants and advisors. However, under the 2007 Plan, awards of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended) may be made only to our employees or to the employees of our subsidiaries. Following the 1:2.50 stock split effected June 16, 2008, we have reserved an aggregate of 6,000,000 shares of common stock for issuance under the 2007 Plan, of which we may issue 6,000,000 shares of common stock upon the exercise of incentive stock options. The board of directors currently administers the 2007 Plan, and it has the power to determine when and to whom awards will be granted, to determine the amount of each award and to establish the terms and conditions of each award.

The types of awards that may be granted under the 2007 Plan include options, stock appreciation rights, performance shares, performance units, restricted stock, restricted stock units, and convertible stock. Our board of directors or our compensation committee may amend, alter, suspend, discontinue or terminate the 2007 Plan at any time. In addition, subject to certain exceptions, the board of directors may modify, amend or cancel any award or waive any restrictions or conditions applicable to any award or the exercise of any award; provided that, any modification or amendment that materially diminishes the rights of a participant in the 2007 Plan, or the cancellation of any award, shall be effective only if agreed to by the participant or any other person that may then have an interest in the award.

As of May 31, 2008, we had granted options to purchase a total of 1,150,000 shares of our common stock under the 2007 Plan at an exercise price of $2.50 per share, of which options to purchase 478,000 shares are vested.

RELATED PARTY TRANSACTIONS

Transactions with Related Persons

Lease of St. Petersburg Office

We lease our St. Petersburg office from 5th Avenue Group LC, a company owned and operated by Sanjay Madhu, one of our directors and our Director of Investor Relations. The term of the lease commenced as of September 15, 2007 and will expire on September 15, 2008. The rent under the lease is $24,000 per annum payable in equal monthly installments.

Lease of Clearwater Office

On April 8, 2008, we entered into a lease with 2340 Drew St, LLC, a company owned and operated by Gregory Politis, one of our directors. The lease is for 6,000 square feet of office space and 1,498 square feet of common area in Clearwater, Florida. We intend to move into the Clearwater office in June or July of 2008 and we plan to use the Clearwater office as our headquarters. The initial term of the lease will commence as of the date on which the certificate of occupancy is received, unless the landlord has not substantially completed the improvements listed in Exhibit B to the lease on or before the date the certificate of occupancy is received, in which case the lease will commence on the date the landlord substantially completes the improvements. The initial term of the lease will expire five years after the date the lease commences. We, at our option, may renew the initial term of the lease for three additional periods of five years each by providing written notice of renewal at least six calendar months before the end of the initial five year term. The annual rent for the 6,000 square feet of office space during the initial five year term of the lease will be approximately $120,000, and will be payable in equal monthly installments. The annual rent for the 1,498 square feet of common area during the initial five year term of the lease will be approximately $29,960, and is payable in equal monthly installments. If we renew the lease, the annual rent for the 6,000 square feet of office space and 1,498 square feet of common area will increase by approximately 15% in each successive five year renewal period.

Software License Agreement

We license our policy administration software from Scorpio Systems, Inc., a company owned and operated by Paresh Patel, the Chairman of our Board of Directors. The Software License and Maintenance Agreement (the “License Agreement”) was effective as of November 1, 2007. The License Agreement is perpetual until terminated. The License Agreement may be terminated by either party upon six months’ written notice or by Scorpio Systems, Inc. upon thirty days’ written notice to us within three months following the occurrence of a change in control of our company. Under the terms of the License Agreement, Scorpio Systems, Inc. grants us an exclusive, perpetual, nontransferable, worldwide license to use the software in connection with policy administration services performed with regard to insurance policies issued by our company or any of our wholly-owned subsidiaries. In exchange for the license, we have agreed to pay to Scorpio Systems, Inc. a license fee of one dollar per policy generated as a new policy issued or a paid renewal policy. The license fees are to be paid on a quarterly basis with the first payment due March 31, 2008. Based on the number of policies written by Homeowners Choice Property & Casualty Insurance Company, Inc., one of our wholly-owned subsidiaries, as of March 31, 2008, we will pay Scorpio Systems, Inc. approximately $15,000 per year, although we made no payments to Scorpio Systems, Inc. in 2007. The amount to be paid under the License Agreement will increase as the number of new policies and paid renewal policies increases. In addition, as compensation for implementing our in-house policy administration function, we granted Mr. Patel an option to purchase 60,000 shares of our common stock at an exercise price of $2.50 per share, which options are not exercisable until the fair market value of our common stock is $7.50 per share.

Consulting Agreement

On June 1, 2007, we entered into a Consulting Agreement with Scorpio Systems, Inc., a company owned and operated by Paresh Patel, the Chairman of our Board of Directors (the “Consulting Agreement”). The Consulting Agreement may be terminated by either party at any time upon fifteen days’ written notice to the other party. Upon such a termination of the Consulting Agreement by us, Scorpio Systems, Inc. shall be entitled to receive any unpaid consulting fees owing to it up through and including the date of termination. We may terminate the Consulting Agreement immediately in the event that Mr. Patel no longer owns a controlling interest in Scorpio Systems, Inc., or in the event of Mr. Patel’s death or incapacity.

Under the terms of the Consulting Agreement, Scorpio Systems, Inc. provides us with business advice, information and consultation regarding the insurance industry. In consideration for these services, we pay a monthly fee of $12,000 to Scorpio Systems, Inc. and reimburse Scorpio Systems, Inc. for its reasonable and customary business expenses incurred in the performance of its services. We paid Scorpio Systems, Inc. $84,000 for these services in 2007 and $60,000 for these services as of May 31, 2008. Pursuant to the agreement, Scorpio Systems, Inc. will not disclose confidential information related to our company, and Scorpio Systems, Inc. may not solicit customers for a period of one year after the agreement’s termination.

Legal Services

One of our directors, Martin Traber, is a partner at the law firm of Foley & Lardner LLP, and since our inception in 2007, the firm has provided legal representation to us on certain matters, including the preparation of our organizational documents, our April 2007 private placement, and the preparation of this offering. As of March 31, 2008, Foley & Lardner LLP has billed us $199,139 for legal services rendered since our inception. This amount represents less than 1% of the firm’s fee revenue. These services were provided on an arm’s-length basis, and paid for at fair market value. We believe that such services were effected on terms no less favorable to us than those that would have been realized in transactions with unaffiliated entities or individuals.

Private Placement

In April 2007, we issued and sold 5,182,000 shares of our common stock at a price of $2.50 per share to a group of accredited investors for an aggregate purchase price of $12,955,000. Of the 5,182,000 shares sold, an aggregate of 1,560,000 shares were purchased by our directors, executive officers, and their immediate family members. The following table includes a description of the shares purchased by these individuals in the private placement, reflecting a 1:2.50 stock split effected by us as of June 16, 2008.

Name of Related Person	Relationship to Company	Number of Shares Purchased	Dollar Value of Transaction
Paresh Patel	Chairman of the Board	280,000	$700,000
Dhimant & Chhaya Patel	Brother-in-Law and Sister of Paresh Patel	100,000	$250,000
Martin Traber	Director	120,000	$300,000
George Apostolou	Director	100,000	$250,000
Pete Apostolou	Son of George Apostolou	40,000	$100,000
Demetrios Detsis	Brother-in-Law of George Apostolou	20,000	$50,000
Evangelia Collins	Sister-in-Law of George Apostolou	40,000	$100,000
Krishna Persaud	Director	400,000	$1,000,000
Garth Vernon	Director	60,000	$150,000
Anthony Saravanos	Director	80,000	$200,000
Sanjay Madhu	Director	80,000	$200,000
Gregory Politis	Director	200,000	$500,000
Panayote Politis	Brother of Gregory Politis	40,000	$100,000

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of May 31, 2008 by:

•	each person who is known by us to beneficially own more than 5% of our outstanding common stock,

•	each of our directors and named executive officers, and

•	all directors and named executive officers as a group.

The number and percentage of shares beneficially owned before the offering are based on 5,182,000 shares of common stock outstanding as of May 31, 2008. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person listed below and the percentage ownership of such person, shares of common stock underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of May 31, 2008 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in care of Homeowner’s Choice, Inc., 145 N.W. Central Park Plaza, Suite 115, Port St. Lucie, Florida 34986. All share information in the table below has been restated to reflect a 1-for-2.50 stock split effected as of June 16, 2008.

	Beneficially Owned Before the Offering		Beneficially Owned Before the Offering
			Assuming Minimum		Assuming Maximum
Name and Address of Beneficial Owners	Number of Shares	Percent	Number of Shares	Percent	Number of Shares	Percent
5% Shareholders:
Mark Berset(1)	280,000	5.32%	280,000	4.25%	280,000	4.04%

Named Executive Officers and Directors:
Francis McCahill, III(2)	50,800	*	50,800	*	50,800	*
Richard R. Allen(3)	7,200	*	7,200	*	7,200	*
Martin A. Traber(4)	200,000	3.80%	200,000	3.03%	200,000	2.89%
George Apostolou(5)	110,000	2.12%	110,000	1.69%	110,000	1.60%
Sanjay Madhu(6)	90,000	1.73%	90,000	1.38%	90,000	1.31%
Krishna Persaud(7)	410,000	7.90%	410,000	6.29%	410,000	5.98%
Gregory Politis(8)	280,000	5.32%	280,000	4.25%	280,000	4.04%
Anthony Sarvanos(9)	90,000	1.73%	90,000	1.38%	90,000	1.31%
Garth A. Vernon(10)	60,000	1.16%	60,000	*	60,000	*
Paresh Patel(11)	360,000	6.84%	360,000	5.46%	360,000	5.20%

All Named Executive Officers and Directors as a Group (10 persons)	1,658,000	31.71%	1,658,000	24.33%	1,658,000	23.21%

*	Less than 1.0%
(1)

Includes 80,000 shares of common stock issuable pursuant to options that are currently exercisable, 146,000 shares held by Mark & Linda Berset and 54,000 shares held by Pershing, LLC as custodian FBO Mark Berset IRA.

(2)	Includes 50,800 shares of common stock issuable pursuant to options that are currently exercisable.
(3)	Includes 7,200 shares of common stock issuable pursuant to options that are currently exercisable.
(4)	Includes 80,000 shares of common stock issuable pursuant to options that are currently exercisable.

(5)	Includes 10,000 shares of common stock issuable pursuant to options that are currently exercisable and 100,000 shares held by George & Poppe Apostolou.
(6)

Includes 10,000 shares of common stock issuable pursuant to options that are currently exercisable and 80,000 shares held by Universal Finance & Investments, LLC, voting and investment power over which is held by Mr. Madhu.

(7)

Includes 10,000 shares of common stock issuable pursuant to options that are currently exercisable and 320,000 shares held by Windsor Related Holdings LLC, voting and investment power over which is held by Mr. Persaud, and 80,000 shares held by Pershing, LLC FBO Krishna Persaud Roth IRA.

(8)	Includes 80,000 shares of common stock issuable pursuant to options that are currently exercisable and 200,000 shares held by Gregory & Rena Politis.
(9)

Includes 10,000 shares of common stock issuable pursuant to options that are currently exercisable and 80,000 shares held by HC Investment LLC, voting and investment power over which is held by Mr. Sarvanos.

(10)	Includes 60,000 shares held by Garth & Monica Vernon.
(11)

Includes 80,000 shares of common stock issuable pursuant to options that are currently exercisable and 280,000 shares held by Paresh & Neha Patel. Does not include 60,000 shares of common stock issuable pursuant to options that are exercisable upon our fair market value reaching $7.50 per share on a post-stock split basis.

DESCRIPTION OF CAPITAL STOCK

General

We are authorized to issue up to 40,000,000 shares of common stock, no par value and 20,000,000 shares of preferred stock, no par value. As of May 31, 2008, there were 5,182,000 shares of common stock issued and outstanding. As of May 31, 2008, we did not have any shares of preferred stock issued and outstanding.

Units

Each unit consists of one share of common stock and one warrant. Two warrants are exercisable to purchase one share of common stock. The common stock and warrants will begin trading separately immediately upon commencement of trading.

Common Stock

Holders of our common stock are entitled to one vote per share on all matters to be voted upon by shareholders. In accordance with Florida law, the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum) shall be the act of the shareholders.

Shares of our common stock have no preemptive rights, no redemption or sinking fund provisions, and are not liable for further call or assessment. The holders of such common stock are entitled to receive dividends when and as declared by our board of directors out of funds legally available for dividends. Our board of directors does not currently anticipate paying any cash dividends in the foreseeable future.

Upon a liquidation of our company, our creditors and any holders of our preferred stock with preferential liquidation rights will be paid before any distribution to holders of common stock. The holders of common stock would be entitled to receive a pro rata distribution per share of any excess amount. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

Our articles of incorporation empower our board of directors to issue up to 20,000,000 shares of preferred stock. Any preferred stock terms selected by our board of directors and approved by a majority of our shareholders could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and power of the holders of our common stock. The rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued by us in the future. The issuance of preferred stock could also have the effect of delaying or preventing a change in control of our company or make removal of management more difficult.

Warrants

Each unit purchased includes one warrant. Two warrants may be exercised to purchase an additional share of common stock from us at a purchase price of $7.97 per share (130% of the assumed public offering price of $6.13 per share). The warrants can be exercised at any time until the final calendar day of the month following the fifth anniversary of the effective date of the registration statement covering the offering. The warrants are exercised by surrendering to us a warrant certificate evidencing the warrants to be exercised, with the exercise form included therein duly completed and executed, and paying to us the exercise price per share in cash or check payable to us. Except for those warrants issued to the placement agent, the warrants may not be exercised on a cashless or net basis. Stock certificates with respect to shares purchased through the exercise of warrants will be issued as soon thereafter as practicable.

As long as any warrants remain outstanding, stock to be issued upon the exercise of warrants will be adjusted in the event of one or more stock splits, readjustments or reclassifications. In the event of the foregoing, the remaining number of shares of common stock still subject to the warrants shall be increased or decreased to reflect proportionately the increase or decrease in the number of shares of common stock outstanding and the exercise price per share shall be decreased or increased as the case may be, in the same proportion.

We have reserved a sufficient number of shares of common stock for issuance upon exercise of the warrants and such shares, when issued in accordance with the terms of the warrants, will be fully paid and non-assessable. The shares so reserved are included in the Registration Statement of which this prospectus is a part. We are required to use our best efforts to maintain an effective registration statement and current prospectus relating to these shares of common stock at all times when the market price of the common stock exceeds the exercise price of the warrants until the warrants expire. We intend to use this registration statement and prospectus to cover the warrant exercises. We plan to file all post-effective amendments to the registration statement and supplements to the prospectus required to be filed under the Securities Act. However, we cannot assure you that an effective registration statement or current prospectus will be available at the time you desire to exercise your warrants.

Fractional shares will not be issued upon the exercise of warrants, and no payment will be made with respect to any fractional share of common stock to which any warrant holder might otherwise be entitled upon exercise of warrants. No adjustments as to previously declared or paid cash dividends, if any, will be made upon any exercise of warrants.

The holders of the warrants as such are not entitled to vote, receive dividends or to exercise any of the rights of holders of shares of common stock for any purpose until such warrants shall have been duly exercised and payment of the purchase price shall have been made. There is currently no market for the warrants and there is no assurance that any such market will ever develop.

For the life of the warrants, the warrant holders are given the opportunity to profit from the rise in market value of our common stock, if any, at the expense of the common stock holders and we might be deprived of favorable opportunities to secure additional equity capital, if it should then be needed, for the purpose of its business. A warrant holder may be expected to exercise the warrants at a time when, we, in all likelihood, would be able to obtain equity capital, if we needed capital then, by a public sale of a new offering on terms more favorable than those provided in the warrants.

If upon exercise of the warrants the exercise price is less than the book value per share, the exercise will have a dilutive effect upon the warrant holder’s investment.

After the six (6) month anniversary of the closing of the offering, if for at least ten (10) trading days within any period of twenty (20) consecutive trading days, including the last trading day of the period, the closing price per share of our common stock exceeds 125% of the warrant’s exercise price, we may cancel any warrants remaining outstanding and unexercised. The date upon which we may cancel such warrants must be a date which is more than thirty (30) calendar days, but less than sixty (60) calendar days, after a notice is mailed by first class mail to all registered holders of the warrants following the satisfaction of the conditions described above, or such longer time as may be required by regulatory authorities.

The warrants issued to the placement agent are described in the section of this prospectus entitled “Plan of Distribution.”

Voting Agreement

During 2007, we entered into a Voting Agreement with seven of our shareholders. These shareholders agreed, pursuant to the Voting Agreement, to vote their shares to ensure that our board of directors at all times consists of the following directors: Paresh Patel, Martin Traber, Gregory Politis, George Apostolou, Sanjay Madhu, Krishna Persaud, and Anthony Saravanos. Under the terms of the Voting Agreement, these directors may be removed from our board only upon the vote or written consent of the shareholders entitled to designate such directors. In addition, the parties to the Voting Agreement also agreed that, in the event that the CEO, COO, or CFO is no longer serving our company in such capacity, they will immediately take such action as is necessary to remove that officer from the board. The Voting Agreement, as amended, will terminate upon the closing of this offering.

Indemnification of Directors and Executive Officers and Limitation of Liability

Our Bylaws provide for indemnification of our officers and directors to the fullest extent permitted by Florida law.

There is no pending litigation or proceeding involving any of our directors, officers, employees or other agents as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Anti-Takeover Provisions

Our Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by the Board of Directors. In addition, certain provisions of Florida law may hinder or delay an attempted takeover of us other than through negotiation with our Board of Directors. These provisions could have the effect of discouraging certain attempts to acquire us or remove incumbent management even if some or a majority of our shareholders were to deem such an attempt to be in their best interest, including attempts that might result in the shareholders’ receiving a premium over the market price for the shares of our common stock held by shareholders.

Limitations on Shareholder Action by Written Consent

Bylaws

Our Bylaws provide that any action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting, without prior notice and without a vote, if the action is taken by persons who would be entitled to vote at a meeting and who hold shares having a majority of outstanding stock.

Provisions of Florida Law

We are governed by two Florida Statutes that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds, without first obtaining the approval of our Board of Directors, will not possess any voting rights unless such voting rights are approved by a majority of a corporation’s disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Florida law also authorizes us to indemnify our directors, officers, employees and agents under certain circumstances and to limit the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improver personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct.

NASDAQ Trading

We have applied to have our units, warrants and common stock listed on The NASDAQ Global Market under the symbol “HCIIU,” “HCIIW,” and “HCII,” respectively.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. The transfer agent’s address is 59 Maiden Lane, New York, NY 10038, and its telephone number is 1-800-937-5449.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no market for our securities. We cannot predict the effect, if any, that the sale of our units, common stock or warrants or the availability of our units, common stock or warrants for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of our units, common stock or warrants in the public market following the offering could adversely affect the market price of such securities and adversely affect our ability to raise capital at a time and on terms favorable to us.

Sale of Restricted Shares

Upon completion of this offering, assuming we sell the minimum number of units, we will have 6,515,334 shares of common stock outstanding. Of these shares of common stock, 1,333,334 shares of common stock being sold in this offering, plus any shares sold upon exercise of the warrants being sold in this offering, will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. If we sell the maximum number of units, we will have 6,848,668 shares of common stock outstanding. Of these shares of common stock, 1,666,668 shares of common stock being sold in this offering, plus any shares sold upon exercise of the warrants being sold in this offering, will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining shares of common stock held by our existing shareholders upon completion of the offering will be “restricted securities,” as that phrase is defined in Rule 144, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including among others, the exemptions provided by Rule 144, 144(k) or 701 under the Securities Act, which rules are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours at the time of sale, or at any time during the preceding three months, and who has beneficially owned restricted shares for at least six months, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume of shares during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. A person who has not been our affiliate at any time during the three months preceding a sale, and who has beneficially owned his shares for at least six months, would be entitled under Rule 144 to sell such shares without regard to any manner of sale, notice provisions or volume limitations described above. Any such sales must comply with the public information provision of Rule 144 until our common stock has been held for one year.

Rule 701

Securities issued in reliance on Rule 701 are also restricted and may be sold by shareholders other than affiliates of ours subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its six-month holding period requirement.

Registration on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act as soon as practicable after the closing of this offering to register 6,000,000 shares of common stock subject to outstanding stock options or reserved for issuance under our stock plans. This registration will permit the resale of these shares by nonaffiliates in the public market without restriction under the Securities Act, upon completion of the lock-up period described below. Shares registered under the Form S-8 registration statement held by affiliates will be subject to Rule 144 volume limitations.

Lock-up Arrangements

Each of our executive officers and directors, as well as those individuals who on the effective date of the registration statement covering the offering are the beneficial owners of more than 5% of our common stock, have agreed (1) not to sell or otherwise dispose of any shares of common stock for a period of 90 days after the date of this prospectus and (2) not to sell or otherwise dispose of more than one percent (1%) of our issued and outstanding shares of common stock for the following 90 days. Upon the expiration of these lock-up agreements, additional shares will be available for sale in the public market.

PLAN OF DISTRIBUTION

Anderson & Strudwick, Incorporated and GunnAllen Financial, Inc. and              are acting as placement agents for this offering (the “Placement Agents”). Subject to the terms and conditions described in a placement agreement between the Placement Agents and our company, the Placement Agents have agreed to place a minimum of 1,333,334 and a maximum of 1,666,668 units, each unit comprised of one share of our common stock and one warrant to purchase on a “best-efforts, minimum/maximum” basis.

While the Placement Agents will use their best efforts to sell the units, they will be under no obligation to sell any or all of the units and will not be obligated to purchase any of the units.

We are offering the units subject to prior sale, withdrawal, cancellation or modification of the offer, including its structure, terms and conditions, without notice. We are offering the units to the public at the public offering price set forth on the cover page of this prospectus. The Placement Agents may also offer the units to selected dealers at the public offering price, less a concession not in excess of $            per unit. The Placement Agents reserve the right, in their sole discretion, to reject in whole or in part any offer to purchase the units.

The placement agreement provides that we will pay as compensation to the Placement Agents a placement fee equal to 7.0% of the public offering price of the units sold in this offering. Any purchases of units made by persons affiliated with our company for the explicit purpose of satisfying the minimum offering size of this offering will be made for investment purposes only, and not with a view toward redistribution. The following table summarizes the placement agent’s discounts and commissions that we will pay to the Placement Agents.

	Per unit	Minimum offering	Maximum offering
Public offering price
Placement agent discount
Proceeds to us, before expenses

We will be responsible for the expenses of issuance and distribution of the units, including registration fees, legal and accounting fees and printing expenses, which we estimate will total approximately $700,000. In addition to the placement agent discount, we will pay the Placement Agents at the closing of the offering an accountable expense allotment not to exceed 1.0% of the public offering price of the units sold.

In addition, we will issue to the Placement Agents warrants to purchase a number of shares of our common stock equal to 10% of the number of units sold. The Placement Agents shall pay us $0.001 per warrant. Each warrant will be exercisable to purchase one share of our common stock at an exercise price of $7.97 per share (130% of the assumed offering price of $6.13 per share) and will have a term of five years. The warrants will also be exercisable on a cashless or “net exercise” basis. Pursuant to NASD Rule 2710(g)(1), the warrants to be acquired by the Placement Agents may not (except to certain affiliates of the Placement Agents) be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the commencement of this offering. The anti-dilution provisions of the warrants to be issued to the Placement Agents comply with NASD Rule 2710(f)(2)(H)(vi) and (vii).

The units, shares of common stock and warrants to be issued are new securities with no established trading market. We have applied to list the units and the underlying shares of common stock and warrants on the Nasdaq Global Market. We have been advised by the Placement Agents that they intend to make a market in these securities, however, they are not obligated to make a market in such securities and they can discontinue market making at any time without notice. Neither we nor the Placement Agents can provide any assurance that an active and liquid market will develop or, if developed, that the market will continue. The offering price of the units and the placement agent discount have been determined by negotiations among us and the Placement Agents, and the offering price of the units may not be indicative of the market price following the offering. The exercise price of the warrants has been determined by negotiations between us and the Placement Agents based on the prevailing market conditions, our financial information, our historical performance and our future prospects.

The Placement Agents have agreed in accordance with the provisions of SEC Rule 15c2-4 to cause all funds received from the sale of the units to be promptly deposited in an escrow account maintained by SunTrust Bank, N.A. as escrow agent for the investors in the offering upon the receipt of funds by the Placement Agents by or before noon of the next business day following the sale of the units, i.e. the date of closing.

Payment for the units may be made (i) by check, bank draft or money order made payable to “SunTrust Bank” and delivered to the Placement Agents no less than four business days before the date of closing, or (ii) by authorization of withdrawal from securities accounts maintained with either of the Placement Agents. If payment is made by authorization of withdrawal from securities accounts, the funds authorized to be withdrawn from a securities account will continue to accrue interest, if any interest is to accrue on such amounts, at the contractual rates until closing or termination of the offering, but a hold will be placed on such funds, thereby making them unavailable to the purchaser until closing or termination of the offering. If a purchaser authorizes either Placement Agent to withdraw the amount of the purchase price from a securities account, such Placement Agent will do so as of the date of closing. The Placement Agents will inform prospective purchasers of the anticipated date of closing.

If we have not received subscriptions for a minimum of 1,333,334 units by September 30, 2008, we will return to the subscribers all funds placed in the escrow account without interest or deduction for expense. If the minimum number of subscriptions for the units is attained, the offering will close, and the escrow agent will release all funds to us.

In the placement agreement, the obligations of the Placement Agents are subject to approval of certain legal matters by its counsel and to various other conditions. The placement agreement also provides that we will indemnify the Placement Agents against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Placement Agents may be required to make in respect of any such liabilities.

LEGAL MATTERS

The validity of the shares of common stock issued in this offering will be passed upon for us by the law firm of Foley & Lardner LLP, Tampa, Florida. Certain legal matters in connection with this offering will be passed upon for the placement agents by the law firm of Kaufman & Canoles P.C., Richmond, Virginia.

EXPERTS

The consolidated financial statements included in this prospectus have been audited by Hacker, Johnson & Smith, P.A., independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INTERESTS OF NAMED EXPERTS AND COUNSEL

Attorneys with Foley & Lardner LLP representing HCI with respect to this offering beneficially owned approximately 120,000 shares of common stock of HCI and owned options to purchase 190,000 shares of common stock of HCI as of the date of this prospectus, 80,000 of which are currently exercisable. Of the remaining options to purchase 110,000 shares of common stock, the option to purchase 90,000 shares vests at a rate of 5,000 shares per month, and the option to purchase the remaining 20,000 shares vests annually at a rate of 10,000 shares.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (of which this prospectus is a part) under the Securities Act of 1933, as amended, relating to the common stock we are offering. This prospectus does not contain all the information that is in the registration statement. Certain portions of the registration statement have been omitted as allowed by the rules and regulations of the SEC. Statements in this prospectus which summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the registration statement. For further information regarding our company and our common stock, please see the registration statement and its exhibits and schedules. You may examine the registration statement free of charge at the public reference facilities maintained by the SEC at Room 1580, 100 F Street N.E., Washington, D.C. 20549. Copies of the registration statement may also be obtained from the public reference facilities of the Commission at 100 F Street N.E., Washington, D.C. 20549, or by calling the SEC at 1-800-SEC-0330, at prescribed rates. In addition, the registration statement and other public filings can be obtained from the SEC’s Internet website at www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, will file periodic reports, proxy statements, and other information with the Commission. Such periodic reports, proxy statements, and other information will be available for inspection and copying at the Commission’s public reference rooms and the Internet site of the Commission referred to above. Our Internet site address is www.hcpci.com. Information on our Internet site does not constitute a part of this prospectus.

Index to Financial Statements

HOMEOWNERS CHOICE, INC. AND SUBSIDIARIES

Page
Financial Statements

Independent Auditors’ Report	F-2

Consolidated Balance Sheets at March 31, 2008 and December 31, 2007	F-3

Consolidated Statements of Operations for the Three Month Periods Ended March  31, 2008 and 2007 (Unaudited) and for the Year Ended December 31, 2007 and for the Period from November 30, 2006 (Inception) to December 31, 2006

F-4

Consolidated Statements of Stockholders’ Equity (Deficit) for the Three Month Period Ended March  31, 2008, for the Year Ended December 31, 2007 and for the Period from November 30, 2006 (Inception) to December 31, 2006

F-5

Consolidated Statements of Cash Flows for the Three Month Periods Ended March  31, 2008 and 2007 (Unaudited) and for the Year Ended December 31, 2007 and for the Period from November 30, 2006 (Inception) to December 31, 2006

F-6

Notes to Consolidated Financial Statements at March 31, 2008 and December  31, 2007 and For the Three Month Periods Ended March 31, 2008 and 2007 (Unaudited), and for the Year Ended December 31, 2007 and for the Period from November 30, 2006 (Inception) to December 31, 2006

F-7 -F-20

Independent Auditors’ Report

Homeowners Choice, Inc.

Port St. Lucie, Florida:

We have audited the accompanying consolidated balance sheets of Homeowners Choice, Inc. and Subsidiaries (the “Company”) as of March 31, 2008 and December 31, 2007, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the three month period ended March 31, 2008, for the year ended December 31, 2007 and for the period from November 30, 2006 (inception) to December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at March 31, 2008 and December 31, 2007, and the results of its operations and its cash flows for the three month period ended March 31, 2008, for the year ended December 31, 2007 and for the period from November 30, 2006 (inception) to December 31, 2006, in conformity with U.S. generally accepted accounting principles.

HACKER, JOHNSON & SMITH PA

Tampa, Florida

June 16, 2008

HOMEOWNERS CHOICE, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(Dollars in thousands)

	At March 31, 2008	At December 31, 2007
Assets
Cash and cash equivalents	$19,285	15,729
Short-term investments	25,075	17,055
Accrued interest and dividends	100	60
Premiums receivable	6,358	3,256
Assumed reinsurance balances receivable	349	—
Deferred acquisition costs	4,686	3,163
Office equipment, net	33	36
Deferred income taxes	855	653
Other assets	342	41

Total assets	$57,083	39,993

Liabilities and Stockholders’ Equity
Losses and loss adjustment expenses	2,848	1,688
Unearned premiums	29,405	19,814
Ceded reinsurance balances payable	2,095	1,060
Assumed reinsurance balances payable	—	833
Accrued expenses	1,408	832
Income taxes payable	2,582	1,266
Other liabilities	375	162

Total liabilities	38,713	25,655

Commitments and contingencies (Notes 1, 4, 7, 9 and 13)
Stockholders’ equity:
Preferred stock (no par value 20,000,000 shares authorized, no shares issued or outstanding)
Common stock, (no par value, 40,000,000 shares authorized, 5,182,000 shares issued and outstanding)
Additional paid-in capital	13,491	13,383
Retained earnings	4,879	955

Total stockholders’ equity	18,370	14,338

Total liabilities and stockholders’ equity	$57,083	39,993

See accompanying Notes to Consolidated Financial Statements.

HOMEOWNERS CHOICE, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(Dollars in thousands, except per share amounts)

	Three Month Period Ended March 31,		Year Ended December 31, 2007	Period from November 30, 2006 (Inception) to December 31, 2006
	2008	2007
		(Unaudited)
Revenue
Net premiums earned	$10,441	—	7,034	—
Net investment income	346		602	—
Other	119	—	24	—

Total revenue	10,906	—	7,660	—

Expenses
Losses and loss adjustment expenses	2,274	—	2,742	—
Policy acquisition and other underwriting expenses	2,316	—	2,868	—
Preopening expenses	—	79	419	62

Total expenses	4,590	79	6,029	62

Income (loss) before income taxes	6,316	(79)	1,631	(62)
Income taxes	2,392	—	614	—

Net income (loss)	$3,924	(79)	1,017	(62)

Net earnings per basic share	$.76	—	.29	—

Net earnings per diluted share	$.76	—	.29	—

See accompanying Notes to Consolidated Financial Statements.

HOMEOWNERS CHOICE, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Three Month Period Ended March 31, 2008 and

For the Year Ended December 31, 2007 and For the Period from

November 30, 2006 (Inception) to December 31, 2006

(Dollars in thousands)

	Shares	Amount	Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance at November 30, 2006 (inception)	—	$—	—	—	—
Net loss	—	—	—	(62)	(62)

Balance at December 31, 2006	—	—	—	(62)	(62)
Proceeds from sale of common stock	5,182,000	—	12,955	—	12,955
Net income	—	—	—	1,017	1,017
Stock-based compensation	—	—	428	—	428

Balance at December 31, 2007	5,182,000	—	13,383	955	14,338
Net income	—	—	—	3,924	3,924
Stock-based compensation	—	—	108	—	108

Balance at March 31, 2008	5,182,000	$—	13,491	4,879	18,370

See accompanying Notes to Consolidated Financial Statements.

HOMEOWNERS CHOICE, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Dollars in thousands)

	Three Month Period Ended March 31,		Year Ended December 31, 2007	Period from November 30, 2006 (Inception) to December 31, 2006
	2008	2007
		(Unaudited)
Cash flows from operating activities:
Net income (loss)	$3,924	(79)	1,017	(62)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Stock-based compensation	108	—	428	—
Deferred income tax benefit	(202)	—	(653)	—
Changes in operating assets and liabilities:
Premiums receivable	(3,102)	—	(3,256)	—
Reinsurance balances receivable	(349)	—	—	—
Accrued interest and dividends receivable	(40)	—	(60)	—
Other assets	(301)	—	(41)	—
Reinsurance balances payable	202	—	1,893	—
Deferred acquisition costs	(1,523)	—	(3,163)	—
Losses and loss adjustment expenses	1,160	—	1,688	—
Unearned premiums	9,591	—	19,814	—
Income taxes payable	1,316	—	1,266	—
Accrued expenses and other liabilities	789	84	931	63

Net cash provided by operating activities	11,573	5	19,864	1

Cash flows from investing activities:
Purchase of office equipment, net	3	—	(36)	—
Purchase of short-term investments, net	(8,020)	—	(17,055)	—

Net cash used in investing activities	(8,017)	—	(17,091)	—
Cash flows from financing activity-
Proceeds from sale of common stock	—	—	12,955	—

Net increase in cash and cash equivalents	3,556	5	15,728	1
Cash and cash equivalents at beginning of period	15,729	1	1	—

Cash and cash equivalents at end of period	$19,285	6	15,729	1

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$1,278	—	—	—

Cash paid for interest	$—	—	—	—

See accompanying Notes to Consolidated Financial Statements.

HOMEOWNERS CHOICE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2008 and December 31, 2007 and For the Three Month Periods Ended March 31, 2008 and 2007 (Unaudited), the Year Ended December 31, 2007 and For the Period from November 30, 2006 (Inception) to December 31, 2006

(1) Summary of Significant Accounting Policies

Organization and Business. The accompanying consolidated financial statements include the accounts of Homeowners Choice, Inc. and its wholly-owned subsidiaries (collectively the “Company”). All significant intercompany balances and transactions have been eliminated in consolidation.

Homeowners Choice, Inc. is an insurance holding company, which through its subsidiaries and contractual relationships with independent agents controls substantially all aspects of the insurance underwriting, distribution and claims process. The Company is authorized to underwrite homeowners’ property and casualty insurance in the State of Florida through its wholly owned subsidiary, Homeowners Choice Property & Casualty Insurance Company, Inc (HCPC). HCPC commenced operations on June 18, 2007.

Homeowners Choice Managers, Inc. (HCM), a wholly-owned subsidiary, acts as HCPC’s exclusive managing general agent in the State of Florida. HCM currently provides underwriting policy administration, marketing, accounting and financial services to HCPC, and participates in the negotiation of reinsurance contracts. Southern Administration, Inc. a wholly-owned subsidiary, provides policy administration services.

All of the Company’s customers have been obtained as a result of participation in a “takeout program” with Citizens Property Insurance Corporation (“Citizens”), a Florida state supported insurer. The customers were obtained in separate assumption transactions in July 2007, November 2007, and February 2008. The Company is required to offer renewals on the policies acquired for a period of three years subsequent to the initial expiration of the assumed policies. Such renewals are required to have rates that are equivalent to or less than rates charged by Citizens.

Unaudited Information. The accompanying consolidated financial statements for the three months ended March 31, 2007 are unaudited. However, in the opinion of management, all adjustments necessary for the fair presentation of the consolidated financial statements have been included.

Use of Estimates. The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ materially from these estimates. Material estimates that are particularly susceptible to significant change in the near term are related to loss and loss adjustment expenses.

Cash and Cash Equivalents. The Company considers all short term highly liquid investments with original maturities of less than three months to be cash and cash equivalents. At March 31, 2008 and December 31, 2007, cash and cash equivalents consists of cash on deposit with financial institutions and overnight repurchase agreements.

Short-Term Investments. Short-term investments consist of certificates of deposit with maturities less than one year.

(continued)

HOMEOWNERS CHOICE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Deferred Acquisition Costs. Deferred Acquisition Costs (“DAC”) primarily represent commissions paid to Citizens or outside agents at the time of collection of the policy premium, salaries and premium taxes and are amortized over the life of the related policy in relation to the amount of premiums earned. The method followed in computing DAC limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium earned, related investment income, unpaid loss and loss adjustment expenses (“LAE”) and certain other costs expected to be incurred as the premium is earned.

DAC is reviewed to determine if it is recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. Although recoverability of DAC is not assured, the Company believes it is more likely than not that all of these costs will be recovered. The amount of DAC considered recoverable, however, could be reduced in the near term if the estimates of total revenues discussed above are reduced or permanently impaired as a result of the disposition of a line of business. The amount of amortization of DAC could be revised in the near term if any of the estimates discussed above are revised.

Office Equipment. Office equipment is stated at cost less accumulated depreciation. Depreciation expense is calculated on a straight line basis over the estimated useful lives.

Losses and Loss Adjustment Expenses. Reserves for losses and loss adjustment expenses (“LAE”) are determined by establishing liabilities in amounts estimated to cover incurred losses and LAE. Such reserves are determined based on the assessment of claims reported and the development of pending claims. These reserves are based on individual case estimates for the reported losses and LAE and estimates of such amounts that are incurred but not reported. Changes in the estimated liability are charged or credited to operations as the losses and LAE are settled.

The estimates of unpaid losses and LAE are subject to trends in claim severity and frequency and are continually reviewed. As part of the process, the Company reviews historical data and considers various factors, including known and anticipated legal developments, changes in social attitudes, inflation and economic conditions. As experience develops and other data becomes available, these estimates are revised, as required, resulting in increases or decreases to the existing unpaid losses and LAE. Adjustments are reflected in the results of operations in the period in which they are made and the liabilities may deviate substantially from prior estimates.

Reinsurance. In the normal course of business, the Company seeks to reduce the loss that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Amounts recoverable from reinsurers are estimated in a manner consistent with the reinsured policy. Reinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums ceded to other companies have been reported as a reduction of premium income. At March 31, 2008 and December 31, 2007, there are no amounts applicable to reserves ceded for unearned premium reserves and loss and loss adjustment expenses.

Premium Revenue. Premium revenue is earned on a pro-rata basis over the term of the policies. Unearned premiums represent the portion of the premium related to the unexpired policy term.

Policy Fees. Policy fees represent nonrefundable application fees for insurance coverage, which are intended to reimburse a portion of the costs incurred to underwrite the policy. The fees and related costs are recognized when the policy is written.

(continued)

HOMEOWNERS CHOICE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, continued

Income Taxes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates will be recognized in income or expense in the period that includes the enactment date. Valuation allowances are provided against assets that are not likely to be realized. The Company has elected to classify interest and penalties determined under Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), as income tax expense as permitted by FIN 48.

Preopening and Organizational Costs. Preopening and organizational costs incurred prior to the June 18, 2007 commencement of insurance operations totaled $481,000 and were expensed as incurred.

Fair Value of Financial Instruments. The carrying amounts for the following financial instruments approximate their fair values at March 31, 2008 and December 31, 2007 because of their short term nature: cash and cash equivalents, short-term investments, premiums receivable, assumed and ceded reinsurance balances payable, other liabilities and accrued expenses.

Comprehensive Income. There were no components of comprehensive income other than net income (loss) for the periods ended March 31, 2008 and 2007 (unaudited) and December 31, 2007 and 2006.

Segment Reporting. Statement of Financial Accounting Standard (“SFAS”) No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. The Company does not have any operations that require separate disclosure as operating segments.

Stock-Based Compensation. The Company accounts for its stock option plans in accordance with SFAS No. 123-R, Share-Based Payment (“SFAS 123(R)”). SFAS 123(R) requires the measurement and recognition of compensation for all stock-based awards made to employees and directors including stock options and restricted stock issuances based on estimated fair values. Under the fair value recognition provisions of SFAS 123(R), the Company recognizes stock-based compensation in the consolidated statements of operations on a straight-line basis over the vesting period.

Earnings Per Share. Basic earnings per share is computed on the basis of the weighted-average number of common shares outstanding. Diluted earnings per share is computed based on the weighted-average number of shares outstanding plus the effect of outstanding stock options, computed using the treasury stock method. Loss per share was not applicable in 2006 or for the three month period ended March 31, 2007 as no common stock had been issued during or prior to these periods.

Recent Accounting Pronouncements. In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS 157 had no impact on the Company’s consolidated financial condition or results of operations.

(continued)

HOMEOWNERS CHOICE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements, continued

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of SFAS No. 115 (“SFAS No. 159”),” which permits an entity to measure many financial assets and financial liabilities at fair value that are not currently required to be measured at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions. SFAS No. 159 amends previous guidance to extend the use of the fair value option to available-for-sale and held-to-maturity securities and also establishes presentation and disclosure requirements to help financial statement users understand the effect of the election. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company did not apply the fair value option to any existing financial assets or liabilities as of January 1, 2008. Consequently, the adoption of SFAS No. 159 had no impact on the Company’s consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”). SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and early implementation is not permitted. SFAS 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. Acquisition related costs including finder’s fees, advisory, legal, accounting valuation and other professional and consulting fees are required to be expensed as incurred. Management is in the process of evaluating the impact of SFAS 141(R) and does not anticipate it will have a material impact on the Company’s consolidated financial condition or results of operations.

In December 2007, the FASB issued SFAS No.160, Noncontrolling Interests in Consolidated Financial Statements (“SFAS 160”). SFAS 160 requires the Company to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. Management is in the process of evaluating the impact of SFAS 160 and does not anticipate it will have a material effect on the Company’s consolidated financial condition or results of operations.

(continued)

HOMEOWNERS CHOICE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2) Investment Income and Concentrations

Investment income is summarized as follows (dollars in thousands):

	Three Month Period Ended March 31, 2008	Year Ended December 31, 2007
Short-term investments	$224	201
Cash and cash equivalents	122	401

	$346	602

At March 31, 2008 and December 31, 2007, the following short-term investments exceeded 10% of consolidated stockholders’ equity (dollars in thousands):

Name of Financial Institution	At March 31, 2008	At December 31, 2007
First National Bank of Central Florida	$5,059	5,000
Total Bank	4,048	4,000
Regions Bank	5,025	2,000
First State Bank	2,041	—
Central Bank	3,902	—
U.S. Ameribank	5,000	2,000

	$25,075	13,000

(3) Reinsurance

The Company cedes homeowners insurance to other entities under catastrophe excess of loss reinsurance treaties. The Company remains contingently liable with respect to homeowners insurance in the event that any of the reinsurers are unable to meet their obligations under the reinsurance agreements. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurer to minimize its exposure to significant losses from reinsurer insolvencies.

The impact of the catastrophe excess of loss reinsurance treaties on premiums written and earned is as follows (dollars in thousands):

	Three Month Period Ended March 31, 2008	Year Ended December 31, 2007
Premiums Written
Direct	$8,629	5,535
Assumed	12,924	23,825

Gross written	21,553	29,360
Ceded	(1,521)	(2,512)

	$20,032	26,848

(continued)

HOMEOWNERS CHOICE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(3) Reinsurance, continued

	Three Month Period Ended March 31, 2008	Year Ended December 31, 2007
Premiums Earned
Direct	1,141	298
Assumed	10,821	9,248

Gross earned	11,962	9,546
Ceded	(1,521)	(2,512)

Net premiums earned	$10,441	7,034

There were no reinsurance recoverables on incurred losses and LAE as of March 31, 2008 or December 31, 2007 and there were no recoveries related to reinsurance contracts during the three month period ended March 31, 2008 or for the year ended December 31, 2007. At March 31, 2008, assumed reinsurance balances receivable included $349,000 due from Citizens. At December 31, 2007, there were no amounts applicable to reinsurance receivables or prepaid reinsurance premiums. As a result, as of December 31, 2007, there are no concentrations of credit risk associated with reinsurance receivables and prepaid reinsurance.

(4) Losses and LAE

The liability for losses and LAE is determined on an individual case basis for all claims reported. The liability also includes amounts for unallocated expenses, anticipated future claim development and losses incurred, but not reported.

Activity in the liability for unpaid losses and LAE is summarized as follows (dollars in thousands):

	Three Month Period Ended March 31, 2008	Year Ended December 31, 2007
Balance—beginning of period	$1,688	—

Incurred related to:
Current period	2,821	2,742
Prior period	(547)	—

Total incurred	2,274	2,742

Paid related to:
Current period	(556)	(1,054)
Prior period	(558)	—

Total paid	(1,114)	(1,054)

Net balance at end of period	$2,848	1,688

The Company writes insurance in the State of Florida, which could be exposed to hurricanes or other natural catastrophes. Although the occurrences of a major catastrophe could have a significant effect on our monthly or quarterly results, the Company believes that such an event would not be so material as to disrupt the overall normal operations of the Company. However, the Company is unable to predict the frequency or severity of any such events that may occur in the near term or thereafter.

(continued)

HOMEOWNERS CHOICE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(5) Income Taxes

A summary of income taxes is as follows (dollars in thousands):

	Three Month Period Ended March 31,		Year Ended December 31, 2007	Period from November 30, 2006 (Inception) to December 31, 2006
	2008	2007
		(Unaudited)
Federal:
Current	$2,216	—	1,082	—
Deferred	(173)	—	(558)	—

Federal income taxes	2,043	—	524	—

State:
Current	378	—	185	—
Deferred	(29)	—	(95)	—

State income taxes	349	—	90	—

Income taxes	$2,392	—	614	—

The reasons for the differences between the statutory Federal income tax rate and the effective tax rate are summarized as follows (dollars in thousands):

	Three Month Periods Ended March 31,				Period Ended December 31,
	2008		2007		2007		2006
	Amount	%	Amount	%	Amount	%	Amount	%
			(Unaudited)
Income taxes at statutory rate	$2,147	34.0%	$(27)	(34.0)%	$555	34.0%	$(21)	(34.0)%
Increase (decrease) in income taxes resulting from:
State income taxes, net of Federal tax benefit	231	3.7	(3)	(4.0)	61	3.7	(2)	(3.2)
Stock-based compensation	3	—	—	—	21	1.3	—	—
Other	11.2		—	—	—	—	—	—
Change in valuation allowance	—	—	30	38.0	(23)	(1.4)	23	37.2

Income taxes	$2,392	37.9%	$—	—%	$614	37.6%	$—	—%

The Company has no uncertain tax positions or unrecognized tax benefits that, if recognized, would impact the effective income tax rate. The tax year ending December 31, 2007 remains subject to examination by our major taxing jurisdictions. There have been no interest or penalties recognized for the periods ended December 31, 2007 and 2006 or March 31, 2008 and 2007 (unaudited).

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(continued)

HOMEOWNERS CHOICE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(5) Income Taxes, continued

Significant components of our net deferred income tax asset are as follows (dollars in thousands):

	At March 31, 2008	At December 31, 2007
Deferred income tax assets:
Unearned premiums	$2,213	1,491
Losses and loss adjustment expenses	70	41
Organizational costs	160	173
Stock-based compensation	175	138

Deferred tax assets	2,618	1,843
Deferred tax liability-Deferred policy acquisition costs	(1,763)	(1,190)

Valuation allowance	—	—

Net deferred income tax asset	$855	653

The valuation allowance was reversed subsequent to the commencement of insurance underwriting operations in 2007 as, in the opinion of management, it was more likely than not it will be realized.

(6) Regulatory Requirements and Restrictions

The Florida Insurance Code (the “Code”) requires HCPC to maintain capital and surplus equal to the greater of 10% of their liabilities or a statutory minimum as defined in the Code. At March 31, 2008 and December 31, 2007, HCPC is required to maintain a minimum capital and surplus of $4.0 million. At March 31, 2008 and December 31, 2007, HCPC’s statutory capital and surplus was $13.1 million and $10.4 million, respectively. HCPC’s statutory net profit was $3.1 million for the three month period ended March 31, 2008 compared to the statutory net loss of $1.4 million for the period from June 18, 2007 (commencement of insurance operations) to December 31, 2007. Statutory surplus differs from stockholders’ equity reported in accordance with generally accepted accounting principles primarily because policy acquisition costs are expensed when incurred. In addition, the recognition of deferred tax assets is based on different recoverability assumptions.

As of March 31, 2008 and December 31, 2007, HCPC had a cash deposit with the Insurance Commissioner of the State of Florida, in the amount of $300,000, to meet regulatory requirements. At March 31, 2008 and December 31, 2007, there were no material permitted statutory accounting practices utilized by HCPC.

Under Florida law, a domestic insurer may not pay any dividend or distribute cash or other property to its stockholders except out of that part of its available and accumulated capital and surplus funds which is derived from realized net operating profits on its business and net realized capital gains. A Florida domestic insurer may not make dividend payments or distributions to stockholders without prior approval of the Florida Office of Insurance Regulation (OIR) if the dividend or distribution would exceed the larger of (1) the lesser of (a) 10.0% of its capital surplus or (b) net income, not including realized capital gains, plus a two year carry forward, (2) 10.0% of capital surplus with dividends payable constrained to unassigned funds minus 25% of unrealized capital gains or (3) the lesser of (a) 10.0% of capital surplus or (b) net investment income plus a three year carry forward with dividends payable constrained to unassigned funds minus 25% of unrealized capital gains. At March 31, 2008 and December 31, 2007, no dividends are available to be paid by HCPC.

(continued)

HOMEOWNERS CHOICE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(7) Commitments and Contingencies

The Company may be party to other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the consolidated financial position, or liquidity.

As a direct premium writer in the State of Florida, the Company is required to participate in certain insurer pools and associations under Florida statutes 631.57(3) (A). Participation in these pools is based on written premium by line of business to total premiums written statewide by all insurers. Participation may result in assessments against the Company. For the three months ended March 31, 2008 and year ended December 31, 2007, HCPC collected and paid assessments to the Florida Hurricane Catastrophe Fund (FHCF) and Citizens amounting to $55,000 and $400 and $77,000 and $600, respectively. These assessments are recorded as a surcharge in premium billings to insureds. The surcharges are 1.0% of premium for the FHCF and 1.4% for Citizens.

HCPC received approval as a Limited Apportionment Company in April of 2008. This designation allows the Company to pay assessments from regulatory agencies as assessments from insureds are recouped rather than paying the assessment and then recouping from the insureds/ policyholders.

(8) Net Earnings Per Share

A summary of the numerator and denominator of the basic and fully diluted net earnings per share is presented below (dollars in thousands, except per share amounts):

	Three Month Period Ended March 31, 2008			Year Ended December 31, 2007
	Income	Weighted- Average Shares Outstanding	Per Share Amount	Income	Weighted- Average Shares Outstanding	Per Share Amount
Basic EPS:
Income available to common stockholders	$3,924	5,182,000	$.76	$1,017	3,454,667	$.29
Effect of dilutive securities:
Options	—	—	—	—	—	—

Diluted EPS:
Income available to common stockholders after assumed conversions	$3,924	5,182,000	$.76	$1,017	3,454,667	$.29

(9) Lease Commitments

The Company has leases for office space located in Port St. Lucie, Florida. These leases expire in October, 2008. The Company also has a lease for office space located in St. Petersburg, Florida. This lease is on a monthly basis. Rent expense under all leases was approximately $24,000 and $32,000 for the three months ended March 31, 2008 and the year ended December 31, 2007, respectively. On April 9, 2008, the Company entered into a lease arrangement with one director for office space located in Clearwater, Florida, for a five-year term commencing August 1, 2008. Such lease requires the Company to make monthly lease payments of approximately $12,500. This lease contains options for three additional five year periods.

(continued)

HOMEOWNERS CHOICE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(9) Lease Commitments, continued

Lease commitments at March 31, 2008 are as follows:

Year Ended March 31,	Amount
(in thousands)
2009	$133
2010	150
2011	150
2012	150
2013	150

Total:	$733

(10) Related Party Transactions

One of the Company’s directors owns the property located in St. Petersburg, Florida that is currently leased by the Company. Lease payments on this property for the three month period ended March 31, 2008 and for the year ended December 31, 2007 totaled $7,000 and $4,000, respectively. There were no such payments during the periods ended March 31, 2007 (unaudited) or December 31, 2006.

One of the Company’s directors receives a consulting fee and software license fees for development and use of premium administration application software. Under this arrangement, the Company incurred $40,000 and $84,000 for the three month period ended March 31, 2008 and for the year ended December 31, 2007, respectively. There were no such payments during the periods ended March 31, 2007 (unaudited) or December 31, 2006.

One of the Company’s directors is a partner at a law firm that manages certain of the Company’s corporate legal matters. Fees incurred with respect to this law firm for the three month period ended March 31, 2008 and year ended December 31, 2007 amounted to $188,000 and $21,000, respectively. There were no such payments during the periods ended March 31, 2007 (unaudited) or December 31, 2006.

As discussed in Note 9, the Company entered into a lease in April 2008 for office space under an operating lease agreement with one director. The lease requires annual rental payments of $150,000.

(11) Stock-Based Compensation

The Company accounts for stock-based compensation under the fair value recognition provisions of SFAS 123(R).

The Company has a stock option plan for directors and employees of the Company. Under the plan, the total number of options which may be granted to purchase common stock is 6,000,000. At March 31, 2008 and December 31, 2007, there were 4,850,000 options remaining and available for grant under the plan. The options vest over periods ranging from immediately vested to five years and are exercisable over the contractual term of ten years.

(continued)

HOMEOWNERS CHOICE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(11) Stock-Based Compensation, continued

A summary of the activity in the Company’s stock option plan is as follows (dollars in thousands, except per share amounts):

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2007	—	$—
Granted	1,300,000	2.50
Forfeited	(150,000)	2.50

Outstanding at December 31, 2007 and March 31, 2008	1,150,000	$2.50	9.2 years	$—

Exercisable at March 31, 2008	420,000	$2.50	9.2 years	$—

At March 31, 2008 and December 31, 2007, there was approximately $913,000 and $1,021,000, respectively, of total unrecognized compensation expense related to nonvested share-based compensation arrangements granted under the plan. At March 31, 2008, the unrecognized compensation expense of $913,000 is expected to be recognized over a weighted-average period of forty-nine months. No options were granted during the three months ended March 31, 2008. The total fair value of shares vesting and recognized as compensation expense was approximately $108,000 and $428,000, respectively for the three month period ended March 31, 2008 and for the year ended December 31, 2007 and the associated income tax benefit recognized was $37,000 and $138,000, respectively.

As part of its implementation of SFAS 123(R), the Company had no historical pattern of option exercises. Therefore, the Company could not identify any patterns in the exercise of options. As such, the Company used the guidance in Staff Accounting Bulletin No. 107 issued by the Securities and Exchange Commission to determine the estimated life of options issued. Expected volatility is based on historical volatility of the similar sized insurance company’s stock. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield assumption is based on the Company’s historical and expectation of dividend payments.

No options were granted during the three months ended March 31, 2008. The fair value of options granted in 2007 was estimated on the date of grant using the following assumptions and the Black-Scholes option pricing model:

Year Ended December 31, 2007
Dividend yield	0.0%
Expected volatility	48.0%
Risk-free interest rate	3.63% to 4.75%
Expected life (in years)	5.5 to 6.5
Weighted-average fair value of options granted	$1.26

(continued)

HOMEOWNERS CHOICE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(12) Deferred Acquisition Costs

Deferred acquisition costs incurred and amortized are as follows (dollars in thousands):

	Three Month Period Ended March 31, 2008	Year Ended December 31, 2007
Balance, beginning of period	$3,163	—
Costs, deferred during the year	3,435	4,689
Amortization charged to expense	(1,912)	(1,526)

Balance, end of period	$4,686	3,163

(13) Subsequent Event

Effective May 30, 2008, the Company completed the process of incorporating Claddaugh Casualty Insurance Company, Ltd (“Claddaugh”) as a Bermuda domiciled reinsurance company. Claddaugh’s incorporation required a minimum capital and surplus of $2.0 million, which the Company funded with a $120,000 cash deposit and a $1,880,000 letter of credit. The Company pledged a certificate of deposit, with a $1,880,000 face amount, as collateral for the letter of credit. The Company may enter into a reinsurance treaty with Claddaugh. However, any such treaties may be subject to review and approval of the Florida Office of Insurance Regulation.

On May 29, 2008, the Company’s stockholders authorized an increase in authorized common stock to 100,000,000 shares and also approved a 1 for 2.50 reverse common stock split (see Note 15).

(14) Condensed Financial Information of Homeowners Choice, Inc.

Condensed financial information of Homeowners Choice, Inc., is as follows (dollars in thousands):

Balance Sheets

	At March 31, 2008	At December 31, 2007
Assets

Cash and cash equivalents	$374	823
Investment in subsidiaries	17,752	13,558
Deferred income taxes	175	138
Other assets	560	218

Total assets	$18,861	14,737

(continued)

HOMEOWNERS CHOICE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(14) Condensed Financial Information of Homeowners Choice, Inc., continued

	At March 31, 2008	At December 31, 2007

Liabilities and Stockholders’ Equity
Accrued expenses and other liabilities	491	144
Due to related party	—	255

Total liabilities	491	399

Stockholders’ equity:
Common stock	—	—
Additional paid-in capital	13,491	13,383
Retained earnings	4,879	955

Total stockholders’ equity	18,370	14,338

Total liabilities and stockholders’ equity	$18,861	14,737

Statements of Operations

	Three Month Period Ended March 31,		Year Ended December 31, 2007	Period from November 30, 2006 (Inception) to December 31, 2006
	2008	2007
		(Unaudited)
Investment income	$2	—	16	—
Preopening expenses	—	(79)	(48)	(62)
Other operating expenses	(437)	—	(835)	—

Loss before income tax benefit and equity in earnings of subsidiaries	(435)	(79)	(867)	(62)
Income tax benefit	165	—	326	—

Net loss before equity in earnings of subsidiaries	$(270)	(79)	(541)	(62)

Equity in earnings of subsidiaries	$4,194	—	1,558	—

Net income (loss)	$3,924	(79)	1,017	(62)

(continued)

HOMEOWNERS CHOICE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(14) Condensed Financial Information of Homeowners Choice, Inc., continued

Statements of Cash Flows

	Three Month Period Ended March 31,		Year Ended December 31, 2007	Period from November 30, 2006 (Inception) to December 31, 2006
	2008	2007
		(Unaudited)
Cash flows from operating activities:
Net income (loss)	$3,924	(79)	1,017	(62)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Stock-based compensation	108	—	428	—
Equity in earnings of subsidiaries	(4,194)	—	(1,558)	—
Deferred income tax benefit	(37)	—	(138)	—
Increase in other assets	(342)	—	(218)	—
Increase in accrued expense and other liabilities	347	84	106	—
Decrease (increase) in due to related parties	(255)	—	230	25

Net cash (used in) provided by operating activities	(449)	5	(133)	1

Cash flows from investing activity-
Investment in subsidiary	—	—	(12,000)	—

Cash flows from financing activity-
Proceeds from sale of common stock	—	—	12,955	—

Net (decrease ) increase in cash and cash equivalents	(449)	5	822	1

Cash and cash equivalents at beginning of period	823	1	1	—

Cash and cash equivalents at end of period	$374	6	823	1

(15) Reverse Common Stock Split

On May 29, 2008 the shareholders approved, and on June 16, 2008, the Company effected, a 1 for 2.50 reverse split of its issued and outstanding Common Stock. The accompanying consolidated financial statements, notes and other references to share and per share data have been retroactively restated to reflect the reverse stock split for all periods presented.

(16) Private Placement—Common Stock

In April 2007, the Company sold 5,182,000 shares of common stock to certain accredited investors at a price of $2.50 per share for an aggregate purchase price of $12,955,000.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until                     , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

Maximum of 1,666,668 Units

Minimum of 1,333,334 Units

Each Unit Consisting of One Share of

Common Stock and One Warrant

Prospectus

Anderson & Strudwick, Incorporated

GunnAllen Financial, Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than placement agent fees and expenses, payable by the registrant in connection with this offering. All amounts are estimates, except for the Securities and Exchange Commission registration fee and the FINRA filing fee. All of these costs and expenses will be borne by the registrant.

Securities and Exchange Commission filing fee	$629	(1)
FINRA filing fee	1,500
NASDAQ Global Market	100,000
Transfer agent, warrant agent and Registrar expenses and fees	1,000
Printing and engraving expenses	125,000
Accountants’ fees and expenses	50,000
Legal fees and expenses	350,000
Miscellaneous	71,871

Total	$700,000

(1)	Rounded up to nearest whole number.

Item 14.	Indemnification of Directors and Officers.

The Florida Business Corporation Act, or FBCA, permits a Florida corporation to indemnify any person who may be a party to any third party proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, against liability incurred in connection with such proceeding (including any appeal thereof) if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The FBCA permits a Florida corporation to indemnify any person who may be a party to a derivative action if such person acted in any of the capacities set forth in the preceding paragraph, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expenses of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding (including appeals), provided that the person acted under the standards set forth in the preceding paragraph. However, no indemnification shall be made for any claim, issue, or matter for which such person is found to be liable unless, and only to the extent that, the court determines that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

The FBCA provides that any indemnification made under the above provisions, unless pursuant to a court determination, may be made only after a determination that the person to be indemnified has met the standard of conduct described above. This determination is to be made by a majority vote of a quorum consisting of the disinterested directors of the board of directors, by duly selected independent legal counsel, or by a majority vote of the disinterested stockholders. The board of directors also may designate a special committee of disinterested directors to make this determination. Notwithstanding, the FBCA provides that a Florida corporation must indemnify any director, or officer, employee or agent of a corporation who has been successful in the defense of any proceeding referred to above.

Notwithstanding the foregoing, the FBCA provides, in general, that no director shall be personally liable for monetary damages to our company or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, unless: (a) the director breached or failed to perform his duties as a director; and (b) the director’s breach of, or failure to perform, those duties constitutes (i) a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (iii) unlawful distributions, (iv) with respect to a proceeding by or in the right of the company to procure a judgment in its favor or by or in the right of a stockholder, conscious disregard for the best interest of the company, or willful misconduct, or (v) with respect to a proceeding by or in the right of someone other than the company or a stockholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property. The term “recklessness,” as used above, means the action, or omission to act, in conscious disregard of a risk: (a) known, or so obvious that it should have been known, to the directors; and (b) known to the director, or so obvious that it should have been known, to be so great as to make it highly probable that harm would follow from such action or omission.

The FBCA further provides that the indemnification and advancement of payment provisions contained therein are not exclusive and it specifically empowers a corporation to make any other further indemnification or advancement of expenses under any bylaw, agreement, vote of stockholders, or disinterested directors or otherwise, both for actions taken in an official capacity and for actions taken in other capacities while holding an office. However, a corporation cannot indemnify or advance expenses if a judgment or other final adjudication establishes that the actions of the director or officer were material to the adjudicated cause of action and the director or officer (a) violated criminal law, unless the director or officer had reasonable cause to believe his conduct was unlawful, (b) derived an improper personal benefit from a transaction, (c) was or is a director in a circumstance where the liability for unlawful distributions applies, or (d) engages in willful misconduct or conscious disregard for the best interests of the corporation in a proceeding by or in right of the corporation to procure a judgment in its favor or in a proceeding by or in right of a stockholder.

We have adopted provisions in our bylaws providing that our directors, officers, employees, and agents shall be indemnified to the fullest extent permitted by Florida law. Accordingly, we have acquired D & O insurance coverage for our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors or officers pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities Exchange Commission, this indemnification is against public policy as expressed in the Securities Act of 1933, and is therefore unenforceable.

There is no pending litigation or proceeding involving any of our directors, officers, employees, or other agents as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

Item 15.	Recent Sales of Unregistered Securities

Since our incorporation in November 2006, we have issued the following securities which were not registered under the Securities Act of 1933.

1. In April 2007, we issued and sold 12,955,000 shares of our common stock at a price of $1.00 per share to a group of accredited investors for an aggregate purchase price of $12,955,000. After the 1-for-2.50 split of our common stock, these accredited investors own 5,182,000 shares of our common stock.

2. On June 1, 2007, we issued options to purchase 2,875,000 shares of common stock employees, officers, directors and consultants under our 2007 Stock Option and Incentive Plan, with a weighted average exercise price of $1.00 per share. After the 1-for-2.50 split of our common stock, there are now 1,150,000 shares of common stock subject to these options, with a weighted exercise price of $2.50 per share.

3. On June 1, 2007, we issued to Anil Patel an option to purchase 50,000 shares of common stock at an exercise price of $1.00 per share. After the 1-for-2.50 split of our common stock, there are now 20,000 shares of common stock subject to the option, with an exercise price of $2.50 per share.

4. On June 1, 2007, we issued to Mark Berset an option to purchase 475,000 shares of common stock at an exercise price of $1.00 per share. After the 1-for-2.50 split of our common stock, there are now 190,000 shares of common stock subject to the option, with an exercise price of $2.50 per share. We issued the option to Mr. Berset for his consultative services and advice regarding industry trends and practices rendered to the Company during its initial formation. Of the 190,000 shares subject to the option, 80,000 shares are currently exercisable. Of the remaining options to purchase 110,000 shares of common stock, the option to purchase 90,000 shares vests at a rate of 5,000 shares per month, and the option to purchase the remaining 20,000 shares vests annually at a rate of 10,000 shares per year. Upon vesting, the option will be fully exercisable.

5. On June 1, 2007, we issued to Jay Burmer an option to purchase 50,000 shares of common stock at an exercise price of $1.00 per share. After the 1-for-2.50 split of our common stock, there are now 20,000 shares of common stock subject to the option, with an exercise price of $2.50 per share.

6. On September 6, 2007, we issued to Paresh Patel an option to purchase 150,000 shares of common stock at an exercise price of $1.00 per share. After the 1-for-2.50 split of our common stock, there are now 60,000 shares of common stock subject to the option, with an exercise price of $2.50 per share. These options were granted to Mr. Patel as compensation for implementing our in-house policy administration function. These options are not exercisable until the fair market value of our common stock is $7.50 per share.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs 1-6 by virtue of Section 4(2) of the Securities Act and by virtue of Rule 506 of Regulation D. Such sales and issuances did not involve any public offering, were made without general solicitation or advertising and each purchaser was an accredited investor with access to all relevant information necessary to evaluate the investment and represented to us that the shares were being acquired for investment.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraph 2 by virtue of Section 4(2) of the Securities Act and by virtue of Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701. Such sales and issuances did not involve any public offering, were made without general solicitation or advertising, and each purchaser represented its intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

No underwriters were employed in any of the above transactions.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits. See Exhibit Index.

(b) Financial Statement Schedules. Schedules are omitted for the reason that they are not applicable, not required or included in the Consolidated Financial Statements and the related Notes to Consolidated Financial Statements of Homeowners Choice Insurance, Inc. and its subsidiaries.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the placement agents at the closing specified in the placement agent agreement certificates in such denominations and registered in such names as required by the placement agents to permit prompt deliver to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of HCI pursuant to the foregoing provisions, or otherwise, HCI has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by HCI of expenses incurred or paid by a director, officer or controlling person of HCI in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, HCI will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Port St. Lucie, State of Florida, on the 8th day of July, 2008.

HOMEOWNERS CHOICE, INC.

By:	/s/ Francis McCahill, III
Francis McCahill, III
President and Chief Executive Officer (Principal Executive Officer)

Signature	Title	Date

/s/ Francis McCahill, III Francis McCahill, III	President, Chief Executive Officer, and Director (Principal Executive Officer)	July 8, 2008

/s/ Richard R. Allen Richard R. Allen	Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer)	July 8, 2008

/s/ Paresh Patel Paresh Patel	Chairman of the Board of Directors	July 8, 2008

* Martin A. Traber	Director	July 8, 2008
* George Apostolou	Director	July 8, 2008
* Sanjay Madhu	Director	July 8, 2008
* Krishna Persaud	Director	July 8, 2008
* Gregory Politis	Director	July 8, 2008
* Anthony Saravanos	Director	July 8, 2008
* Garth A. Vernon	Director	July 8, 2008

*By:	/s/ Paresh Patel
Paresh Patel Attorney-in-Fact

S-1

EXHIBIT INDEX

Exhibit Number	Document Description
1.1**	Form of Placement Agent Agreement between Homeowners Choice, Inc. and Anderson & Strudwick, Incorporated.

3.1†	Articles of Incorporation for Homeowners Choice, Inc., as amended.

3.2**	Bylaws of Homeowners Choice, Inc., as amended.

4.1*	Specimen Common Stock Certificate.

4.2**	Form of Warrant Agreement between Homeowners Choice, Inc. and American Stock Transfer & Trust Company.

4.3**	Specimen Warrant Certificate.

4.4**	Form of Warrant Agreement between Homeowners Choice, Inc. and Anderson & Strudwick, Incorporated.

4.5**	Form of Warrant Certificate to be issued to Anderson & Strudwick, Incorporated as placement agent.

5.1**	Opinion of Foley & Lardner LLP.

10.1†	Executive Agreement, dated May 1, 2007, by and between Homeowners Choice, Inc. and Francis X. McCahill, III.

10.2†	Executive Agreement, dated May 1, 2007, by and between Homeowners Choice, Inc. and Richard R. Allen.

10.3†	Executive Agreement, dated May 1, 2007, by and between Homeowners Choice, Inc. and Ronald E. Chapman.

10.4†	Separation Agreement and General Release, dated November 29, 2007, between Homeowners Choice, Inc. and Ronald E. Chapman.

10.5†	Consulting Agreement, dated June 1, 2007, by and between Homeowners Choice, Inc. and Scorpio Systems, Inc.

10.6†	2007 Stock Option and Incentive Plan.

10.7†	Form of Incentive Stock Option Agreement and Incentive Stock Option Agreement – Incorporated Terms and Conditions.

10.8†	ISO Master Agreement – Property/Casualty Insurer, dated November 1, 2007, between Insurance Services Office, Inc. and Homeowners Choice, Inc., as supplemented.

10.9†	Software License and Maintenance Agreement, dated April 8, 2008, by and between Homeowners Choice, Inc. and Scorpio Systems, Inc.

10.10†	PLA Non-Bonus Assumption Agreement, dated June 19, 2007, by and between Homeowners Choice Property and Casualty Insurance Company and Citizens Property Insurance Corporation.

10.11†	Service Contract for Homeowners Claims Handling, dated May 30, 2007, by and between Homeowners Choice Managers, Inc. and Johns Eastern Company, Inc.

10.12†	Policy Administration Agreement between Homeowners Choice Managers, Inc. and Southern Administration, Inc., dated September 15, 2007.

10.13†	Excess Catastrophe Reinsurance Contract, effective July 1, 2007, issued to Homeowners Choice Property and Casualty Insurance Company by the Subscribing Reinsurers executing the Interests and Liabilities Agreements attached thereto.

10.14†	Addendum No. 1 to the Excess Catastrophe Reinsurance Contract, effective July 1, 2007, issued to Homeowners Choice Property and Casualty Insurance Company and Addendum No. 1 to the Interests and Liabilities Agreements executed by the Subscribing Reinsurers.

Exhibit Number	Document Description
10.15†	Excess Per Risk Reinsurance Contract, effective January 1, 2008, issued to Homeowners Choice Property and Casualty Insurance Company by the Subscribing Reinsurers executing the Interests and Liabilities Agreements attached thereto.

10.16†	Managing General Agency Agreement, dated March 30, 2007, between Homeowners Choice Managers, Inc. and Homeowners Choice Property and Casualty Insurance Company, Inc.

10.17†	Assignment of Lease to Homeowners Choice, Inc. by Cypress Underwriters, Inc., dated July 31, 2007 (original Master Lease attached).

10.18†	Lease Agreement between Homeowners Choice, Inc., and 2340 Drew St, LLC, dated April 8, 2008.

10.19**	Voting Agreement between Homeowners Choice, Inc. and the shareholders executing a counterpart signature page to the Voting Agreement, as amended.

10.20**	Form of Escrow Agreement between Anderson & Strudwick, Incorporated, Homeowners Choice, Inc., and SunTrust Bank, N.A.

21.1†	Subsidiaries of the Registrant.

23.1**	Consent of Hacker, Johnson & Smith PA.

23.2**	Consent of Foley & Lardner LLP (contained in Exhibit 5.1).

24.1†	Power of Attorney (included on signature pages hereto).

*	To be filed by amendment
**	Filed herewith
†	Previously filed